As filed with the Securities and Exchange             Registration No. 333-87131
Commission on December 15, 1999                       Registration No. 811-8582

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

--------------------------------------------------------------------------------
                        Pre-Effective Amendment No. 1 To
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                and Amendment To

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

--------------------------------------------------------------------------------
        Variable Annuity Account I of Aetna Insurance Company of America

                       Aetna Insurance Company of America

            151 Farmington Avenue, TS31, Hartford, Connecticut 06156

        Depositor's Telephone Number, including Area Code: (860) 273-4686

                           Julie E. Rockmore, Counsel
                       Aetna Insurance Company of America
            151 Farmington Avenue, TS31, Hartford, Connecticut 06156
                     (Name and Address of Agent for Service)


Approximate date of Proposed Public Offering: As soon as practicable after the effectiveness of this Registration Statement.

It is proposed that this filing will become effective on December 17, 1999.

                           VARIABLE ANNUITY ACCOUNT I
                              CROSS REFERENCE SHEET


FORM N-4
ITEM NO.                          PART A (PROSPECTUS)                     LOCATION - PROSPECTUS
    1           Cover Page...........................................    Cover Page

    2           Definitions..........................................    Not Applicable

    3           Synopsis.............................................    Contract Overview; Fee Table

    4           Condensed Financial Information......................    Condensed Financial Information

    5           General Description of Registrant, Depositor, and
                Portfolio Companies..................................    Other Topics - The Company; Variable
                                                                         Annuity Account I; Appendix III - Fund
                                                                         Descriptions

    6           Deductions and Expenses..............................    Fees

    7           General Description of Variable Annuity Contracts....    Contract Overview; Other Topics

    8           Annuity Period.......................................    Income Phase

    9           Death Benefit........................................    Death Benefit

   10           Purchases and Contract Value.........................    Contract Purchase and Participation; Your
                                                                         Account Value

   11           Redemptions..........................................    Right to Cancel; Withdrawals; Income Phase

   12           Taxes................................................    Taxation

   13           Legal Proceedings....................................    Other Topics - Legal Matters and
                                                                         Proceedings

   14           Table of Contents of the Statement of Additional
                Information..........................................    Contents of the Statement of Additional
                                                                         Information

 FORM N-4                        PART B (STATEMENT OF                      LOCATION - STATEMENT OF
 ITEM NO.                       ADDITIONAL INFORMATION)                    ADDITIONAL INFORMATION
        15           Cover Page.........................................  Cover page

        16           Table of Contents..................................  Table of Contents

        17           General Information and History....................  General Information and History

        18           Services...........................................  General Information and History;
                                                                          Independent Auditors

        19           Purchase of Securities Being Offered...............  Offering and Purchase of Contracts

        20           Underwriters.......................................  Offering and Purchase of Contracts

        21           Calculation of Performance Data....................  Performance Data; Average Annual
                                                                          Total Return Quotations

        22           Annuity Payments...................................  Income Phase Payments

        23           Financial Statements...............................  Financial Statements


                           Part C (Other Information)
                           --------------------------

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C to this Registration Statement.

                         Prospectus -- December 17, 1999
                         -------------------------------
The Funds

Aetna Ascent VP
Aetna Balanced VP, Inc.
Aetna Income Shares d/b/a Aetna Bond VP
Aetna Crossroads VP
Aetna Growth VP
Aetna Variable Fund d/b/a Aetna Growth and Income VP
Aetna High Yield VP
Aetna Index Plus Large Cap VP
Aetna Index Plus Mid Cap VP
Aetna Index Plus Small Cap VP
Aetna International VP
Aetna Legacy VP
Aetna Variable Encore Fund d/b/a Aetna Money Market VP
Aetna Real Estate Securities VP
Aetna Small Company VP
Aetna Value Opportunity VP
AIM V.I. Capital Appreciation Fund
AIM V.I. Growth Fund
AIM V.I. Growth and Income Fund
AIM V.I. Value Fund
Calvert Social Balanced Portfolio
Fidelity Variable Insurance Products Fund (VIP) Equity-Income Portfolio Fidelity Variable Insurance Products Fund (VIP) Growth Portfolio
Fidelity Variable Insurance Products Fund (VIP) Overseas Portfolio Fidelity Variable Insurance Products Fund II (VIP II) Contrafund Portfolio Janus Aspen Aggressive Growth Portfolio
Janus Aspen Balanced Portfolio
Janus Aspen Flexible Income Portfolio
Janus Aspen Growth Portfolio
Janus Aspen Worldwide Growth Portfolio
Oppenheimer Global Securities Fund/VA
Oppenheimer Strategic Bond Fund/VA
Portfolio Partners MFS Emerging Equities Portfolio
Portfolio Partners MFS Research Growth Portfolio
Portfolio Partners MFS Value Equity Portfolio
Portfolio Partners Scudder International Growth Portfolio
Portfolio Partners T. Rowe Price Growth Equity Portfolio

The Contracts. The contracts described in this prospectus are group deferred variable annuity contracts issued by Aetna Insurance Company of America (the Company). They are intended to be used as funding vehicles for certain types of retirement plans that qualify for beneficial tax treatment and/or provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (Tax Code).

Why Reading This Prospectus is Important. Before you participate in a contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer or a trust) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.


Table of Contents . . . page 3

Contract Design. The contracts, and the plans they support, are designed to:

>Help you save for retirement while receiving beneficial tax treatment;

>Offer a variety of investment options to help meet long-term financial goals;

>Provide a benefit to a beneficiary in the event of death; and

>Provide future income payments over a lifetime or for a specified period.

Investment Options. The contracts offer variable investment options and a fixed interest option. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account I (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on this page. Earnings on amounts invested in a subaccount will vary depending on the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

The funds in which the subaccounts invest have various risks. For information about risks of investing in the funds see "Investment Options" in this prospectus and each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the fund prospectuses for future reference.

Fixed Interest Option.


>Fixed Plus Account


Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the Fixed Plus Account in an appendix to this prospectus.

                   -------------------------------------------

Getting Additional Information. You may obtain the December 17, 1999, Statement of Additional Information (SAI) by indicating your request on your enrollment materials or calling the Company at 1-800-525-4225. You may also obtain an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account are posted on the Securities and Exchange Commission (SEC) web site, http://www.sec.gov and may also be obtained, free of charge, by contacting the SEC Public Reference Room at 202-942-8090. The SAI table of contents is listed on page 34 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

                                TABLE OF CONTENTS

  Contract Overview                                                    4
  Who's Who
  The Contract and Your Retirement Plan
  Contract Rights
  Contract Facts
  Contract Phases: Accumulation Phase, Income Phase
  Questions: Contacting the Company
  Sending Requests in Good Order

Fee Table............................................................. 6
Condensed Financial Information.......................................10
Investment Options....................................................10
Transfers.............................................................11
Contract Purchase and Participation...................................12
Contract Ownership and Rights.........................................13
Right to Cancel.......................................................13
Fees..................................................................14
Your Account Value....................................................16
Withdrawals...........................................................18
Systematic Distribution Options.......................................19
Death Benefit.........................................................20
Income Phase..........................................................21
Taxation..............................................................25
Other Topics..........................................................30

The Company - Variable Annuity Account I - Performance Reporting - Voting Rights
- Contract Distribution - Contract Modification - Legal Matters and Proceedings
- Payment Delay or Suspension - Transfer of Ownership; Assignment - Account Termination - Year 2000 Readiness

Contents of the Statement of Additional Information...................34
Appendix I - Fixed Plus Account.......................................35
Appendix II - Employee Appointment of Employee as Agent...............37
Appendix III - Fund Descriptions......................................38

The Contract and Your
Retirement Plan

Retirement Plan (plan): A plan sponsor has established a retirement plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the retirement plan by the Tax Code section under which it qualifies. For example: a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code section 403(b). To learn which Tax Code section applies to your plan, contact your plan sponsor, your Aetna representative or the Company.

Contract Rights: Rights under the contract, and who may exercise those rights, may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.


Contract Overview
-----------------

The following is a summary. Please read each section of this prospectus for additional information.

                                    Who's Who

You (the participant): The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer or a trust.

Contract Holder: The person to whom we issue the contract. Generally, the plan sponsor.

We (the Company): Aetna Insurance Company of America. We issue the contract.

Service Center: The location to which all inquiries, transactions and requests should be addressed. The address is: Aetna Financial Services, Annuity Services, 151 Farmington Avenue, Hartford, CT 06156-1277.

For greater detail please review "Contract Ownership and Rights" and "Contract Purchase and Participation."


                                 Contract Facts

Free look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) plans or in some plans under 401(a) may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract (or a longer period if required by state law). See "Right to Cancel."

Death Benefit: A beneficiary may receive a benefit in the event of your death prior to the income phase. Death benefits during the income phase depend on the payment option selected. See "Death Benefit" and "Income Phase."

Withdrawals: During the accumulation phase, you may withdraw all or part of your account value. The Tax Code may impose restrictions on withdrawals from plans, which may vary. In addition, you may have the right to withdraw all or part of your account value during the income phase. Amounts withdrawn may be subject to tax withholding and taxation. See "Withdrawals," "Taxation," and "Income Phase."

Systematic Distribution Options: These allow you to receive regular payments from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees: Certain fees are deducted from your account value. In addition, we reserve the right to deduct premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. See "Fee Table" and "Fees."

Taxation: You will generally not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements (including 403(b) and 401(a) plans) also defer payment of taxes on earnings until they are withdrawn. You should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your decision with your financial representative. Taxes will generally be due when you receive a distribution of earnings. Tax penalties may apply in some circumstances. See "Taxation."

                                 Contract Phases

I. The Accumulation Phase (accumulating retirement benefits)

                                                                          +                      +
                                                                           |    Payments to |
STEP 1: You or the contract                                                 | Your Account |
                                                                            ----------------
holder provide Aetna                                                      +                      +
Insurance                                                                 Step 1 [arrow down]
                                                                          -------------------
Company of America with your completed               +                                                                 +
enrollment materials.                                 | Aetna Insurance Company of America|
                                                      -------------------------------------
    According to the plan, we set                    +                                                                 +
up one or more accounts for you.                         a. [arrow down]             Step 2        b. [arrow down]
                                                         ---------------             ------        ---------------
We may set up account(s) for                         +             +      +                                            +
employer contributions and/or                         | Fixed       |      |            Variable Annuity                |
for contributions from your                           |Interest|           |                 Account I                  |
salary.                                               |Option |            |                                            |
                                                      |             |            | Variable Investment Options|
STEP 2: The contract holder,                         +             +      +                                            +
or you if permitted by your                                                                The Subaccounts
                                                                                           ---------------
plan, directs us to invest your                                            +             +               +              +
account dollars in any of the following:                                   |      A      |       B       |     Etc.     |
                                                                                  -              -             ----
(a) Fixed Interest Option
(b) Variable Investment                                                             Step 2(b)[arrow down]
                                                                                    ---------------------
       Options. (The variable investment                                  +             +               +              +
       options are the subaccounts of                                       | Mutual |        Mutual |         Etc.     |
       Variable Annuity Account I. Each                                     | Fund A |        Fund B |                  |
                                                                            ----------        --------
       one invests in a specific mutual                                   +             +               +              +
       fund.)

STEP 2(b), continued: The subaccount(s)
selected purchases shares of its
corresponding fund.

II. The Income Phase

The contract offers several payment options (see "Income Phase.") In general, you may:

> Receive payments over a lifetime or for a specified period;

> Receive payments monthly, quarterly, semi-annually or annually;

> Select an option that provides a death benefit to beneficiaries; and

> Select fixed payments or payments that vary based on the performance of the variable investment options you select.

Questions? Contact your local representative or write or call the Service
Center:

Aetna  Financial Services
Annuity Services
151 Farmington Avenue
Hartford, CT 06156-1277

1-800-525-4225

Sending forms and written requests in good order

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." We can only act upon written requests that are received in good order.

In This Section:

>Maximum Fees Deducted From Investments in the Subaccounts

>Fund Fees

>Examples of Fee Deductions

See "Fees" for:

>How, When and Why Fees are Deducted

>Reduction, Waiver and/or Elimination of Certain Fees

>Premium and Other Taxes

See "Income Phase" for:

>Fees during the income phase


Fee Table
---------

The tables and examples in this section show the fees your account may incur while accumulating dollars under the contract (the accumulation phase). The fees shown below do not include premium taxes that may be applicable. During the income phase, a maximum mortality and expense charge of 1.25% and a maximum administrative expense charge of 0.25% may be charged. See "Income Phase" for further discussion of fees that may apply after you begin receiving payments under the contract.


Fees Deducted From the Subaccounts On an Annual Basis (As a percentage of average account value)

Mortality and Expense Risk Charge.............................. 1.00%(1)

Administrative Expense Charge.................................. 0.00% - 0.25%(2)
                                                                ----------------
Total Separate Account Expenses................................ 1.00% - 1.25%
                                                                ================

(1) This is the maximum mortality and expense risk charge during the accumulation phase. This charge may be reduced for certain plans. See "Fees
     - Mortality and Expense Risk Charge."

(2) We currently do not impose an administrative expense charge; however, we reserve the right to charge not more than 0.25% on an annual basis from the subaccounts. See "Fees - Administrative Expense Charge."

Fees Deducted by the Funds

Using this Information. The following table shows the investment advisory fees and other expenses charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

How Fees are Deducted. Fund fees are not deducted from account values. Instead, fees are deducted from the value of the fund shares on a daily basis, which in turn will affect the value of each subaccount on a daily basis. Except as noted below, the following figures are a percentage of the average net assets of each fund, and are based on figures for the year ended December 31, 1998.

                                                                                       Total Fund                 Net Fund
                                                                                         Annual                    Annual
                                                                                        Expenses                  Expenses
                                                               Investment                Without       Total       After
                                                                Advisory      Other    Waivers or   Waivers and  Waivers or
                                                                 Fees(1)    Expenses   Reductions    Reductions  Reductions
                                                                 -------    --------   ----------    ----------  ----------
Aetna Ascent VP(2)(3)                                           0.60%       0.15%       0.75%          0.00%        0.75%
Aetna Balanced VP, Inc.(3)                                      0.50%       0.09%       0.59%            --         0.59%
Aetna Bond VP(3)                                                0.40%       0.10%       0.50%            --         0.50%
Aetna Crossroads VP(2)(3)                                       0.60%       0.15%       0.75%          0.00%        0.75%
Aetna Growth VP(2)(3)                                           0.60%       0.15%       0.75%          0.00%        0.75%
Aetna Growth and Income VP(3)                                   0.50%       0.08%       0.58%            --         0.58%
Aetna High Yield VP(2)(3)                                       0.65%       0.40%       1.05%          0.25%        0.80%
Aetna Index Plus Large Cap VP(2)(3)                             0.35%       0.10%       0.45%          0.00%        0.45%
Aetna Index Plus Mid Cap VP(2)(3)                               0.40%       0.51%       0.91%          0.31%        0.60%
Aetna Index Plus Small Cap VP(2)(3)                             0.40%       0.61%       1.01%          0.41%        0.60%
Aetna International VP(2)(3)                                    0.85%       1.22%       2.07%          0.92%        1.15%
Aetna Legacy VP(2)(3)                                           0.60%       0.16%       0.76%          0.00%        0.76%
Aetna Money Market VP(3)                                        0.25%       0.09%       0.34%            --         0.34%
Aetna Real Estate Securities VP(2)(3)                           0.75%       0.73%       1.48%          0.53%        0.95%
Aetna Small Company VP(2)(3)                                    0.75%       0.14%       0.89%          0.00%        0.89%
Aetna Value Opportunity VP(2)(3)                                0.60%       0.14%       0.74%          0.00%        0.74%
AIM V.I. Capital Appreciation Fund(4)                           0.62%       0.05%       0.67%            --         0.67%
AIM V.I. Growth Fund(4)                                         0.64%       0.08%       0.72%            --         0.72%
AIM V.I. Growth and Income Fund(4)                              0.61%       0.04%       0.65%            --         0.65%
AIM V.I. Value Fund(4)                                          0.61%       0.05%       0.66%            --         0.66%
Calvert Social Balanced Portfolio(5)                            0.70%       0.18%       0.88%            --         0.88%
Fidelity VIP Equity-Income Portfolio(6)                         0.49%       0.09%       0.58%            --         0.58%
Fidelity VIP Growth Portfolio(6)                                0.59%       0.09%       0.68%            --         0.68%
Fidelity VIP Overseas Portfolio(6)                              0.74%       0.17%       0.91%            --         0.91%
Fidelity VIP II Contrafund Portfolio(6)                         0.59%       0.11%       0.70%            --         0.70%
Janus Aspen Aggressive Growth Portfolio(7)                      0.72%       0.03%       0.75%          0.00%        0.75%
Janus Aspen Balanced Portfolio(7)                               0.72%       0.02%       0.74%          0.00%        0.74%
Janus Aspen Flexible Income Portfolio(7)                        0.65%       0.08%       0.73%          0.00%        0.73%
Janus Aspen Growth Portfolio(7)                                 0.72%       0.03%       0.75%          0.07%        0.68%
Janus Aspen Worldwide Growth Portfolio(7)                       0.67%       0.07%       0.74%          0.02%        0.72%
Oppenheimer Global Securities Fund/VA(4)                        0.68%       0.06%       0.74%            --         0.74%
Oppenheimer Strategic Bond Fund/VA(4)                           0.74%       0.06%       0.80%            --         0.80%
Portfolio Partners MFS Emerging Equities Portfolio (8)          0.68%       0.13%       0.81%          0.00%        0.83%
Portfolio Partners MFS Research Growth Portfolio (8)            0.70%       0.15%       0.85%            --         0.85%
Portfolio Partners MFS Value Equity Portfolio(8)                0.65%       0.25%       0.90%            --         0.90%
Portfolio Partners Scudder International Growth
  Portfolio(8)                                                  0.80%       0.20%       1.00%            --         1.00%
Portfolio Partners T. Rowe Price Growth Equity Portfolio(8)     0.60%       0.15%       0.75%            --         0.75%

Footnotes to the "Fund Expense Table"

       (1) Certain of the fund advisers reimburse the Company for administrative costs incurred in connection with administering the funds as variable funding options under the contract. These reimbursements are generally paid out of the management fees and are not charged to investors. For the AIM Funds, the reimbursements may be paid out of fund assets in an amount up to 0.25% annually. Any such reimbursements paid from the AIM Funds' assets are included in the "Other Expenses" column.

       (2) The investment adviser is contractually obligated through December 31, 1999 to waive all or a portion of its investment advisory fee and/or its administrative services fee and/or to reimburse a portion of other expenses in order to ensure that the portfolio's Total Fund Annual Expenses do not exceed the percentage reflected under Net Fund Annual Expenses After Waivers or Reductions.

       (3) Prior to May 1, 1998, the portfolio's investment adviser provided administrative services to the portfolio and assumed the portfolio's ordinary recurring direct costs under an administrative services agreement. After that date, the portfolio's investment adviser provided administrative services but no longer assumed all of the portfolio's ordinary recurring direct costs under an administrative services agreement. The administrative fee is 0.075% on the first $5 billion in assets and 0.050% on all assets over $5 billion. The "Other Expenses" shown are not based on actual figures for the year ended December 31, 1998, but reflect the fee payable under the new administrative services agreement and estimates the portfolio's ordinary recurring direct costs.

       (4) Fee waiver/expense reimbursement obligations do not apply to these portfolios.

       (5) The figures above are based on expenses for fiscal year 1998, and have been restated to reflect the elimination of a performance adjustment. The restatement includes an addition of 0.01% to the portfolio management fee. Other Expenses reflect an indirect fee of 0.02% relating to an expense offset arrangement with the portfolio's custodian. Amount shown under Total Waivers and Reductions does not reflect a voluntary reduction of fees paid indirectly. If this voluntary reduction of fees paid indirectly was reflected, the amount shown under Net Fund Annual Expenses After Waivers and Reductions would be 0.86%.

       (6) A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, certain funds, or the investment adviser on behalf of certain funds, have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. These credits are not included under Total Waivers and Reductions. If these credits had been included, the amounts shown under Net Fund Annual Expenses After Waivers and Reductions would be as follows: Fidelity VIP Equity-Income Porfolio - 0.57%; Fidelity VIP Growth Portfolio - 0.66%; Fidelity VIP Overseas Portfolio - 0.89%; Fidelity VIP II Contrafund Portfolio - 0.66%.

       (7) All expenses are stated both with and without contractual waivers and fee reductions by Janus Capital. Fee reductions for the Aggressive Growth, Balanced, Growth and Worldwide Growth Portfolios reduce the management fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the management fee and then against "Other Expenses." Janus Capital has agreed to continue other waivers and fee reduction until at least the next annual renewal of the advisory agreement.

       (8) The investment adviser has agreed to reimburse the portfolios for expenses and/or waive its fees, so that, through at least April 30, 2000, the aggregate of each portfolio's expenses will not exceed the combined investment advisory fees and other expenses shown under the Net Fund Annual Expenses After Waivers or Reductions column above. For the Portfolio Partners MFS Emerging Equities Portfolio, the Total Fund Annual Expenses Without Waivers or Reductions for 1998 were less than the percentage reflected under the Net Fund Annual Expenses After Waivers or Reductions column. Nevertheless, the investment adviser will waive fees and/or reimburse expenses if that portfolio's Total Fund Annual Expenses Without Waivers or Reductions for 1999 exceed the percentage reflected under the Net Fund Annual Expenses After Waivers or Reductions column.

Hypothetical Example

Account Fees Incurred Over Time. The following hypothetical examples show the fees paid over time if $1,000 is invested in a subaccount, assuming a 5% annual return on the investment. For the purpose of these examples, we deducted total fund annual expenses, a mortality and expense risk charge of 1.00% on an annual basis and the maximum administrative expense charge of 0.25% on an annual basis. The total fund annual expenses used are those shown in the column "Total Fund Annual Expenses Without Waivers or Reductions" in the Fund Expense Table.

> These examples are purely hypothetical.

> They should not be considered a representation of past or future fees or expected returns.

> Actual fees and/or returns may be more or less than those shown in these examples.


                                                     Whether or not you withdraw your entire account
                                                     value or if you select an income phase payment
                                                     option at the end of the periods shown, you would
                                                     pay the following fees:
                                                     1 year    3 years   5 years     10 years
                                                     ------    -------   -------     --------
Aetna Ascent VP                                        $20       $63       $108         $233
Aetna Balanced VP, Inc.                                $19       $58       $100         $216
Aetna Bond VP                                          $18       $55       $95          $206
Aetna Crossroads VP                                    $20       $63       $108         $233
Aetna Growth VP                                        $20       $63       $108         $233
Aetna Growth and Income VP                             $19       $58       $99          $215
Aetna High Yield VP                                    $23       $72       $123         $264
Aetna Index Plus Large Cap VP                          $17       $54       $92          $201
Aetna Index Plus Mid Cap VP                            $22       $68       $116         $249
Aetna Index Plus Small Cap VP                          $23       $71       $121         $260
Aetna International VP                                 $33       $102      $173         $361
Aetna Legacy VP                                        $20       $63       $108         $234
Aetna Money Market VP                                  $16       $50       $87          $189
Aetna Real Estate Securities VP                        $28       $85       $144         $306
Aetna Small Company VP                                 $22       $67       $115         $247
Aetna Value Opportunity VP                             $20       $62       $107         $232
AIM V.I. Capital Appreciation Fund                     $20       $60       $104         $224
AIM V.I. Growth Fund                                   $20       $62       $106         $230
AIM V.I. Growth and Income Fund                        $19       $60       $103         $222
AIM V.I. Value Fund                                    $19       $60       $103         $223
Calvert Social Balanced Portfolio                      $22       $67       $114         $246
Fidelity VIP Equity-Income Portfolio                   $19       $58       $99          $215
Fidelity VIP Growth Portfolio                          $20       $61       $104         $225
Fidelity VIP II Contrafund Portfolio                   $22       $68       $116         $249
Fidelity VIP Overseas Portfolio                        $20       $61       $105         $227
Janus Aspen Aggressive Growth Portfolio                $20       $63       $108         $233
Janus Aspen Balanced Portfolio                         $20       $62       $107         $232
Janus Aspen Flexible Income Portfolio                  $20       $62       $107         $231
Janus Aspen Growth Portfolio                           $20       $63       $108         $233
Janus Aspen Worldwide Growth Portfolio                 $20       $62       $107         $232
Oppenheimer Global Securities Fund/VA                  $20       $62       $107         $232
Oppenheimer Strategic Bond Fund/VA                     $21       $64       $110         $238
Portfolio Partners MFS Emerging Equities
  Portfolio                                            $21       $65       $111         $239
Portfolio Partners MFS Research Growth
  Portfolio                                            $21       $66       $113         $243
Portfolio Partners MFS Value Equity Portfolio          $22       $67       $115         $248
Portfolio Partners Scudder International
  Growth Portfolio                                     $23       $70       $120         $258
Portfolio Partners T. Rowe Price Growth
  Equity Portfolio                                     $20       $63       $108         $233

Condensed Financial Information
-------------------------------

As of the date of this prospectus, we had not begun selling the contracts and the subaccounts did not have any assets attributable to the contracts. Therefore, no condensed financial information is presented herein.


Investment Options
------------------

The contract offers variable investment options and a fixed interest option. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account I (the separate account), a separate account of the Company. Earnings on amounts invested in the subaccount will vary depending on the performance and fees of its underlying mutual fund. You do not invest directly in or hold shares of the funds.

  >Fund Descriptions. We provide brief descriptions of the funds in Appendix
  III. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, by calling the Company at the telephone number listed on the cover of this prospectus, by contacting the SEC's website, or by contacting the SEC Public Reference Room.

  Fixed Interest Option. For a description of the Fixed Plus Account, see Appendix I.

Selecting Investment Options

  o Choose options appropriate for you. Your Aetna representative can help you evaluate which subaccounts and/or fixed interest option may be appropriate for your financial goals.
  o Understand the risks associated with the options you choose. Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
  o Be informed. Read this prospectus, the fund prospectuses and the Fixed Plus Account appendix.

Limits on Option Availability. Some funds and the fixed interest option may not be available through certain contracts and plans, or in some states. We may add, withdraw or substitute funds, subject to the conditions in the contract and in compliance with regulatory requirements.

Limits on Number of Options Selected. Generally, the contract holder, or you if permitted by the plan, may select no more than 18 investment options at one time during the accumulation phase of your account. Each subaccount and the Fixed Plus Account counts toward these limits.

Limits Imposed by the Underlying Fund. Orders for the purchase of fund shares may be subject to acceptance by the fund. We reserve the right to reject, without prior notice, any allocation of payments to a subaccount if the subaccount's investment in the corresponding fund is not accepted by the fund for any reason.

Additional Risks of Investing in the Funds. (Mixed and Shared Funding) "Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

>Shared--bought by more than one company.

>Mixed--bought for annuities and life insurance.

It is possible that a conflict of interest may arise due to mixed and/or shared funding, that could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events in order to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.

Transfers
---------

Transfers Among Investment Options. During the accumulation phase and the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers from the Fixed Plus Account are restricted as outlined in Appendix I. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at our Service Center.

Telephone Transfers: Security Measures. To prevent fraudulent use of telephone transactions, we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone transactions. We are not liable for losses resulting from following telephone instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent Transfers. The contracts are not designed to serve as vehicles for frequent trading in response to short-term fluctuations in the market. Such frequent trading can disrupt management of a fund and raise its expenses. This in turn can have an adverse effect on fund performance. Accordingly, organizations or individuals that use market-timing investment strategies and make frequent transfers should not purchase the contracts.

We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple contract holders or participants. Such restrictions could include:

(1) Not accepting transfer instructions from an agent acting on behalf of more than one contract holder or participant; and (2) Not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract holder or participant at a time.

We further reserve the right to impose, without prior notice, restrictions on any transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other contract holders or participants.

The Dollar Cost Averaging Program. Certain contracts allow you to participate in our Dollar Cost Averaging Program. There is no additional charge for this service. Dollar cost averaging is a system of investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "Contract Overview--Questions."

Contract Purchase and Participation
-----------------------------------

Contracts Available for Purchase. The contracts available for purchase are group deferred annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code sections 401(a) and 403(b).

Purchasing the Contract.

1. The contract holder submits the required forms and application to the Company.

2. We approve the forms and issue a contract to the contract holder.

Participating in the Contract.

1. We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder).

2. If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold payments for longer periods with the permission of the contract holder. If we agree to do this, we will deposit the payments in the Aetna Money Market VP subaccount until the forms are completed (or for a maximum of 105 days). If we reject the application or enrollment, we will return the forms and any payments.

Methods of Payment. The contract may allow one or more of the following payment methods:

>Lump sum payments--A one-time payment to your account in the form of a transfer from a previous plan.

>Installment payments--More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to use of these two methods. For example, we may require that installment payments meet certain minimums.

Allocation of Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial contributions to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. (See "Investment Options" and "Transfers.")


Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. (See "Taxation.")

Contract Ownership and Rights
-----------------------------

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract?

  Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent that you are vested under the plan as interpreted by the contract holder.

Who Holds Rights under the Contract?

  > Under all contracts, except those issued through a voluntary 403(b) plan, the contract holder holds all rights under the contract. The contract holder may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.

  >If you participate in the contract through a voluntary 403(b) plan, you hold all rights under the contract.

Right to Cancel

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days (or a longer period if required by state law) after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund not later than seven days after we receive the required documents and written notice in good order at our Service Center. The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

Types of Fees

There are certain types of fees or charges which you may incur under the contract:

>Fees Deducted from the Subaccounts
o Mortality and Expense Risk Charge
o Administrative Expense Charge

>Fees Deducted by the Funds
o Investment Advisory Fees
o Other Expenses

>Premium and Other Taxes

Fees
----

I. Fees Deducted from the Subaccounts

Mortality and Expense Risk Charge

Maximum Amount: 1.00% annually of your account value invested in the subaccounts during the accumulation phase and 1.25% annually of your account value invested in the subaccounts during the income phase.

When/How: This fee is deducted daily from the subaccounts. We do not deduct this from the Fixed Plus Account.

Purpose: The fee compensates us for the mortality and expense risks we assume under the contracts.

>The mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits and other payments we make to owners or beneficiaries of the accounts.

>The expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.

Reduction: We may reduce the mortality and expense risk charge from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account which then increases during the income phase. Any reduction will reflect differences in expenses for administration based on such factors as:

>The expected level of assets under the plan. Under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder.

>The size of the prospective group, projected annual number of eligible participants and the program's participation rate.

>The plan design. For example, the plan may favor stability of invested assets and limit the conditions for withdrawals and available investment options, which in turn lowers administrative expenses.

>The frequency, consistency and method of submitting payments.

>The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services.

>The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services.

>The projected frequency of distributions.

>The type and level of other factors that affect the overall administrative expense.

We will determine any reduction of mortality and expense risk on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Administrative Expense Charge

Maximum Amount: We currently do not impose this fee. However, we reserve the right to charge an administrative expense charge of up to 0.25% annually of your account value invested in the subaccounts.

When/How: If charged, this fee is deducted daily from the subaccounts. We will not deduct this from the Fixed Plus Account. This fee may be assessed during the accumulation phase and/or the income phase. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

Purpose: This fee helps defray our administrative expenses that cannot be covered by the mortality and expense charge described above. The fee is not intended to exceed our average expected cost of administering the contracts. We do not expect to make a profit from this fee.

Reduction: If we charge the administrative expense charge, we may reduce it from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder, in writing. The level of the fee may be reassessed and increased or decreased at each contract anniversary as the characteristics of the group change.

II. Fund Expenses

Maximum Amount: Each fund determines its own advisory fees and expenses. For a list of fund fees see "Fee Table." Advisory fees are described in more detail in each fund prospectus.

When/How: Fund fees are not deducted from your account. Fund advisory fees and expenses are reflected in the daily value of the fund shares, which will in turn affect the daily value of each subaccount.

Purpose: These amounts help to pay the fund's investment advisor and operating expenses.

III. Premium and Other Taxes

Maximum Amount: Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending on the jurisdiction.

When/How: We reserve the right to deduct premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. Our current practice is to deduct premium taxes at the time of a full withdrawal or the commencement of income phase payments. We will not deduct any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. (See "Taxation.")

Your Account Value
------------------

During the accumulation phase, your account value at any given time equals:

>Account dollars directed to the Fixed Plus Account, including interest earnings to date; less

>Any deductions from the Fixed Plus Account (e.g. withdrawals); plus

>The current dollar value of amounts invested in the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account I subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units vary daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge (if any). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange. At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

>The net assets of the fund held by the subaccount as of the current valuation; minus

>The net assets of the fund held by the subaccount at the preceding valuation; plus or minus

>Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed);

>Divided by the total value of the subaccount's units at the preceding valuation;

>Minus a daily deduction for the mortality and expense risk charge and the administrative expense charge (if any). See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the New York Stock Exchange, the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of subaccount A, and 80 accumulation units of subaccount B.

                                                                               +                           +
                                                                                 |$5,000 contribution|
                                                                               +                           +
Step 1: An Investor                                                               Step 1 [arrow down]
                                                                                  -------------------
contributes $5000                                               +                                                        +
                                                                 |Aetna Insurance Company of America|
                                                                + ----------------------------------                     +
Step 2:                                                                           Step 2 [arrow down]
                                                                +                 -------------------                    +
A. He directs us to invest                                       |          Variable Annuity Account I                    |
                                                                            --------------------------
     $3,000 in Fund A. His                                      +                     +                        +         +
     dollars purchase 300                                        | Subaccount A        |    Subaccount B        | Etc. |
     accumulation units of                                        | 300                |   80                   |         |
     Subaccount A ($3,000                                        | accumulation        |    accumulation        |         |
     divided by the current                                      | units               |    units               |         |
     $10 AUV).                                                   |                     |                        |         |
                                                                 |                     |                        |         |
B. He directs us to invest                                       |                     |                        |         |
     $2,000 in Fund B. His                                       |                     |                        |         |
     dollars purchase 80                                         |                     |                        |         |
     accumulation units of                                       |                     |                        |         |
     Subaccount B ($2,000                                        |                     |                        |         |
     divided by the current                                      |                     |                        |         |
     $25 AUV).                                                   |                     |                        |         |
                                                                +                     +                        +         +
Step 3: The separate account                                                         Step 3 [arrow down]
                                                                                     -------------------
then purchases shares of the                                          +        +             +         +
applicable funds at the                                                |Fund A|               |Fund B|
current market value (NAV).                                            --------               --------
                                                                      +        +             +         +


The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Payments to Your Account. If all or a portion of initial payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "Contract Purchase and Participation." Subsequent payments or transfers directed to the subaccounts that we receive by the close of business of the New York Stock Exchange (Exchange) will purchase subaccount accumulation units at the AUV computed after the close of the Exchange on that day. The value of subaccounts may vary day to day.

Deductions for Taxes

Amounts withdrawn may be subject to tax penalties and withholding (see "Taxation"). To determine which may apply, refer to the appropriate sections of this prospectus, contact your Aetna representative or call the Company at the number listed in "Contract Overview--Questions."


Withdrawals
-----------

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account and other restrictions (see "Withdrawal Restrictions" below), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan, must:

>Select the withdrawal amount.
    o Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, plus the amount available for withdrawal from the Fixed Plus Account.

    o Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. The amount available from the Fixed Plus Account may be limited.

    For a description of limitations on withdrawals from the Fixed Plus Account, see Appendix I.

>Select investment options. If this is not specified, we will withdraw dollars proportionally from each investment option in which you have an account value.

>Properly complete a disbursement form and submit it to the Service Center.

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange. We pay withdrawal amounts based on your account value either:

(1) As of the next valuation after we receive a request for withdrawal in good order at our Service Center; or
(2) On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment not later than seven calendar days following our receipt of your disbursement form in good order.

Reinvestment Privilege. The contracts allow a one-time use of a reinvestment privilege. Within 30 days after a full withdrawal, if allowed by law, you may elect to reinvest all or a portion of the proceeds. We must receive reinvested amounts within 60 days of the withdrawal. We will credit the account for the amount reinvested based on the subaccount values next computed following our receipt of your request and the amount to be reinvested. We will reinvest in the same investment options and proportions in place at the time of withdrawal. Seek competent advice regarding the tax consequences associated with reinvestment.

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below.

>Section 403(b)(11) of the Tax Code prohibits withdrawal under 403(b) contracts prior to your death, disability, attainment of age 59-1/2, separation from service, or financial hardship, of the following: (1) Salary reduction contributions made after December 31, 1988 and; (2) Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988.

>The contract may require that the contract holder certify that you are eligible for the distribution.

Systematic Distribution Options
-------------------------------

Features of a Systematic Distribution Option (SDO)

If available under your plan, an SDO allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Availability of Systematic Distribution Options (SDOs). To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what SDOs are available, check with the contract holder or the Company. The Company reserves the right to discontinue the availability of one or all of the SDOs at any time, and/or to change the terms for future elections.

SDOs currently available under the contract include the following:

  >SWO--Systematic Withdrawal Option. SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account.

  >ECO--Estate Conservation Option. Also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's minimum distribution requirement.

  Under ECO, the Company calculates the minimum distribution amount required by law at age 70-1/2 (for certain plans, 70-1/2 or retirement, if later) and pays you that amount once a year.


  >Other SDOs may be available from time to time. Additional information relating to any of the SDOs may be obtained from your local representative or from the Company's Service Center.

Electing an SDO. The contract holder, or you if permitted by the plan, makes the election of an SDO. For some contracts, the contract holder must provide the Company with certification that the distribution is in accordance with terms of the plan.

Terminating an SDO. Once you elect an SDO, you may revoke it at any time through a written request to our Service Center. Once revoked, an option may not be elected again, nor may any other SDO be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options may have tax consequences. See "Taxation."

Death Benefit
-------------

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary).

>Under contracts issued in connection with most types of plans, the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).

>Under contracts issued in connection with voluntary 403(b) plans, you may generally designate your own contract beneficiary, who will normally be your plan beneficiary as well.

During the Accumulation Phase

Payment Process

1. Following your death, the contract beneficiary (on behalf of the plan beneficiary if applicable), must provide the Company with proof of death acceptable to us and a payment request in good order. 2. The payment request should include selection of a benefit payment option. 3. Within seven days after we receive proof of death acceptable to us and payment request in good order at our Service Center, we will mail payment, unless otherwise requested.

Until a payment option is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. The following payment options are available, if allowed by the Tax Code:

>Lump-sum payment;

>Payment under an available income phase payment option (see "Income Phase--Payment Options"); or

>If the contract beneficiary or plan beneficiary is your spouse, payment under an available systematic distribution option (not available under all plans).

The following option is also available, however, the Tax Code limits how long the death benefit proceeds may be left in this option:

>Leaving the account value invested in the contract.

Death Benefit Calculation. The death benefit will be based on your account value. The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order. In addition to this amount, some states require we pay interest calculated from date of death at a rate specified by state law.

The contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. The guaranteed death benefit is the greater of:

(a) Your account value on the day that notice of death and request for payment are received in good order at our Service Center; or

(b) The sum of payments (minus any applicable premium tax) made to your account, minus withdrawals made from your account.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "Taxation" for additional information.

During the Income Phase

This section does not provide information about the income phase. For death benefit information applicable to the income phase, see "Income Phase".

Income Phase
------------

During the income phase you receive payments from your accumulated account value.

Initiating Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:

>Start date;

>Payment option (see the payment options table in this section);

>Payment frequency (i.e., monthly, quarterly, semi-annually or annually);

>Choice of fixed or variable payments;

>Selection of an assumed net investment rate (only if variable payments are elected); and

>Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate payments. Once a payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Payment Amounts? Some of the factors that may affect payment amounts include: your age, your account value, the payment option selected, number of guaranteed payments (if any) selected, and whether you select variable or fixed payments.

Fixed Payments. Amounts funding fixed payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Payments. Amounts funding your income phase payments will be held in the subaccount(s) selected, or a combination of subaccounts and the Company's general account. Some contracts restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options. For variable payments, an assumed net investment rate must be selected.

Payments from Fixed Plus Account Values. If a nonlifetime payment option is selected, payment of amounts held in the Fixed Plus Account during the accumulation phase may only be made on a fixed basis.

Assumed Net Investment Rate. For variable payments, an assumed net investment rate must be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3-1/2% rate, your first payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending on the investment performance of the subaccounts you selected. For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling the Company. (see "Contract Overview-- Questions").

Selecting an Increasing Payment. Under certain payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be, while future payments will increase each year at a greater rate.

Fees Deducted

>If variable payments are elected, we make a daily deduction for mortality and expense risks from any amounts held in the subaccounts. The maximum mortality and expense risk charge during the income phase is 1.25% on an annual basis. Under some contracts, we may reduce this fee based on certain factors. (See "Fees--Mortality and Expense Risk Charge.")

>We may also deduct a daily administrative charge from amounts held in the subaccounts. We are not currently deducting this charge, but reserve the right to do so in the future. The maximum amount is 0.25% on an annual basis. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply throughout the entire income phase.

Required Minimum Payment Amounts. The initial payment or the annual payment total must meet the minimums stated in the contract. If your account value is too low to meet these minimum payment amounts, you will receive one lump sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the payment option table below. If a lump sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the payment request at our Service Center.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. (See "Taxation.")

Payment Options

The following tables list the payment options and accompanying death benefits which may be available under the contracts. Some contracts restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional payment options under the contract from time to time.

Terms used in the Tables:

Annuitant: The person(s) on whose life expectancy the income phase payments are calculated.

Beneficiary: The person designated to receive the death benefit payable under the contract.

                                                         Lifetime Payment Options
                          Length of Payments: For as long as the annuitant lives. It is possible that only one payment will
 Life Income              be made should the annuitant die prior to the second payment's due date.
                          Death Benefit--None: All payments end upon the annuitant's death.

                          Length of Payments: For as long as the annuitant lives, with payments guaranteed for your
 Life Income--            choice of 5-30 years or as otherwise specified in the contract.
 Guaranteed Pay-          Death Benefit--Payment to the Beneficiary: If the annuitant dies before we have made all the
 ments                    guaranteed payments, we will pay the beneficiary a lump-sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.

                          Length of Payments: For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date.
                          Continuing Payments:
 Life Income--Two         (a) When you select this option you choose for 100%, 662/3% or 50% of the payment to continue
 Lives                    after the first death; or
                          (b) 100% of the payment to continue on the second annuitant's death, and 50% of the payment to continue on the annuitant's death.
                          Death Benefit--None: All payments end after the death of both annuitants.

                          Length of Payments: For as long as either annuitant lives, with payments guaranteed from 5 to
                          30 years, or as otherwise specified in the contract.
 Life Income--Two         Continuing Payments: 100% of the payment to continue after the first death.
 Lives--Guaranteed        Death Benefit--Payment to the Beneficiary: If both annuitants die before the guaranteed pay-
 Payments                 ments have all been paid, we will pay the beneficiary a lump-sum (unless otherwise requested)
                          equal to the present value of the remaining guaranteed payments.

 Life Income--Cash        Length of Payments: For as long as the annuitant lives.
 Refund Option            Death Benefit--Payment to the Beneficiary: Following the annuitant's death, we will pay a lump
 (fixed payment           sum payment equal to the amount originally applied to the payment option (less any premium tax)
 only)                    and less the total amount of fixed payments paid.

 Life Income--Two         Length of Payments: For as long as either annuitant lives.
 Lives--Cash              Continuing Payment: 100% of the payment to continue after the first death.
 Refund Option            Death Benefit--Payment to the Beneficiary: When both annuitants die, we will pay a lump sum
 (fixed payment           payment equal to the amount applied to the payment option (less any premium tax) and less
 payment only)            the total amount of fixed payments paid.


                          Table continued [arrow right]

Payment options continued

                                             Nonlifetime Payment Options
                  Length of Payments: Payments will continue for the number of years you choose, based on what is
Nonlifetime--     available under the contract. For amounts held in the Fixed Plus Account during the accumulation
Guaranteed        phase, the payment must be on a fixed basis. In certain cases a lump sum payment can be requested at
Payments          any time (see below).
                  Death Benefit--Payment to the Beneficiary: If the annuitant dies before we make all the guaranteed payments, any remaining guaranteed payments will continue to the beneficiary unless the beneficiary elects to receive the present value of the remaining guaranteed payments in a lump sum.

Lump-sum Payment: If the Nonlifetime--Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one sum. Lump sum payments will be sent within seven calendar days after we receive the request for payment in good order at the Service Center.

Calculation of Lump Sum Payments: If a lump sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 3-1/2% or 5% assumed net investment rate for variable payments).

In This Section

I.   Introduction

II.  Your Retirement Plan

III. Withdrawals and other Distributions
       o Taxation of Distributions
       o 10% Penalty Tax
       o Withholding

IV.  Minimum Distribution Requirements
       o 50% Excise Tax
V.   Rules Specific to Certain Plans
       o Tax Code Section 403(b) Plans
       o Tax Code Section 401(a) Plans


VI. Taxation of the Company

     When consulting a tax advisor, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.


Taxation
--------

I. Introduction

This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

>Your tax position (or the tax position of the beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract.

>Tax laws change. It is possible that a change in the future could affect contracts issued in the past.

>This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions.

>We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser. For more comprehensive information contact the Internal Revenue Service.

II. Your Retirement Plan

The tax rules applicable to retirement plans vary according to plan type, and terms and conditions of the plan. To understand what tax rules apply, you need to know the Tax Code section under which your plan qualifies. Contact your plan sponsor, local representative or the Company to learn which Tax Code section applies to your plan.

Plan Types. The contract is designed for use with retirement plans that qualify under Tax Code sections 401(a) or 403(b). The contract provides the investment options, payout options, and other features described in this prospectus, but does not provide tax benefits beyond those provided by the Plan.

The Contract and Retirement Plans. Contract holders and contract participants are responsible for determining that contributions, distributions and other transactions satisfy applicable laws. Legal counsel and a tax adviser should be consulted regarding the suitability of the contract.

Because the plan is not part of the contract, we are not bound by any plan's terms or conditions.

III. Withdrawals and Other Distributions

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from the contract including withdrawals, income payments, rollovers and any death benefit.

We report the taxable portion of all distributions to the IRS.

Taxation of Distributions.
All distributions from 401(a) and 403(b) plans are taxed as received unless:

>The distribution is rolled over to another plan of the same type or to a traditional individual retirement annuity/account (IRA) in accordance with the Tax Code; or

>You made after-tax contributions to the plan. In this case, depending on the type of distribution, a portion may be excluded from gross income according to rules detailed in the Tax Code.

Taxation of Death Benefits
In general, payments received by your beneficiaries after your death are taxed in the same manner as if you had received those payments.

10% Penalty Tax
The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a 401(a) or 403(b) plan, unless one or more of the following have occurred:
(a) You have attained age 59-1/2;
(b) You have become totally and permanently disabled;
(c) You have died;
(d) You have separated from service with the plan sponsor at or after age 55;
(e) The distribution amount is rolled over into another plan of the same type or to an IRA in accordance with the terms of the Tax Code;
(f) The distribution amount is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your beneficiary, and you have separated from service with the plan sponsor; or
(g) The distribution is equal to unreimbursed medical expenses that qualify for deduction as specified in the Tax Code.

The Tax Code may impose other penalty taxes in other circumstances.

Withholding for Federal Income Tax Liability
Any distributions under the contracts are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

Generally, under these plans you or a beneficiary may elect not to have tax withheld from distributions. However, certain distributions from these plans are subject to a mandatory 20% federal income tax withholding.

Non-resident Aliens. If you or a beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

IV. Minimum Distribution Requirements

To avoid certain tax penalties, you and any beneficiary must meet the minimum distribution requirements imposed by the Tax Code. These rules may dictate one or more of the following:

>Start date for distributions;

>The time period in which all amounts in your account(s) must be distributed;
and

>Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70-1/2 or retire, whichever occurs later, unless:

>You are a 5% owner, in which case such distributions must begin by April 1st of the calendar year following the calendar year in which you attain age 70-1/2; or

>Under 403(b) plans, if the Company maintains records of amounts held as of December 31, 1986. In this case, distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that some or all of the December 31, 1986 balance be distributed earlier.

Time Period. We must pay out distributions from the contract over one of the following time periods:

>Over your life or the joint lives of you and your beneficiary; or

>Over a period not greater than your life expectancy or the joint life expectancies of you and your beneficiary.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

Minimum Distribution of Death Benefits. Different distribution requirements apply if your death occurs:

>After you begin receiving minimum distributions under the contract; or

>Before you begin receiving such distributions.

If your death occurs after you begin receiving minimum distributions under the contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death. The rules differ, dependent upon:

>Whether your minimum required distribution was calculated each year based on your single life expectancy or the joint life expectancies of you and your beneficiary; and

>Whether life expectancy was recalculated.

The rules are complex and any beneficiary should consult with a tax adviser before electing the method of calculation to satisfy the minimum distribution requirements.

Should you die before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 1999, your entire balance must be distributed to the beneficiary by December 31, 2004. However, if the distribution begins by December 31 of the calendar year following the calendar year of your death, then payments may be made in one of the following time-frames:

>Over the life of the beneficiary; or

>Over a period not extending beyond the life expectancy of the beneficiary.

Start Dates for Spousal Beneficiaries. If the beneficiary is your spouse, the distribution must begin on or before the later of the following:

>December 31 of the calendar year following the calendar year of your death; or

>December 31 of the calendar year in which you would have attained age 70-1/2.

V. Rules Specific to Certain Plans

403(b) Plans

Under Tax Code section 403(b), contributions made by public school systems or nonprofit healthcare organizations and other Tax Code section 501(c)(3) tax exempt organizations to purchase annuity contracts for their employees are generally excludable from the gross income of the employee. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to any person except to an alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p) or to the Company as collateral for a loan.

Exclusions from Gross Income. In order to be excludable from gross income, total annual contributions made by you and your employer cannot exceed the lesser of the following limits set by the Tax Code.

>The first limit, under Tax Code section 415, is generally the lesser of 25% of your compensation or $30,000. Compensation means your compensation from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code section 125 or 457.

>The second limit, which is the exclusion allowance under Tax Code section 403(b), is usually calculated according to a formula that takes into account your length of employment, any pretax contributions you and your employer have already made under the plan, and any pretax contributions to certain other retirement plans.

These two limits apply to your contributions as well as to any contributions made by your employer on your behalf.

>An additional limit specifically limits your salary reduction contributions to generally no more than $10,000 annually (subject to indexing). Your own limit may be higher or lower, depending on certain conditions.

Payments to your account(s) will be excluded from your gross income only if the plan meets certain nondiscrimination requirements.

Restrictions on Distributions. Tax Code section 403(b)(11) restricts the distribution under Section 403(b) contracts of:

>Salary reduction contributions made after December 31, 1988;

>Earnings on those contributions; and

>Earnings during such period on amounts held as of December 31, 1988.

Distribution of those amounts may only occur upon your death, attainment of age 59-1/2, separation from service, disability, or financial hardship. Income attributable to salary reduction contributions and credited on or after January 1, 1989 may not be distributed in the case of hardship.

Transfers from 403(b)(7) Custodial Accounts. If, pursuant to Revenue Ruling 90-24, the Company agrees to accept, under any of the contracts, amounts transferred from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

     Taxation of Gains Prior to Distribution. You will generally not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements under Tax Code sections 403(b) and 401(a) also defer payment of taxes on earnings until they are withdrawn. You should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your decision with your financial representative.

However, the IRS has stated in published rulings that a variable contract owner, including participants under Tax Code section 403(b) plans, will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income.

The Treasury announced that it will issue guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account. It is possible that the Treasury's position, when announced, may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the owner from being considered the federal tax owner of a pro rata share of the assets of the separate account.

401(a) Plans

Tax Code section 401(a) permits certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish various types of retirement plans for themselves and for their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans.

Assignment or Transfer of Contracts. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than: a plan participant as a means to provide benefit payments; an alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or to the Company as collateral for a loan.

Exclusion From Gross Income. The Tax Code imposes a maximum limit on annual payments to your account(s) that may be excluded from gross income. The employer must calculate this limit under the plan in accordance with Tax Code section
415. This limit is generally the lesser of 25% of your compensation or $30,000. Compensation means your compensation from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457. The limit applies to your contributions as well as any contributions made by your employer on your behalf. Your own limits may be higher or lower, depending on certain conditions. In addition, payments to your account(s) will be excluded from your gross income only if the plan meets certain nondiscrimination requirements.

VI. Taxation of the Company

We are taxed as a life insurance company under the Tax Code. Variable Annuity Separate Account I is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

Other Topics
------------

The Company

Aetna Insurance Company of America (the Company, we) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1990 and redomesticated under the insurance laws of the State of Florida in 2000. We are an indirect wholly owned subsidiary of Aetna Inc.

We are engaged in the business of issuing life insurance and annuities.

Prior to January 3, 2000, our principal executive offices are located at:

         151 Farmington Avenue
         Hartford, Connecticut 06156

Beginning on January 3, 2000, our principal executive offices are located at:

         5100 West Lemon Street
         Suite 213
         Tampa, Florida  33609

Variable Annuity Account I

We established Variable Annuity Account I (the "separate account") in 1994 as a segregated asset account to fund our variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." These subaccounts invest directly in shares of a corresponding fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

>Standardized average annual total returns; and

>Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds. For further details regarding performance reporting and advertising, request a Statement of Additional Information at the number listed in "Contract Overview--Questions."

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account.

We include all recurring charges during each period (e.g., mortality and expense risk charges and administrative expense charges (if any)).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except non-standardized returns may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the fund's inception date and/or the date the fund was added to the separate account.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the separate account. Generally, under contracts issued in connection with section 403(b) or 401(a) plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts.

>During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.

>During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Distribution

Aetna Life Insurance and Annuity Company (ALIAC), an affiliate of the Company, serves as the principal underwriter for the securities sold by this prospectus. ALIAC is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers, Inc.

As principal underwriter, ALIAC will enter into arrangements with one or more registered broker-dealers, including affiliates of the Company, to offer and sell the contracts described in this prospectus. We call these entities "distributors."

All individuals offering and selling the contracts must be registered representatives of a broker-dealer, and must be licensed as insurance agents to sell variable annuity contracts.

Commission Payments. Commissions may be paid to persons who offer and sell the contracts. Pursuant to agreements between ALIAC (as underwriter) and the distributor, commissions will be paid in varying amounts. The maximum percentage amount paid with respect to a given purchase payment is the first-year percentage which ranges from 1% to a maximum of 7% of the first year of payments to an account. Renewal commissions may also be paid on payments made after the first year and may include asset-based service fees. The average of all commissions and asset-based service fees paid is estimated to equal approximately 3% of the total payments made over the life of an average contract. Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars. However, any such compensation will be paid in accordance with NASD rules. In addition, additional compensation may be paid to the Company's supervisory and other management personnel if the overall amount of investments in funds advised by the Company or its affiliates increases over time.

The distributor may be reimbursed for certain expenses. The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials. No additional deductions or charges are imposed for commissions and related expenses.

Third Party Compensation Arrangements. Occasionally,  ALIAC may:

>Pay commissions and fees to distributors affiliated or associated with the contract holder, you and/or other contract participants.

>Enter into agreements with entities associated with the contract holder, you and/or other participants. Through such agreements, ALIAC may pay the entities for certain services in connection with administering the contract.

In both these circumstances there may be an understanding that the distributor or entities would endorse the Company as a provider of the contract. You will be notified if you are purchasing a contract that is subject to these arrangements.

Contract Modification

We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract, and under some contracts, to discontinue accepting payments to existing accounts. Certain changes will require the approval of appropriate state or federal regulatory authorities.

In addition, we reserve the right, without contract holder consent, to change the tables for determining the amount of income payments or the income payment options available. Such a change would only apply to income payments attributable to contributions accepted after the date of change.

Legal Matters and Proceedings

We are aware of no material legal proceedings pending which involve the separate account or the Company as a party or which would materially affect the separate account. The validity of the securities offered by this prospectus has been passed upon by counsel to the Company.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

     (a) On any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings), or when trading on the Exchange is restricted;

     (b) When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or

     (c) During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at our Service Center. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $3,500 and this value is not due to negative investment performance. We will notify you or the contract holder 90 days prior to terminating the account.

Year 2000 Readiness

As a healthcare and financial services enterprise, Aetna Inc. (referred to collectively with its affiliates and subsidiaries as "Aetna"), is dependent on information technology ("IT") systems and other systems and facilities, such as telephones, building access control systems and heating an ventilation equipment ("embedded systems") to conduct its business. The Company also has business relationships with financial institutions, financial intermediaries, public utilities and other critical vendors, as well as regulators and customers, who are themselves reliant on IT and embedded systems to conduct their businesses.

In 1997, the Company's ultimate parent, Aetna, organized a multi-disciplinary Year 2000 Project Team, including outside consultants. The Year 2000 Project Team and Aetna's businesses and subsidiaries, including the Company have developed and are currently executing a comprehensive plan designed to make their mission-critical IT systems and embedded systems Year 2000 ready. Outside consultants have reviewed Aetna's overall process, plan and progress to date. Aetna's plan for IT systems consists of five phases: (i) assessment, (ii) remediation, (iii) testing, (iv) implementation and (v) Year 2000 approval. At year end 1997, Aetna, including the Company, had substantially completed the assessment phase for all of its IT systems. Aetna completed the remediation, testing and approval of substantially all of its IT systems and those of its subsidiaries, including all of the IT systems of the Company by June 30, 1999. The costs of these efforts will not affect the separate account.

The Company also faces the risk that one or more of its critical suppliers ("external relationships") will not be able to interact with the Company due to the third party's inability to resolve its own Year 2000 issues, including those associated with its own external relationships. The Company, its affiliates and the mutual funds that serve as investment options for the separate account also have relationships with investment advisers, broker dealers, transfer agents, custodians or other securities industry participants or other service providers that are not affiliated with Aetna. The Company has completed its inventory of external relationships and risk rated each external relationship based upon the potential business impact, available alternatives and cost of substitution. In the case of mission-critical suppliers such as certain banks, telecommunications providers and other utilities, mutual fund companies, IT vendors and financial market data providers, either Aetna or the Company is engaged in discussions with the third parties and is attempting to obtain detailed information as to those parties' Year 2000 plans and state of readiness. A significant portion of the Company's critical external relationships have informed the Company that they are not aware of any Year 2000 related reason that they will not be able to perform their obligations to the Company in all material respects.

Contents of the Statement of Additional Information

The Statement of Additional Information contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

General Information and History

Variable Annuity Account I

Offering and Purchase of Contracts

Performance Data

   General

   Average Annual Total Return Quotations

   Income Phase Payments

   Sales Material and Advertising

   Independent Auditors

   Financial Statements of the Separate Account

   Financial Statements of the Company

                                   Appendix I
                               Fixed Plus Account
                               ------------------

The Fixed Plus Account is an investment option available during the accumulation phase.

Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investment in or transfers to the Fixed Plus Account. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account for a period of up to six months or as provided by federal law.

Interest Rates. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of interest rates reflects the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account value as a partial withdrawal in each twelve (12) month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at our Service Center. The amount allowed for partial withdrawal is reduced by any Fixed Plus Account withdrawals, transfers or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option. We also waive the 20% limit for withdrawals due to your death before income phase payments begin. The waiver upon death may only be exercised once, must occur within six months after your date of death and must be made proportionally from all subaccounts and the Fixed Plus Account in which the account was invested.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plan, request a full withdrawal of your Fixed Plus Account value, we will pay any amounts held in the Fixed Plus Account, with interest, in five annual payments that will be equal to:

>One-fifth of the Fixed Plus Account value on the day the request is received in good order, reduced by any Fixed Plus Account withdrawals, transfers or amounts used to fund income phase payments made during the prior 12 months;

>One-fourth of the remaining Fixed Plus Account value 12 months later;

>One-third of the remaining Fixed Plus Account value 12 months later;

>One-half of the remaining Fixed Plus Account value 12 months later; and

>The balance of the Fixed Plus Account value 12 months later.

Once we receive a request for a full withdrawal, no further withdrawals or transfers will be permitted from the Fixed Plus Account. A full withdrawal from the Fixed Plus Account may be canceled at any time before the end of the five-payment period.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account five-installment payout for full withdrawals made due to one or more of the following:

    (a) Due to the election of an income phase payment option;
    (b) Due to your death during the accumulation phase; or
    (c) When the Fixed Plus Account value is $3,500 or less and no withdrawals, transfers or elections of income phase payment options have been made from the account within the prior 12 months.


Additionally, we will waive the five-payment full withdrawal provision due to one or more of the following:

1. Due to hardship from an unforeseeable emergency, as defined by the Tax Code, if all of the following conditions are met:

>The hardship is certified by the employer;

>The amount is paid directly to you; and

>The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 10% of the average value of your account(s) and all other accounts under the relevant contract during that same period.

2. Due to your separation from service with the employer, provided that all the following apply:

>The withdrawal is due to your separation from service with your employer;

>The employer certifies that you have separated from service;

>The amount withdrawn is paid directly to you; and

> The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.

3. If we terminate your account based on our right to do so for accounts below $3,500.

4. Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account in each rolling 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order at our Service Center. We will reduce amounts allowed for transfer by any Fixed Plus Account withdrawals, transfers or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account is $1,000 or less.

Income Phase. Amounts accumulating under the Fixed Plus Account can be transferred to subaccounts to fund lifetime variable payments during the income phase. The contracts do not permit Fixed Plus Account values to fund nonlifetime income options with variable payments. Availability of subaccounts may vary during the income phase.

                                   Appendix II
                    Employee Appointment of Employer as Agent
                            Under an Annuity Contract
                            --------------------------
   For Plans under Section 403(b) or 401(a) of the Tax Code (except voluntary
                             Section 403(b) plans)

My employer has adopted a plan under Internal Revenue Tax Code Sections 403(b) or 401(a) ("Plan") and has purchased an Aetna Insurance Company of America ("Company") group variable annuity contract ("Contract") as the funding vehicle. Contributions under this Plan will be made by me through salary reduction to an Employee Account, and by my employer to an Employer Account.

By electing to participate in my employer's Plan, I voluntarily appoint my employer, who is the Contract Holder, as my agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a Participant in the Plan, I understand and agree to the following terms and conditions:

>I own the value of my Employee Account subject to the restrictions of Sections 403(b)or 401(a) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Sections 403(b) or 401(a), I have ownership in the value of my Employer Account.

  >I understand that the Company will process transactions only with my employer's written direction to the Company. I agree to be bound by my employer's interpretation of the Plan provisions and its written direction to the Company.

  >My employer may permit me to make investment selections under the Employee Account and/or the Employer Account directly with the Company under the terms of the Contract. Without my employer's written permission, I will be unable to make any investment selections under the Contract.


  >In the event of my death, my employer is the named Beneficiary under the terms of the Contract. I have the right to name a personal Beneficiary as determined under the terms of the Plan and file that Beneficiary election with my employer. It is my employer's responsibility to direct the Company to properly pay any death benefits.

                                  Appendix III
                                Fund Descriptions
                                -----------------

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940.

  >Aetna Balanced VP, Inc. seeks to maximize investment return, consistent with reasonable safety of principal by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds, and cash equivalents, based on the investment adviser's judgment of which of those sectors or mix thereof offers the best investment prospects.(1)

  >Aetna Income Shares d/b/a Aetna Bond VP seeks to maximize total return, consistent with reasonable risk, through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.(1)

  >Aetna Variable Fund d/b/a Aetna Growth and Income VP seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.(1)

  >Aetna Variable Encore Fund d/b/a Aetna Money Market VP seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. An investment in the fund is neither insured nor guaranteed by the U.S. Government.(1)

  >Aetna Generation Portfolios, Inc.--Aetna Ascent VP seeks to provide capital appreciation. The Portfolio is designed for investors who generally have an investment horizon exceeding 15 years and who have a high level of risk tolerance.(1)

  >Aetna Generation Portfolios, Inc.--Aetna Crossroads VP seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). The Portfolio is designed for investors who generally have an investment horizon exceeding 10 years and who have a moderate level of risk tolerance.(1)

  >Aetna Generation Portfolios, Inc.--Aetna Legacy VP seeks to provide total return consistent with preservation of capital. The Portfolio is designed for investors who generally have an investment horizon exceeding five years and who have a low level of risk tolerance.(1)

  >Aetna Variable Portfolios, Inc.--Aetna Growth VP seeks growth of capital through investment in a diversified portfolio of common stocks and securities convertible into common stocks believed to offer growth potential.(1)

  >Aetna Variable Portfolios, Inc.--Aetna High Yield VP seeks high current income and growth of capital primarily through investment in a diversified portfolio of fixed-income securities rated lower than BBB- by Standard and Poor's Corporation or lower than Baa3 by Moody's Investors Service, Inc.(1)

  >Aetna Variable Portfolios, Inc.--Aetna Index Plus Large Cap VP seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk.(1)

  >Aetna Variable Portfolios, Inc.--Aetna Index Plus Mid Cap VP seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P 400), while maintaining a market level of risk.(1)

  >Aetna Variable Portfolios, Inc.--Aetna Index Plus Small Cap VP seeks to outperform the total return performance of the Standard & Poor's SmallCap 600 Index (S&P 600), while maintaining a market level of risk.(1)

  >Aetna Variable Portfolios, Inc.--Aetna International VP seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the U.S. Aetna International VP will not target any given level of current income.(1)

  >Aetna Variable Portfolios, Inc.--Aetna Real Estate Securities VP seeks maximum total return primarily through investment in a diversified portfolio of equity securities issued by real estate companies, the majority of which are real estate investment trusts (REITs).(1)

  >Aetna Variable Portfolios, Inc.--Aetna Small Company VP seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks of companies with smaller market capitalizations.(1)

  >Aetna Variable Portfolios, Inc.--Aetna Value Opportunity VP seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks.(1)(a)

  >AIM V.I. Capital Appreciation Fund seeks growth of capital through investment in common stocks, with emphasis on medium- and small-sized growth companies.(2)

  >AIM V.I. Growth Fund seeks growth of capital primarily by investing in seasoned and better capitalized companies considered to have strong earnings momentum.(2)

  >AIM V.I. Growth and Income Fund seeks growth of capital with a secondary objective of current income.(2)

  >AIM V.I. Value Fund seeks to achieve long-term growth of capital by investing primarily in equity securities judged by the fund's investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective.(2)

  >Calvert Social Balanced Portfolio is a nondiversified portfolio that seeks to achieve a competitive total return through an actively managed, nondiversified portfolio of stocks, bonds, and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria established for the Portfolio.(3)

  >Fidelity Variable Insurance Products Fund (VIP)--Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund seeks a yield which exceeds the composite yield on the securities comprising the S&P 500.(4)

  >Fidelity Variable Insurance Products Fund (VIP)--Growth Portfolio seeks capital appreciation by investing primarily in common stocks of companies the investment adviser believes have above-average growth potential.(4)

  >Fidelity Variable Insurance Products Fund (VIP)--Overseas Portfolio seeks long-term growth of capital by investing in foreign securities, primarily in common stocks.(4)

  >Fidelity Variable Insurance Products Fund II (VIP II)--Contrafund Portfolio seeks long term capital appreciation by investing primarily in common stocks of companies whose value the investment adviser believes is not fully recognized by the public.(4)

  >Janus Aspen Series--Aggressive Growth Portfolio is a nondiversified portfolio that seeks long-term growth of capital. The Portfolio pursues its investment objective by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies. Medium-sized companies are those whose market capitalizations at the time of investment fall within the range of companies in the S&P MidCap 400 Index. Market capitalization is a commonly used measure of the size and value of a company. The market capitalizations within the Index will vary, but as of December 31, 1998, they ranged from approximately $142 million to $73 billion.(5)

  >Janus Aspen Series--Balanced Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income. The Portfolio pursues its investment objective by normally investing 40%-60% of its assets in securities selected primarily for their growth potential and 40%-60% of its assets in securities selected primarily for their income potential. This Portfolio normally invests at least 25% of its assets in fixed-income securities.(5)

  >Janus Aspen Series--Flexible Income Portfolio seeks to obtain maximum total return, consistent with preservation of capital. The Portfolio pursues its investment objective by primarily investing in a wide variety of income-producing securities such as corporate bonds and notes, government securities and preferred stock. As a fundamental policy, the Portfolio will invest at least 80% of its assets in income-producing securities. The Portfolio may own an unlimited amount of high-yield/high-risk securities, and these may be a big part of the portfolio. This Portfolio generates total return from a combination of current income and capital appreciation, but income is usually the dominant portion.(5)

  >Janus Aspen Series--Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio pursues its investment objective by investing primarily in common stocks selected for their growth potential. Although the Portfolio can invest in companies of any size, it generally invests in larger, more established issuers.(5)

  >Janus Aspen Series--Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio pursues its investment objective by investing primarily in common stocks of companies of any size throughout the world. The Portfolio normally invests in issuers from at least five different countries, including the United States. The Portfolio may at times invest in fewer than five countries or even a single country.(5)

  >Oppenheimer Global Securities Fund/VA seeks long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations which are considered to have appreciation possibilities.(6)

  >Oppenheimer Strategic Bond Fund/VA seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities.(6)

  >Portfolio Partners, Inc.--MFS Emerging Equities Portfolio seeks long-term growth of capital.(7)(a)

  >Portfolio Partners, Inc.--MFS Research Growth Portfolio seeks long-term growth of capital and future income.(7)(a)

  >Portfolio Partners, Inc.--MFS Value Equity Portfolio seeks capital appreciation.(7)(a)

  >Portfolio Partners, Inc.--Scudder International Growth Portfolio seeks long-term growth of capital.(7)(b)

  >Portfolio Partners, Inc.--T. Rowe Price Growth Equity Portfolio seeks long-term capital growth, and, secondarily, increasing dividend income.(7)(c)

  Investment Advisers for each of the Funds:

     (1) Aeltus Investment Management, Inc.
        (a)   Bradley, Foster & Sargent, Inc. (subadviser)
     (2) AIM Advisors, Inc.
     (3) Calvert Asset Management Company, Inc.
     (4) Fidelity Management & Research Company
     (5) Janus Capital Corporation
     (6) OppenheimerFunds, Inc.
     (7) Aetna Life Insurance and Annuity Company (adviser);
         (a)      Massachusetts Financial Services Company (subadviser)
         (b)      Scudder Kemper Investments, Inc. (subadviser)
         (c)      T. Rowe Price Associates, Inc. (subadviser)

                          For Master Applications Only
                          ----------------------------

I hereby acknowledge receipt of an Account I prospectus dated December 17, 1999, as well as all current prospectuses for the funds available under the Contracts.

________ Please send an Account I Statement of Additional Information (Form No.
         SAI.87131-99) dated December 17, 1999.

                           CONTRACT HOLDER'S SIGNATURE

                                      DATE

PROS.87131-99

--------------------------------------------------------------------------------
                           VARIABLE ANNUITY ACCOUNT I
                                       OF
                       AETNA INSURANCE COMPANY OF AMERICA
--------------------------------------------------------------------------------

       Statement of Additional Information dated December 17, 1999

                  Retirement Options for Education Institutions

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account I (the "separate account") dated December 17, 1999.

A free prospectus is available upon request from the local Aetna Insurance Company of America office or by writing to or calling:


                            Aetna Financial Services
                                Annuity Services
                              151 Farmington Avenue
                        Hartford, Connecticut 06156-1277
                                 1-800-531-4547


Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.



                                TABLE OF CONTENTS

                                                                                                       Page
General Information and History..................................................................        2
Variable Annuity Account I.......................................................................        2
Offering and Purchase of Contracts...............................................................        3
Performance Data.................................................................................        3
      General....................................................................................        3
      Average Annual Total Return Quotations.....................................................        3
Income Phase Payments............................................................................        6
Sales Material and Advertising...................................................................        7
Independent Auditors.............................................................................        7
Financial Statements of the Separate Account.....................................................       S-1
Financial Statements of Aetna Insurance Company of America.......................................       F-1

                         GENERAL INFORMATION AND HISTORY

Aetna Insurance Company of America (the Company, we, us) issues the contracts described in the prospectus and is responsible for providing each contract's insurance and annuity benefits. We are a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1990 and redomesticated under the laws of the State of Florida in 2000. We are an indirect wholly-owned subsidiary of Aetna Inc. Prior to January 3, 2000, our Home Office address is 151 Farmington Avenue, Hartford, Connecticut 06156. Beginning on January 3, 2000, our Home Office is located at 5100 West Lemon Street, Suite 213, Tampa, Florida 33609.

Aetna Life Insurance and Annuity Company (ALIAC), a registered broker-dealer under the Securities Exchange Act of 1934, serves as the principal underwriter for the separate account. ALIAC is also a registered investment adviser under the Investment Advisers Act of 1940.

Other than the mortality and expense risk charge and administrative expense charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. See "Fees" in the prospectus. We receive reimbursement for certain administrative costs from some advisers of the funds used as funding options under the contract. These fees generally range up to 0.425%. The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

                           VARIABLE ANNUITY ACCOUNT I

Variable Annuity Account I is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts. The funds currently available under the contracts are as follows:

     Aetna Ascent VP                                                  Fidelity Variable Insurance Products Fund (VIP) Equity-Income
     Aetna Balanced VP, Inc.                                            Portfolio
     Aetna Income Shares d/b/a Aetna Bond VP                          Fidelity Variable Insurance Products Fund (VIP) Growth
     Aetna Crossroads VP                                                Portfolio
     Aetna Growth VP                                                  Fidelity Variable Insurance Products Fund (VIP) Overseas
     Aetna Variable Fund d/b/a Aetna Growth and Income VP               Portfolio
     Aetna High Yield VP                                              Fidelity Variable Insurance Products Fund II (VIP II)
     Aetna Index Plus Large Cap VP                                      Contrafund Portfolio
     Aetna Index Plus Mid Cap VP                                      Janus Aspen Aggressive Growth Portfolio
     Aetna Index Plus Small Cap VP                                    Janus Aspen Balanced Portfolio
     Aetna International VP                                           Janus Aspen Flexible Income Portfolio
     Aetna Legacy VP                                                  Janus Aspen Growth Portfolio
     Aetna Variable Encore Fund d/b/a Aetna Money Market VP           Janus Aspen Worldwide Growth Portfolio
     Aetna Real Estate Securities VP                                  Oppenheimer Global Securities Fund/VA
     Aetna Small Company VP                                           Oppenheimer Strategic Bond Fund/VA
     Aetna Value Opportunity VP                                       Portfolio Partners MFS Emerging Equities Portfolio
     AIM V.I. Capital Appreciation Fund                               Portfolio Partners MFS Research Growth Portfolio
     AIM V.I. Growth Fund                                             Portfolio Partners MFS Value Equity Portfolio
     AIM V.I. Growth and Income Fund                                  Portfolio Partners Scudder International Growth Portfolio
     AIM V.I. Value Fund                                              Portfolio Partners T. Rowe Price Growth Equity Portfolio
     Calvert Social Balanced Portfolio

Complete descriptions of each of the funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the funds.

                       OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and ALIAC is the principal underwriter for the securities sold under the prospectus. ALIAC offers the contracts through life insurance agents licensed to sell variable annuities who are registered representatives of ALIAC or of other registered broker-dealers who have sales agreements with ALIAC. The offering of the contracts is continuous. A description of the manner in which the contracts are purchased can be found in the prospectus under the sections titled "Contract Purchase and Participation" and "Your Account Value."

                                PERFORMANCE DATA

GENERAL

From time to time, we may advertise different types of historical performance for the subaccounts of the separate account available under the contracts. We may advertise the "standardized average annual total returns," calculated in a manner prescribed by the Securities and Exchange Commission (the "standardized total return"), as well as "non-standardized total returns," both of which are described below.

The standardized and non-standardized total return figures are computed according to a formula in which a hypothetical initial payment of $1,000 is applied to the various subaccounts under the contract, and then related to the ending redeemable values over one, five and ten year periods (or fractional periods thereof). The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result which is then expressed as a percentage, carried to at least the nearest hundredth of a percent. The standardized figures use the actual returns of the fund since the date contributions were first received in the fund under the separate account, adjusted to reflect the deduction of the maximum recurring charges under the contracts during each period. These charges will be deducted on a pro rata basis in the case of fractional periods.

The non-standardized figures will be calculated in a similar manner, except that they may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the fund's inception date and/or the date the fund was added to the separate account.

Investment results of the subaccounts will fluctuate over time, and any presentation of the subaccounts' total return quotations for any prior period should not be considered as a representation of how the subaccounts will perform in any future period. Additionally, the contract value and/or account value upon redemption may be more or less than your original cost.

AVERAGE ANNUAL TOTAL RETURN QUOTATIONS - Standardized and Non-Standardized

The tables below show the average annual standardized and non-standardized total return quotation figures for the periods ended December 31, 1998 for the subaccounts under the contract. Both sets of returns below reflect a mortality and expense risk charge of 1.00% annually.

For the subaccounts funded by the Portfolio Partners portfolios, two sets of performance returns are shown for each subaccount: one showing performance based solely on the performance of the Portfolio Partners portfolio from November 28, 1997, the date the portfolio commenced operations; and one quotation based on
(a) performance through November 26, 1997 of the fund it replaced under many contracts and; (b) after November 26, 1997, based on the performance of the Portfolio Partners portfolio.

For those subaccounts where results are not available for the full calendar period indicated, performance for such partial periods is shown in the column labeled "Since Inception." For standardized performance, the "Since Inception" column shows the average annual return since the date contributions were first received in the fund under the separate account. For non-standardized performance, the "Since Inception" column shows average annual total return since the fund's inception date.

                                                                     ---------------------------------------------------------------
                                                                                                                         Date
                                                                                                                    Contributions
                                                                                     STANDARDIZED                   First Received
                                                                                                                      Under the
                                                                                                                   Separate Account
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Since
                             SUBACCOUNT                                 1 Year    5 Year    10 Year    Inception*
------------------------------------------------------------------------------------------------------------------------------------
Aetna Ascent VP                                                          3.27%                           15.11%       07/31/1996
------------------------------------------------------------------------------------------------------------------------------------
Aetna Balanced VP, Inc.                                                 15.77%                           17.17%       02/29/1996
------------------------------------------------------------------------------------------------------------------------------------
Aetna Bond VP                                                            7.07%                            5.55%       01/31/1996
------------------------------------------------------------------------------------------------------------------------------------
Aetna Crossroads VP                                                      4.86%                           13.44%       07/31/1996
------------------------------------------------------------------------------------------------------------------------------------
Aetna Growth VP                                                         36.31%                           35.70%       05/30/1997
------------------------------------------------------------------------------------------------------------------------------------
Aetna Growth and Income VP                                              13.35%                           20.89%       01/31/1996
------------------------------------------------------------------------------------------------------------------------------------
Aetna High Yield VP                                                                                      (7.44%)      05/04/1998
------------------------------------------------------------------------------------------------------------------------------------
Aetna Index Plus Large Cap VP                                           30.29%                           31.42%       10/31/1996
------------------------------------------------------------------------------------------------------------------------------------
Aetna Index Plus Mid Cap VP                                                                               7.93%       05/04/1998
------------------------------------------------------------------------------------------------------------------------------------
Aetna Index Plus Small Cap VP                                                                           (11.67%)      05/04/1998
------------------------------------------------------------------------------------------------------------------------------------
Aetna International VP                                                                                   (3.63%)      05/05/1998
------------------------------------------------------------------------------------------------------------------------------------
Aetna Legacy VP                                                          5.88%                           10.56%       05/31/1996
------------------------------------------------------------------------------------------------------------------------------------
Aetna Money Market VP(1)                                                 4.41%                            4.37%       02/29/1996
------------------------------------------------------------------------------------------------------------------------------------
Aetna Real Estate Securities VP                                                                         (12.14%)      05/05/1998
------------------------------------------------------------------------------------------------------------------------------------
Aetna Small Company VP                                                   0.09%                           12.72%       05/30/1997
------------------------------------------------------------------------------------------------------------------------------------
Aetna Value Opportunity VP                                              21.18%                           27.22%       05/30/1997
------------------------------------------------------------------------------------------------------------------------------------
Calvert Social Balanced Portfolio                                       15.12%                           15.23%       11/28/1997
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio                                    10.52%                           16.03%       01/31/1996
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio                                           38.10%                           24.39%       01/31/1996
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Overseas Portfolio                                         11.63%                           11.07%       03/29/1996
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund Portfolio                                    28.69%                           24.33%       03/29/1996
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Aggressive Growth Portfolio                                 32.92%                           14.45%       03/29/1996
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Balanced Portfolio                                          32.95%                           23.32%       03/29/1996
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Flexible Income Portfolio                                    8.02%                           10.32%       04/30/1996
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Growth Portfolio                                            34.31%                           23.01%       03/29/1996
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio                                  27.64%                           24.96%       01/31/1996
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA                                   12.97%                           13.63%       05/30/1997
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond Fund/VA                                       1.87%                            4.69%       05/30/1997
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners MFS Emerging Equities Portfolio                      28.38%                           24.34%       11/28/1997
------------------------------------------------------------------------------------------------------------------------------------
Alger American Small Cap/Portfolio Partners MFS Emerging Equities(2)    28.38%                           13.00%       01/31/1996
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners MFS Research Growth Portfolio                        21.78%                           17.70%       11/28/1997
------------------------------------------------------------------------------------------------------------------------------------
American Century VP Capital Appreciation/Portfolio Partners MFS
  Research Growth(2)                                                    21.78%                            3.94%       03/30/1996
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners MFS Value Equity Portfolio                           25.48%                           24.80%       11/28/1997
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners Scudder International Growth Portfolio               17.91%                           17.67%      11/28/19997
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners T. Rowe Price Growth Equity Portfolio                26.33%                           26.25%       11/28/1997
------------------------------------------------------------------------------------------------------------------------------------
Alger American Growth/Portfolio Partners T. Rowe Price Growth
  Equity(2)                                                             26.33%                           21.04%       01/31/1996
------------------------------------------------------------------------------------------------------------------------------------

Please refer to the discussion preceding the tables for an explanation of the charges included and methodology used in the standardized and non-standardized figures. These figures represent historical performance and should not be considered a projection of future performance. As of the date of this statement of additional information, the AIM V.I. Capital Appreciation Fund, AIM V.I. Growth Fund, AIM V.I. Growth and Income Fund, and the AIM V.I. Value Fund had not been offered under this separate account. Therefore, no standardized performance is presented for these funds.
* Reflects performance from the date contributions were first received in the fund under the separate account.
(1) The current yield for the subaccount for the seven-day period ended December 31, 1998 (on an annualized basis) was 4.02%. Current yield more closely reflects current earnings than does total return. The current yield reflects the deduction of all charges under the contract that are deducted from the total return quotations shown above.
(2) The fund first listed was replaced with the applicable Portfolio Partners Portfolio after the close of business on November 26, 1997. The performance shown is based on the performance of the replaced fund until November 26, 1997, and the performance of the applicable Portfolio Partners Portfolio after that date. The replaced fund may not have been available under all contracts. The "Date Contributions First Received Under Separate Account" refers to the applicable date for the replaced fund.

                                                                     ---------------------------------------------------------------
                                                                                                                             Fund
                                                                                       NON-STANDARDIZED                   Inception
                                                                                                                             Date
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Since
                             SUBACCOUNT                                1 Year   3 Years  5 Years   10 Years  Inception**
------------------------------------------------------------------------------------------------------------------------------------
Aetna Ascent VP                                                         3.27%    14.46%                         15.40%    07/05/1995
------------------------------------------------------------------------------------------------------------------------------------
Aetna Balanced VP, Inc.                                                15.77%    16.98%   14.75%                11.85%    04/03/1989
------------------------------------------------------------------------------------------------------------------------------------
Aetna Bond VP(1)                                                        7.07%     5.59%    5.58%     8.19%
------------------------------------------------------------------------------------------------------------------------------------
Aetna Crossroads VP                                                     4.86%    12.81%                         13.62%    07/05/1995
------------------------------------------------------------------------------------------------------------------------------------
Aetna Growth VP                                                        36.31%                                   34.02%    12/13/1996
------------------------------------------------------------------------------------------------------------------------------------
Aetna Growth and Income VP(1)                                          13.35%    21.55%   18.19%    15.46%
------------------------------------------------------------------------------------------------------------------------------------
Aetna High Yield VP                                                   (1.27%)                                    0.15%    12/10/1997
------------------------------------------------------------------------------------------------------------------------------------
Aetna Index Plus Large Cap VP                                          30.29%                                   32.00%    09/16/1996
------------------------------------------------------------------------------------------------------------------------------------
Aetna Index Plus Mid Cap VP                                            23.06%                                   26.08%    12/16/1997
------------------------------------------------------------------------------------------------------------------------------------
Aetna Index Plus Small Cap VP                                         (2.34%)                                    1.77%    12/19/1997
------------------------------------------------------------------------------------------------------------------------------------
Aetna Internatioanl VP                                                 17.74%                                   20.34%    12/22/1997
------------------------------------------------------------------------------------------------------------------------------------
Aetna Legacy VP                                                         5.88%    10.71%                         11.50%    07/05/1995
------------------------------------------------------------------------------------------------------------------------------------
Aetna Money Market VP(1)(2)                                             4.41%     4.38%    4.24%     4.70%
------------------------------------------------------------------------------------------------------------------------------------
Aetna Real Estate Securities VP                                       (13.71%)                                 (10.20%)   12/15/1997
------------------------------------------------------------------------------------------------------------------------------------
Aetna Small Company VP                                                  0.09%                                   16.05%    12/27/1996
------------------------------------------------------------------------------------------------------------------------------------
Aetna Value Opportunity VP                                             21.18%                                   29.82%    12/13/1996
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                                     18.13%    15.62%   16.08%                17.60%    05/05/1993
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth Fund                                                   26.43%    23.18%                         21.29%    05/02/1994
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth and Income Fund                                        32.80%    24.95%   20.24%                19.68%    05/05/1993
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund                                                    31.10%    22.29%   20.51%                20.70%    05/05/1993
------------------------------------------------------------------------------------------------------------------------------------
Calvert Social Balanced Portfolio(1)                                   15.12%    15.12%   13.44%    11.76%
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio(1)                                10.52%    16.62%   17.60%    14.48%
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio(1)                                       38.10%    24.23%   20.53%    18.23%
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Overseas Portfolio(1)                                     11.63%    11.36%    8.61%     8.99%
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund Portfolio                                   28.69%    23.81%                         27.37%    01/03/1995
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Aggressive Growth Portfolio                                32.92%    16.58%   18.16%                20.71%    09/13/1993
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Balanced Portfolio                                         32.95%    22.73%   17.93%                18.31%    09/13/1993
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Flexible Income Portfolio                                   8.02%     8.92%    9.23%                 8.77%    09/13/1993
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Growth Portfolio                                           34.31%    24.16%   20.21%                19.68%    09/13/1993
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio                                 27.64%    25.40%   20.11%                22.80%    09/13/1993
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA                                  12.97%    16.88%    8.57%                11.37%    11/12/1990
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond Fund/VA                                      1.87%     6.75%    5.76%                 5.72%    05/03/1993
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners MFS Emerging Equities Portfolio                     28.38%                                             11/28/1997
------------------------------------------------------------------------------------------------------------------------------------
Alger American Small Cap/Portfolio Partners MFS Emerging Equities(3)   28.38%    12.71%   14.14%    19.80%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners MFS Research Growth Portfolio                       21.78%                                             11/28/1997
------------------------------------------------------------------------------------------------------------------------------------
American Century VP Capital Appreciation/Portfolio Partners MFS
  Research Growth(3)                                                   21.78%     3.48%    7.08%    10.15%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners MFS Value Equity Portfolio                          25.48%                                             11/28/1997
------------------------------------------------------------------------------------------------------------------------------------
Neuberger & Berman AMT Growth/Portfolio Partners MFS Value Equity(3)   25.48%    19.25%   15.78%    13.58%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners Scudder International Growth Portfolio              17.91%                                             11/28/1997
------------------------------------------------------------------------------------------------------------------------------------
Scudder International Portfolio Class A/Portfolio Partners Scudder
  International Growth(3)                                              17.91%    13.07%    9.32%    10.90%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Portfolio Partners T. Rowe Price Growth Equity Portfolio               26.33%                                             11/28/1997
------------------------------------------------------------------------------------------------------------------------------------
Alger American Growth/Portfolio Partners T. Rowe Price Growth
  Equity(3)                                                            26.33%    21.64%   19.54%                19.28%    01/09/1989
------------------------------------------------------------------------------------------------------------------------------------

Please refer to the discussion preceding the tables for an explanation of the charges included and methodology used in the standardized and non-standardized figures. These figures represent historical performance and should not be considered a projection of future performance.
**   Reflects performance from the fund's inception date.
(1)  These funds have been in operation for more than ten years.
(2) The current yield for the subaccount for the seven-day period ended December 31, 1998 (on an annualized basis) was 4.02%. Current yield more closely reflects current earnings than does total return. The current yield reflects the deduction of all charges under the contract that are deducted from the total return quotations shown above.

(3) The fund first listed was replaced with the applicable Portfolio Partners Portfolio after the close of business on November 26, 1997. The performance shown is based on the performance of the replaced fund until November 26, 1997, and the performance of the applicable Portfolio Partners Portfolio after that date. The replaced fund may not have been available under all contracts. The "Fund Inception Date" refers to the applicable date for the replaced fund. If no date is shown, the replaced fund has been in operation for more than ten years.

                              INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first payment is due. Such value (less any applicable premium tax) is applied to provide payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. Thereafter, the variable payments fluctuate as the annuity unit value(s) fluctuates with the investment experience of the selected investment option(s). The first payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of annuity units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based on a particular investment option, and
(b) is the then current annuity unit value for that investment option. As noted, annuity unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:
--------
Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax is payable and that the annuity table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an annuity unit for the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of annuity units is determined to be 20.414. The value of this number of annuity units will be paid in each subsequent month.

If the net investment factor with respect to the appropriate subaccount is
1.0015000 as of the tenth valuation preceding the due date of the second monthly payment, multiplying this factor by .9999058* (to neutralize the assumed net investment rate of 3.5% per annum built into the number of annuity units determined above) produces a result of 1.0014057. This is then multiplied by the annuity unit value for the prior valuation (assume such value to be $13.504376) to produce an annuity unit value of $13.523359 for the valuation occurring when the second payment is due.

The second monthly payment is then determined by multiplying the number of annuity units by the current annuity unit value, or 20.414 times $13.523359, which produces a payment of $276.07.

*If an assumed net investment rate of 5% is elected, the appropriate factor to neutralize such assumed rate would be .9998663.

                         SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the assets classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

                              INDEPENDENT AUDITORS

KPMG LLP, CityPlace II, Hartford, Connecticut 06103-4103, are the independent auditors for the separate account and for the Company. The services provided to the separate account include primarily the examination of the separate account's financial statements and review of filings made with the SEC.

                  FINANCIAL STATEMENTS OF THE SEPARATE ACCOUNT


                           VARIABLE ANNUITY ACCOUNT I

                                      Index


Statement of Assets and Liabilities........................................ S-2
Statements of Operations and Changes in Net Assets......................... S-6
Condensed Financial Information............................................ S-8
Notes to Financial Statements.............................................. S-10
Independent Auditors' Report............................................... S-26

Variable Annuity Account I

Statement of Assets and Liabilities - December 31, 1998


ASSETS:
Investments at net asset value: (Note 1)

                                                                                                     Net
                                                                 Shares            Cost           Assets
                                                                 ------            ----           ------
 Aetna Ascent VP:                                               104,739     $ 1,543,462      $ 1,468,439
 Aetna Balanced VP:                                             466,540       7,374,965        7,338,678
 Aetna Bond VP:                                                 628,747       8,330,232        8,211,438
 Aetna Crossroads VP:                                            58,972         785,680          785,501
 Aetna Growth and Income VP:                                    982,351      33,447,658       31,297,697
 Aetna Growth VP:                                               451,105       5,319,141        6,103,448
 Aetna Index Plus Large Cap VP:                                 849,667      13,688,423       14,945,637
 Aetna International VP:                                          3,797          41,261           44,011
 Aetna Legacy VP:                                               133,748       1,660,761        1,654,467
 Aetna Money Market VP:                                       1,975,904      26,236,238       26,452,214
 Aetna Real Estate Securities VP:                                 4,651          43,996           39,671
 Aetna Small Company VP:                                        294,544       3,279,774        3,767,223
 Aetna Value Opportunity VP:                                    434,406       5,636,469        6,259,793
 Alger American Funds:
  Balanced Portfolio:                                           108,171       1,100,460        1,404,059
  Income and Growth Portfolio:                                  310,627       3,299,115        4,075,424
  Leveraged AllCap Portfolio:                                   104,148       2,270,569        3,634,760
 American Century Investments:
  Balanced Fund:                                                 66,794         515,655          557,006
  International Fund:                                           243,103       1,624,446        1,852,446
 Calvert Social Balanced Portfolio:                             124,088         259,747          265,177
 Fidelity Investments Variable Insurance Product Fund:
  Equity-Income Portfolio:                                    2,013,434      47,204,298       51,181,501
  Growth Portfolio:                                             854,304      31,178,486       38,326,577
  High Income Portfolio:                                      1,512,768      19,151,904       17,442,220
  Overseas Portfolio:                                           206,337       4,004,605        4,136,808
 Fidelity Investments Variable Insurance Product Fund II:
  Asset Manager Portfolio:                                      447,745       7,570,709        8,131,050
  Contrafund Portfolio:                                       1,620,361      31,130,912       39,601,618
  Index 500 Portfolio:                                          326,815      38,214,324       46,168,328
  Investment Grade Bond Portfolio:                               94,123       1,128,605        1,219,839
 Insurance Management Series:
  American Leaders Fund II:                                   6,824,761     109,150,633      147,960,825
  Equity Income Fund II:                                      2,004,210      24,767,711       28,359,570
  Growth Strategies Fund II:                                  1,962,559      28,120,682       35,149,425
  High Income Bond Fund II:                                   2,717,067      28,282,860       29,670,377
  International Equity Fund II:                               1,796,331      21,260,207       27,645,530
  Prime Money Fund II:                                        4,666,589       4,665,273        4,666,589
  U.S. Government Securities Fund II:                           585,366       6,085,740        6,526,831
  Utility Fund II:                                            1,734,312      20,695,200       26,482,939
 Janus Aspen Series:
  Aggressive Growth Portfolio:                                  386,923       9,583,635       10,675,204
  Balanced Portfolio:                                           921,338      16,804,227       20,730,112
  Flexible Income Portfolio:                                    386,017       4,666,753        4,655,365

Variable Annuity Account I

                                                                                                     Net
                                                                 Shares            Cost           Assets
                                                                 ------            ----           ------
  Growth Portfolio:                                             774,377    $ 14,923,215     $ 18,228,835
  Worldwide Growth Portfolio:                                 2,418,350      60,413,840       70,349,793
 Lexington Emerging Markets Fund:                               110,605       1,133,387          627,133
 Lexington Natural Resources Trust Fund:                         78,858       1,151,725          869,806
 MFS Funds:
  Total Return Series:                                          904,731      15,015,459       16,393,724
  Worldwide Government Series:                                   70,397         727,002          765,918
 Oppenheimer Funds:
  Aggressive Growth Fund:                                        75,688       3,107,624        3,393,073
  Global Securities Fund:                                        93,561       1,992,083        2,064,889
  Growth & Income Fund:                                         561,831      11,689,993       11,506,303
  Strategic Bond Fund:                                          868,342       4,445,390        4,445,909
 Portfolio Partners, Inc. (PPI):
  PPI MFS Emerging Equities Portfolio:                          666,143      30,422,970       36,930,956
  PPI MFS Research Growth Portfolio:                          1,700,156      17,369,033       20,299,859
  PPI MFS Value Equity Portfolio:                               155,399       5,324,611        5,881,864
  PPI Scudder International Growth Portfolio:                    75,410       1,213,809        1,263,880
  PPI T. Rowe Price Growth Equity Portfolio:                    535,071      23,443,670       29,594,758
                                                                           ------------     ------------
NET ASSETS                                                                 $762,498,627     $891,504,497
                                                                           ============     ============


Net assets represented by:

Reserves for annuity contracts in accumulation and payment period:
(Notes 1 and 5)

Aetna Ascent VP:
  Annuity contracts in accumulation ...................................................     $  1,468,439
Aetna Balanced VP:
  Annuity contracts in accumulation ...................................................        7,338,678
Aetna Bond VP:
  Annuity contracts in accumulation ...................................................        8,211,438
Aetna Crossroads VP:
  Annuity contracts in accumulation ...................................................          785,501
Aetna Growth and Income VP:
  Annuity contracts in accumulation ...................................................       31,263,322
  Annuity contracts in payment period .................................................           34,375
Aetna Growth VP:
  Annuity contracts in accumulation ...................................................        6,066,474
  Annuity contracts in payment period .................................................           36,974
Aetna Index Plus Large Cap VP:
  Annuity contracts in accumulation ...................................................       14,945,637
Aetna International VP:
  Annuity contracts in accumulation ...................................................           44,011
Aetna Legacy VP:
  Annuity contracts in accumulation ...................................................        1,628,799
  Annuity contracts in payment period .................................................           25,668
Aetna Money Market VP:
  Annuity contracts in accumulation ...................................................       26,452,214
Aetna Real Estate Securities VP:
  Annuity contracts in accumulation ...................................................           39,671
Aetna Small Company VP:
  Annuity contracts in accumulation ...................................................        3,767,223

Variable Annuity Account I

Aetna Value Opportunity VP:
  Annuity contracts in accumulation ..................     $ 6,259,793
Alger American Funds:
 Balanced Portfolio:
  Annuity contracts in accumulation ..................       1,404,059
 Income and Growth Portfolio:
  Annuity contracts in accumulation ..................       4,075,424
 Leveraged AllCap Portfolio:
  Annuity contracts in accumulation ..................       3,634,760
American Century Investments:
 Balanced Fund:
  Annuity contracts in accumulation ..................         557,006
 International Fund:
  Annuity contracts in accumulation ..................       1,852,446
Calvert Social Balanced Portfolio:
  Annuity contracts in accumulation ..................         265,177
Fidelity Investments Variable Insurance Product Fund:
 Equity-Income Portfolio:
  Annuity contracts in accumulation ..................      51,181,501
 Growth Portfolio:
  Annuity contracts in accumulation ..................      38,326,577
 High Income Portfolio:
  Annuity contracts in accumulation ..................      17,442,220
 Overseas Portfolio:
  Annuity contracts in accumulation ..................       4,136,808
Fidelity Investments Variable Insurance Product Fund II:
 Asset Manager Portfolio:
  Annuity contracts in accumulation ..................       8,131,050
 Contrafund Portfolio:
  Annuity contracts in accumulation ..................      39,601,618
 Index 500 Portfolio:
  Annuity contracts in accumulation ..................      46,168,328
 Investment Grade Bond Portfolio:
  Annuity contracts in accumulation ..................       1,219,839
Insurance Management Series:
 American Leaders Fund II:
  Annuity contracts in accumulation ..................     147,843,450
  Annuity contracts in payment period ................         117,375
 Equity Income Fund II:
  Annuity contracts in accumulation ..................      28,317,427
  Annuity contracts in payment period ................          42,143
 Growth Strategies Fund II:
  Annuity contracts in accumulation ..................      35,149,425
 High Income Bond Fund II:
  Annuity contracts in accumulation ..................      29,644,378
  Annuity contracts in payment period ................          25,999
 International Equity Fund II:
  Annuity contracts in accumulation ..................      27,616,968
  Annuity contracts in payment period ................          28,562

Variable Annuity Account I

 Prime Money Fund II:
  Annuity contracts in accumulation ..................     $  4,666,589
 U.S. Government Securities Fund II:
  Annuity contracts in accumulation ..................        6,526,831
 Utility Fund II:
  Annuity contracts in accumulation ..................       26,418,108
  Annuity contracts in payment period ................           64,831
Janus Aspen Series:
 Aggressive Growth Portfolio:
  Annuity contracts in accumulation ..................       10,675,204
 Balanced Portfolio:
  Annuity contracts in accumulation ..................       20,730,112
 Flexible Income Portfolio:
  Annuity contracts in accumulation ..................        4,655,365
 Growth Portfolio:
  Annuity contracts in accumulation ..................       18,191,718
  Annuity contracts in payment period ................           37,117
 Worldwide Growth Portfolio:
  Annuity contracts in accumulation ..................       70,349,793
Lexington Emerging Markets Fund:
  Annuity contracts in accumulation ..................          627,133
Lexington Natural Resources Trust Fund:
  Annuity contracts in accumulation ..................          869,806
MFS Funds:
 Total Return Series:
  Annuity contracts in accumulation ..................       16,393,724
 Worldwide Government Series:
  Annuity contracts in accumulation ..................          765,918
Oppenheimer Funds:
 Aggressive Growth Fund:
  Annuity contracts in accumulation ..................        3,393,073
 Global Securities Fund:
  Annuity contracts in accumulation ..................        2,064,889
 Growth & Income Fund:
  Annuity contracts in accumulation ..................       11,506,303
 Strategic Bond Fund:
  Annuity contracts in accumulation ..................        4,445,909
Portfolio Partners, Inc. (PPI):
 PPI MFS Emerging Equities Portfolio:
  Annuity contracts in accumulation ..................       36,930,956
 PPI MFS Research Growth Portfolio:
  Annuity contracts in accumulation ..................       20,299,859
 PPI MFS Value Equity Portfolio:
  Annuity contracts in accumulation ..................        5,846,092
  Annuity contracts in payment period ................           35,772
 PPI Scudder International Growth Portfolio:
  Annuity contracts in accumulation ..................        1,263,880
 PPI T. Rowe Price Growth Equity Portfolio:
  Annuity contracts in accumulation ..................       29,594,758
                                                           ------------
                                                           $891,504,497
                                                           ============



See Notes to Financial Statements

Variable Annuity Account I

Statements of Operations and Changes in Net Assets


                                                                              Year Ended December 31,
                                                                              1998               1997
                                                                              ----               ----
INVESTMENT INCOME:
Income: (Notes 1, 3 and 5)
 Dividends ..........................................................    $  36,268,129      $  13,569,495
Expenses: (Notes 2 and 5)
 Valuation period deductions ........................................      (10,257,915)        (5,565,448)
                                                                         -------------      -------------
Net investment income ...............................................       26,010,214          8,004,047
                                                                         -------------      -------------
NET REALIZED AND UNREALIZED GAIN
 ON INVESTMENTS:
Net realized gain on sales of investments: (Notes 1, 4 and 5)
 Proceeds from sales ................................................      438,314,806        170,076,421
 Cost of investments sold ...........................................      412,797,023        157,030,583
                                                                         -------------      -------------
 Net realized gain ..................................................       25,517,783         13,045,838
Net unrealized gain on investments: (Note 5)
 Beginning of year ..................................................       62,528,168         13,871,018
 End of year ........................................................      129,005,870         62,528,168
                                                                         -------------      -------------
  Net change in unrealized gain .....................................       66,477,702         48,657,150
                                                                         -------------      -------------
Net realized and unrealized gain on investments .....................       91,995,485         61,702,988
                                                                         -------------      -------------
Net increase in net assets resulting from operations ................      118,005,699         69,707,035
                                                                         -------------      -------------
FROM UNIT TRANSACTIONS:
Variable annuity contract purchase payments .........................      168,355,044        230,999,062
Transfers from the Company's fixed account options ..................       75,081,637         55,038,062
Redemptions by contract holders .....................................      (31,854,396)       (14,064,451)
Annuity payments ....................................................          (83,247)           (14,846)
Other ...............................................................        1,337,372             99,606
                                                                         -------------      -------------
 Net increase in net assets from unit transactions (Note 5) .........      212,836,410        272,057,433
                                                                         -------------      -------------
Change in net assets ................................................      330,842,109        341,764,468
NET ASSETS:
Beginning of year ...................................................      560,662,388        218,897,920
                                                                         -------------      -------------
End of year .........................................................    $ 891,504,497      $ 560,662,388
                                                                         =============      =============


See Notes to Financial Statements

Variable Annuity Account I

Condensed Financial Information - Year Ended December 31, 1998

---------------------------------------------------------------------------------------------------------------------------
                                                Value
                                              Per Unit          Increase (Decrease)                 Units
                                              --------              in Value of                  Outstanding      Reserves
                                       Beginning     End of         Accumulation                    at End         at End
                                        of Year       Year              Unit                       of Year        of Year
---------------------------------------------------------------------------------------------------------------------------
Aetna Ascent VP:
AICA I                                 $  14.983   $  15.409             2.84%                       83,798.0   $ 1,291,246
AICA II                                   10.694      10.059           ( 5.94%)           (1)        17,615.1       177,193
---------------------------------------------------------------------------------------------------------------------------
Aetna Balanced VP:
AICA I                                    14.228      16.405            15.30%                      369,651.5     6,063,987
AICA II                                   10.708      11.312             5.64%            (1)       112,689.3     1,274,691
---------------------------------------------------------------------------------------------------------------------------
Aetna Bond VP:
AICA I                                    11.201      11.943             6.62%                      500,098.0     5,972,864
AICA II                                   10.118      10.606             4.82%            (1)       211,071.3     2,238,574
---------------------------------------------------------------------------------------------------------------------------
Aetna Crossroads VP:
AICA I                                    14.054      14.676             4.43%                       40,711.8       597,491
AICA II                                   10.504      10.270           ( 2.23%)           (1)        18,307.3       188,010
---------------------------------------------------------------------------------------------------------------------------
Aetna Growth and Income VP:
AICA I                                    16.354      18.461            12.88%                    1,217,448.2    22,475,910
AICA II                                   11.063      11.063             0.00%            (1)       794,334.9     8,787,412
Annuity contracts in payment period                                                                                  34,375
---------------------------------------------------------------------------------------------------------------------------
Aetna Growth VP:
AICA I                                    13.158      17.862            35.75%                      284,771.1     5,086,654
AICA II                                   11.455      12.977            13.29%            (1)        75,505.9       979,820
Annuity contracts in payment period                                                                                  36,974
---------------------------------------------------------------------------------------------------------------------------
Aetna Index Plus Large Cap VP:
AICA I                                    14.414      18.704            29.76%                      654,766.9    12,246,441
AICA II                                   11.157      12.535            12.35%            (1)       215,324.4     2,699,196
---------------------------------------------------------------------------------------------------------------------------
Aetna International VP:
AICA I                                    10.149       9.754           ( 3.89%)           (1)         1,816.4        17,717
AICA II                                    9.851       9.764           ( 0.88%)           (2)         2,693.0        26,294
---------------------------------------------------------------------------------------------------------------------------
Aetna Legacy VP:
AICA I                                    13.112      13.825             5.44%                       95,815.1     1,324,652
AICA II                                   10.404      10.380           ( 0.23%)           (1)        29,301.4       304,147
Annuity contracts in payment period                                                                                  25,668
---------------------------------------------------------------------------------------------------------------------------
Aetna Money Market VP:
AICA I                                    10.900      11.335             3.99%                    2,041,170.4    23,136,033
AICA II                                   10.097      10.371             2.71%            (1)       319,752.5     3,316,181
---------------------------------------------------------------------------------------------------------------------------
Aetna Real Estate Securities VP:
AICA I                                    10.115       8.863           (12.38%)           (1)         2,216.9        19,648
AICA II                                    9.918       8.872           (10.55%)           (1)         2,256.8        20,023
---------------------------------------------------------------------------------------------------------------------------
Aetna Small Company VP:
AICA I                                    13.638      13.595           ( 0.32%)                     225,981.5     3,072,277
AICA II                                   11.126       9.724           (12.60%)           (1)        71,464.8       694,946
---------------------------------------------------------------------------------------------------------------------------
Aetna Value Opportunity VP:
AICA I                                    13.246      15.985            20.68%                      311,396.8     4,977,799
AICA II                                   11.097      11.644             4.93%            (1)       110,096.6     1,281,994
---------------------------------------------------------------------------------------------------------------------------
Alger American Funds:
Balanced Portfolio:
AICA I                                    12.657      16.412            29.67%                       85,549.6     1,404,059
---------------------------------------------------------------------------------------------------------------------------
Income and Growth Portfolio:
AICA I                                    15.229      19.880            30.54%                      205,001.6     4,075,424
---------------------------------------------------------------------------------------------------------------------------
Leveraged AllCap Portfolio:
AICA I                                    13.203      20.547            55.62%                      176,900.2     3,634,760
---------------------------------------------------------------------------------------------------------------------------
American Century Investments:
Balanced Fund:
AICA I                                    12.885      14.709            14.16%                       37,869.0       557,006
---------------------------------------------------------------------------------------------------------------------------
International Fund:
AICA I                                    13.538      15.853            17.10%                      116,852.2     1,852,446
---------------------------------------------------------------------------------------------------------------------------
Calvert Social Balanced Portfolio:
AICA I                                     9.976      11.437            14.65%                       12,287.9       140,540
AICA II                                   10.596      11.208             5.78%            (1)        11,120.5       124,637
---------------------------------------------------------------------------------------------------------------------------

Variable Annuity Account I

----------------------------------------------------------------------------------------------------------------------------
                                                   Value
                                                 Per Unit          Increase (Decrease)               Units
                                                 --------              in Value of                Outstanding      Reserves
                                          Beginning     End of        Accumulation                  at End          at End
                                           of Year       Year             Unit                      of Year         of Year
----------------------------------------------------------------------------------------------------------------------------
Fidelity Investments Variable
Insurance Product Fund:
Equity-Income Portfolio:
AICA I                                    $  14.974   $  16.482           10.07%                  2,792,888.9   $ 46,031,203
AICA II                                      10.957      10.806          ( 1.38%)        (1)        476,634.1      5,150,298
----------------------------------------------------------------------------------------------------------------------------
Growth Portfolio:
AICA I                                       13.320      18.320           37.54%                  1,869,305.9     34,245,624
AICA II                                      11.094      13.253           19.46%         (1)        307,937.0      4,080,953
----------------------------------------------------------------------------------------------------------------------------
High Income Portfolio:
AICA I                                       13.238      12.488          ( 5.67%)                 1,196,921.6     14,946,591
AICA II                                      10.292       9.222          (10.40%)        (1)        270,626.6      2,495,629
----------------------------------------------------------------------------------------------------------------------------
Overseas Portfolio:
AICA I                                       12.590      13.997           11.18%                    261,377.1      3,658,529
AICA II                                      11.082      10.487          ( 5.37%)        (1)         45,606.3        478,279
Fidelity Investments Variable Insurance
----------------------------------------------------------------------------------------------------------------------------
Product Fund II:
Asset Manager Portfolio:
AICA I                                       13.888      15.754           13.44%                    408,018.8      6,428,060
AICA II                                      10.607      11.165            5.26%         (1)        152,533.0      1,702,990
----------------------------------------------------------------------------------------------------------------------------
Contrafund Portfolio:
AICA I                                       14.802      18.970           28.16%                  1,853,911.1     35,169,124
AICA II                                      11.136      12.537           12.58%         (1)        353,547.6      4,432,494
----------------------------------------------------------------------------------------------------------------------------
Index 500 Portfolio:
AICA I                                       16.646      21.063           26.53%                  1,953,506.1     41,145,842
AICA II                                      11.159      12.259            9.86%         (1)        409,684.6      5,022,486
----------------------------------------------------------------------------------------------------------------------------
Investment Grade Bond Portfolio:
AICA I                                       11.242      12.066            7.33%                    101,099.9      1,219,839
----------------------------------------------------------------------------------------------------------------------------
Insurance Management Series:
American Leaders Fund II:
AICA I                                       17.796      20.639           15.98%                  7,163,133.1    147,843,450
Annuity contracts in payment period                                                                                  117,375
----------------------------------------------------------------------------------------------------------------------------
Equity Income Fund II:
AICA I                                       12.305      14.022           13.95%                  2,019,440.7     28,317,427
Annuity contracts in payment period                                                                                   42,143
----------------------------------------------------------------------------------------------------------------------------
Growth Strategies Fund II:
AICA I                                       15.777      18.269           15.80%                  1,923,943.6     35,149,425
----------------------------------------------------------------------------------------------------------------------------
High Income Bond Fund II:
AICA I                                       13.379      13.547            1.26%                  2,188,220.6     29,644,378
Annuity contracts in payment period                                                                                   25,999
----------------------------------------------------------------------------------------------------------------------------
International Equity Fund II:
AICA I                                       11.858      14.682           23.82%                  1,881,029.6     27,616,968
Annuity contracts in payment period                                                                                   28,562
----------------------------------------------------------------------------------------------------------------------------
Prime Money Fund II:
AICA I                                       10.877      11.253            3.46%                    414,692.7      4,666,589
U.S. Government Securities Fund II:
AICA I                                       11.572      12.284            6.15%                    531,319.3      6,526,831
----------------------------------------------------------------------------------------------------------------------------
Utility Fund II:
AICA I                                       15.434      17.341           12.36%                  1,523,423.7     26,418,108
Annuity contracts in payment period                                                                                   64,831
----------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series:
Aggressive Growth Portfolio:
AICA I                                       12.637      16.729           32.38%                    601,046.9     10,054,808
AICA II                                      11.125      13.003           16.88%         (1)         47,713.2        620,396
----------------------------------------------------------------------------------------------------------------------------
Balanced Portfolio:
AICA I                                       14.492      19.189           32.41%                    927,778.7     17,802,853
AICA II                                      10.904      12.689           16.37%         (1)        230,692.8      2,927,259
----------------------------------------------------------------------------------------------------------------------------
Flexible Income Portfolio:
AICA I                                       12.272      13.202            7.58%                    267,030.6      3,525,265
AICA II                                      10.191      10.599            4.00%         (1)        106,625.5      1,130,100
----------------------------------------------------------------------------------------------------------------------------

Variable Annuity Account I

--------------------------------------------------------------------
                                                       Value
                                                     Per Unit
                                                     --------
                                              Beginning     End of
                                               of Year       Year
--------------------------------------------------------------------
Growth Portfolio:
AICA I                                        $  14.731   $  19.704
AICA II                                          11.091      12.784
Annuity contracts in payment period
--------------------------------------------------------------------
Worldwide Growth Portfolio:
AICA I                                           16.131      20.506
AICA II                                          11.375      11.960
--------------------------------------------------------------------
Lexington Emerging Markets Fund:
AICA I                                            9.007       6.399
--------------------------------------------------------------------
Lexington Natural Resources Trust Fund:
AICA I                                           13.939      11.047
--------------------------------------------------------------------
MFS Funds:
Total Return Series:
AICA I                                           13.030      14.432
AICA II                                          10.639      10.942
--------------------------------------------------------------------
Worldwide Government Series:
AICA I                                           10.207      10.860
AICA II                                          10.032      10.514
--------------------------------------------------------------------
Oppenheimer Funds:
Aggressive Growth Fund:
AICA I                                           12.204      13.520
AICA II                                          11.304      10.886
--------------------------------------------------------------------
Global Securities Fund:
AICA I                                           11.539      12.982
AICA II                                          10.941      10.949
--------------------------------------------------------------------
Growth & Income Fund:
AICA I                                           12.785      13.199
AICA II                                          11.377      10.111
--------------------------------------------------------------------
Strategic Bond Fund:
AICA I                                           10.764      10.921
AICA II                                          10.118      10.037
--------------------------------------------------------------------
Portfolio Partners, Inc. (PPI):
PPI MFS Emerging Equities Portfolio:
AICA I                                           10.554      13.494
AICA II                                          11.104      11.797
--------------------------------------------------------------------
PPI MFS Research Growth Portfolio:
AICA I                                            8.786      10.656
AICA II                                          11.178      11.634
--------------------------------------------------------------------
PPI MFS Value Equity Portfolio:
AICA I                                           10.152      12.686
AICA II                                          11.503      12.005
Annuity contracts in payment period
--------------------------------------------------------------------
PPI Scudder International Growth Portfolio:
AICA I                                            9.912      11.640
AICA II                                          11.145      10.995
--------------------------------------------------------------------
PPI T. Rowe Price Growth Equity Portfolio:
AICA I                                           13.834      17.406
AICA II                                          11.120      12.103
--------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
                                              Increase (Decrease)            Units
                                                  in Value of             Outstanding      Reserves
                                                 Accumulation               at End         at End
                                                     Unit                   of Year        of Year
---------------------------------------------------------------------------------------------------
Growth Portfolio:
AICA I                                               33.76%                 807,575.7   $15,912,701
AICA II                                              15.26%       (1)       178,276.3     2,279,017
Annuity contracts in payment period                                                          37,117
---------------------------------------------------------------------------------------------------
Worldwide Growth Portfolio:
AICA I                                               27.12%               3,185,556.5    65,321,610
AICA II                                               5.14%       (1)       420,428.4     5,028,183
---------------------------------------------------------------------------------------------------
Lexington Emerging Markets Fund:
AICA I                                              (28.96%)                 98,010.6       627,133
---------------------------------------------------------------------------------------------------
Lexington Natural Resources Trust Fund:
AICA I                                              (20.75%)                 78,736.7       869,806
---------------------------------------------------------------------------------------------------
MFS Funds:
Total Return Series:
AICA I                                               10.76%                 943,853.4    13,621,896
AICA II                                               2.85%       (1)       253,311.0     2,771,828
---------------------------------------------------------------------------------------------------
Worldwide Government Series:
AICA I                                                6.40%                  69,956.8       759,700
AICA II                                               4.80%       (2)           591.4         6,218
---------------------------------------------------------------------------------------------------
Oppenheimer Funds:
Aggressive Growth Fund:
AICA I                                               10.78%                 179,860.9     2,431,715
AICA II                                              (3.70%)      (1)        88,309.9       961,358
---------------------------------------------------------------------------------------------------
Global Securities Fund:
AICA I                                               12.51%                 134,448.6     1,745,444
AICA II                                               0.07%       (1)        29,175.9       319,445
---------------------------------------------------------------------------------------------------
Growth & Income Fund:
AICA I                                                3.24%                 693,694.9     9,156,069
AICA II                                             (11.13%)      (1)       232,433.2     2,350,234
---------------------------------------------------------------------------------------------------
Strategic Bond Fund:
AICA I                                                1.46%                 328,545.6     3,588,020
AICA II                                              (0.80%)      (1)        85,476.9       857,889
---------------------------------------------------------------------------------------------------
Portfolio Partners, Inc. (PPI):
PPI MFS Emerging Equities Portfolio:
AICA I                                               27.86%               2,557,154.8    34,505,993
AICA II                                               6.24%       (1)       205,549.0     2,424,963
---------------------------------------------------------------------------------------------------
PPI MFS Research Growth Portfolio:
AICA I                                               21.28%               1,761,234.3    18,766,935
AICA II                                               4.08%       (1)       131,760.5     1,532,924
---------------------------------------------------------------------------------------------------
PPI MFS Value Equity Portfolio:
AICA I                                               24.96%                 358,518.3     4,548,303
AICA II                                               4.36%       (1)       108,102.4     1,297,789
Annuity contracts in payment period                                                          35,772
---------------------------------------------------------------------------------------------------
PPI Scudder International Growth Portfolio:
AICA I                                               17.43%                  79,756.2       928,340
AICA II                                              (1.35%)      (1)        30,516.2       335,540
---------------------------------------------------------------------------------------------------
PPI T. Rowe Price Growth Equity Portfolio:
AICA I                                               25.82%               1,616,747.9    28,140,515
AICA II                                               8.84%       (1)       120,156.6     1,454,243
---------------------------------------------------------------------------------------------------

AICA I - Certain individual and group contracts issued as non-qualified deferred annuity contracts or Individual Retirement Annuity contracts issued since June 28, 1995.
AICA II - Certain individual and group contracts issued as non-qualified deferred annuity contracts or Individual Retirement Annuity contracts issued since May 1, 1998.

Notes to Condensed Financial Information:

(1) - Reflects less than a full year of performance activity. Funds were first received in this option during May 1998.
(2) - Reflects less than a full year of
performance activity. Funds were first received in this option during June 1998.

See Notes to Financial Statements

Variable Annuity Account I

Notes to Financial Statements - December 31, 1998

1. Summary of Significant Accounting Policies


   Variable Annuity Account I (the "Account") is a separate account established by Aetna Insurance Company of America (the "Company") and is registered under the Investment Company Act of 1940 as a unit investment trust. The Account is sold exclusively for use with variable annuity contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. The Account commenced operations on June, 1995.


   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Although actual results could differ from these estimates, any such differences are expected to be immaterial to the net assets of the Account.


   a. Valuation of Investments

   Investments in the following Funds are stated at the closing net asset value per share as determined by each Fund on December 31, 1998:

      Aetna Ascent VP
      Aetna Balanced VP
      Aetna Bond VP
      Aetna Crossroads VP
      Aetna Growth and Income VP
      Aetna Growth VP
      Aetna Index Plus Large Cap VP
      Aetna International VP
      Aetna Legacy VP
      Aetna Money Market VP
      Aetna Real Estate Securities VP
      Aetna Small Company VP
      Aetna Value Opportunity VP
      Alger American Funds:
      o Balanced Portfolio
      o Income and Growth Portfolio
      o Leveraged AllCap Portfolio
      American Century Investments:
      o Balanced Fund
      o International Fund
      Calvert Social Balanced Portfolio
      Fidelity Investments Variable Insurance Products Fund:
      o Equity-Income Portfolio
      o Growth Portfolio
      o High Income Portfolio
      o Overseas Portfolio
      Fidelity Investments Variable Insurance Products Fund II:
      o Asset Manager Portfolio
      o Contrafund Portfolio
      o Index 500 Portfolio
      o Investment Grade Bond Portfolio
       Insurance Management Series:
      o American Leaders Fund II
      o Equity Income Fund II
      o Growth Strategies Fund II
      o High Income Bond Fund II
      o International Equity Fund II
      o Prime Money Fund II
      o U.S. Government Securities Fund II
      o Utility Fund II
      Janus Aspen Series:
      o Aggressive Growth Portfolio
      o Balanced Portfolio
      o Flexible Income Portfolio
      o Growth Portfolio
      o Worldwide Growth Portfolio
      Lexington Emerging Markets Fund
      Lexington Natural Resources Trust Fund
      MFS Funds:
      o Total Return Series
      o Worldwide Government Series
      Oppenheimer Funds:
      o Aggressive Growth Fund
      o Global Securities Fund
      o Growth & Income Fund
      o Strategic Bond Fund
      Portfolio Partners, Inc. (PPI):
      o PPI MFS Emerging Equities Portfolio
      o PPI MFS Research Growth Portfolio
      o PPI MFS Value Equity Portfolio
      o PPI Scudder International Growth Portfolio
      o PPI T. Rowe Price Growth Equity Portfolio

   b. Other

   Investment transactions are accounted for on a trade date basis and dividend income is recorded on the ex-dividend date. The cost of investments sold is determined by specific identification.

Variable Annuity Account I

   c. Federal Income Taxes

   The operations of the Account form a part of, and are taxed with, the total operations of the Company which is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended.


   d. Annuity Reserves

   Annuity reserves held in the Separate Accounts are computed for currently payable contracts according to the 83a and 83GAM tables using various assumed interest rates. Mortality experience is monitored by the Company. Charges to annuity reserves for mortality experience are reimbursed to the Company if the reserves required are less than originally estimated. If additional reserves are required, the Company reimburses the Account.


2. Valuation Period Deductions


   Deductions by the Account for mortality and expense risk charges are made in accordance with the terms of the contracts and are paid to the Company.


3. Dividend Income


   On an annual basis, the Funds distribute substantially all of their taxable income and realized capital gains to their shareholders. Distributions to the Account are automatically reinvested in shares of the Funds. The Account's proportionate share of each Fund's undistributed net investment income (distributions in excess of net investment income) and accumulated net realized gain (loss) on investments is included in net unrealized gain (loss) in the Statements of Operations and Changes in Net Assets.


4. Purchases and Sales of Investments


   The cost of purchases and proceeds from sales of investments other than short-term investments for the years ended December 31, 1998 and 1997 aggregated $677,161,429 and $438,314,806; $450,137,902 and $170,076,421,
   respectively.

Variable Annuity Account I

5. Supplemental information to Statements of Operations and Changes in Net
   Assets

-----------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1998
                                                              Valuation       Proceeds        Cost of           Net
                                                               Period           from        Investments      Realized
                                               Dividends     Deductions        Sales            Sold        Gain (Loss)
-----------------------------------------------------------------------------------------------------------------------
   Aetna Ascent VP: (1)                       $   71,800       ($19,502)    $   673,031     $   668,648     $    4,383
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------
   Aetna Balanced VP: (2)                        990,418        (80,461)      1,792,080       1,696,266         95,814
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------
   Aetna Bond VP: (3)                            431,716        (72,965)      4,486,268       4,387,120         99,148
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------
   Aetna Crossroads VP: (4)                       29,801         (8,675)        155,691         141,072         14,619
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------
   Aetna Growth and Income VP: (5)             4,637,602       (297,037)     33,298,888      34,084,318       (785,430)
   Annuity contracts in accumulation
   Annuity contracts in payment period
-----------------------------------------------------------------------------------------------------------------------
   Aetna Growth VP: (6)                           11,767        (50,232)      2,569,530       2,639,070        (69,540)
   Annuity contracts in accumulation
   Annuity contracts in payment period
-----------------------------------------------------------------------------------------------------------------------
   Aetna Index Plus Large Cap VP: (7)            660,099       (124,498)      9,779,183       9,124,915        654,268
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------
   Aetna International VP: (8)                     2,114           (215)         38,105          39,540         (1,435)
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------
   Aetna Legacy VP: (9)                           71,808        (17,570)        157,163         143,237         13,926
   Annuity contracts in accumulation
   Annuity contracts in payment period
-----------------------------------------------------------------------------------------------------------------------
   Aetna Money Market VP: (10)                   821,419       (301,700)     85,211,294      84,897,725        313,569
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------
   Aetna Real Estate Securities VP: (11)           1,888           (319)         19,063          21,385         (2,322)
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------
   Aetna Small Company VP: (12)                   34,904        (47,717)      5,571,439       6,248,167       (676,728)
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------
   Aetna Value Opportunity VP: (13)               61,137        (49,913)      1,542,126       1,589,981        (47,855)
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------
   Alger American Funds:
   Balanced Portfolio:                           121,184        (20,212)        372,244         302,913         69,331
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------
   Income and Growth Portfolio:
   Annuity contracts in accumulation             379,349        (53,943)        785,199         640,145        145,054
-----------------------------------------------------------------------------------------------------------------------
   Leveraged AllCap Portfolio:
   Annuity contracts in accumulation             141,107        (43,691)        747,610         539,018        208,592
-----------------------------------------------------------------------------------------------------------------------
   American Century Investments:
   Balanced Fund:                                 81,193         (8,558)        189,467         179,893          9,574
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------
   International Fund:                           127,270        (27,807)        562,465         470,481         91,984
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------
   Calvert Social Balanced Portfolio:             19,179         (1,776)         24,753          27,598         (2,845)
   Annuity contracts in accumulation
-----------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
          Net Unrealized                                      Net
           Gain (Loss)                    Net          Increase (Decrease)              Net Assets
           -----------                 Change in          In Net Assets                 ----------
   Beginning            End            Unrealized           from Unit          Beginning          End
    of Year           of Year         Gain (Loss)         Transactions          of Year         of Year
---------------------------------------------------------------------------------------------------------
     ($42,941)         ($75,022)         ($32,081)           $359,326
                                                                               $1,084,513      $1,468,439
---------------------------------------------------------------------------------------------------------
       93,604           (36,287)         (129,891)          1,988,879
                                                                                4,473,919       7,338,678
---------------------------------------------------------------------------------------------------------
      (10,865)         (118,794)         (107,929)          4,840,848
                                                                                3,020,620       8,211,438
---------------------------------------------------------------------------------------------------------
        3,424              (178)           (3,602)            338,325
                                                                                  415,033         785,501
---------------------------------------------------------------------------------------------------------
   (1,131,268)       (2,149,960)       (1,018,692)         13,277,579
                                                                               15,483,675      31,263,322
                                                                                        0          34,375
---------------------------------------------------------------------------------------------------------
     (264,795)          784,306         1,049,101           4,256,569
                                                                                  905,783       6,066,474
                                                                                        0          36,974
---------------------------------------------------------------------------------------------------------
      106,638         1,257,214         1,150,576           8,689,925
                                                                                3,915,267      14,945,637
---------------------------------------------------------------------------------------------------------
            0             2,750             2,750              40,797
                                                                                        0          44,011
---------------------------------------------------------------------------------------------------------
        4,308            (6,294)          (10,602)            769,986
                                                                                  793,678       1,628,799
                                                                                   33,241          25,668
---------------------------------------------------------------------------------------------------------
      203,382           215,976            12,594          10,238,451
                                                                               15,367,881      26,452,214
---------------------------------------------------------------------------------------------------------
            0            (4,325)           (4,325)             44,749
                                                                                        0          39,671
---------------------------------------------------------------------------------------------------------
     (169,978)          487,449           657,427           1,224,164
                                                                                2,575,173       3,767,223
---------------------------------------------------------------------------------------------------------
     (130,696)          623,324           754,020           4,650,918
                                                                                  891,486       6,259,793
---------------------------------------------------------------------------------------------------------
      125,129           303,599           178,470            (345,746)
                                                                                1,401,032       1,404,059
---------------------------------------------------------------------------------------------------------
      245,881           776,309           530,428            (693,378)
                                                                                3,767,914       4,075,424
---------------------------------------------------------------------------------------------------------
      265,618         1,364,191         1,098,573            (689,303)
                                                                                2,919,482       3,634,760
---------------------------------------------------------------------------------------------------------
       44,098            41,409            (2,689)           (179,238)
                                                                                  656,724         557,006
---------------------------------------------------------------------------------------------------------
      108,904           228,000           119,096            (505,703)
                                                                                2,047,606       1,852,446
---------------------------------------------------------------------------------------------------------
       (5,832)            5,430            11,262             206,857
                                                                                   32,500         265,177
---------------------------------------------------------------------------------------------------------

Variable Annuity Account I

5. Supplemental Information to Statements of Operations and Changes in Net Assets (continued):

------------------------------------------------------------------------------------------
Year Ended December 31, 1998
                                                                              Valuation
                                                                                Period
                                                               Dividends      Deductions
------------------------------------------------------------------------------------------
   Fidelity Investments Variable Insurance Products Fund:
   Equity-Income Portfolio:                                   $2,271,527        ($618,549)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------
   Growth Portfolio:                                           2,644,108         (381,295)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------
   High Income Portfolio:                                      1,474,357         (221,958)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------
   Overseas Portfolio:                                           233,121          (53,772)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------
   Fidelity Investments Variable Insurance Product Fund II:
   Asset Manager Portfolio:                                      523,249          (84,936)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------
   Contrafund Portfolio:                                       1,534,561         (426,807)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------
   Index 500 Portfolio:                                          981,068         (488,490)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------
   Investment Grade Bond Portfolio:                               73,857          (18,586)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------
   Insurance Management Series:
   American Leaders Fund II:                                   8,099,929       (1,877,678)
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------
   Equity Income Fund II:                                         91,670         (295,623)
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------
   Growth Strategies Fund II:                                  1,646,118         (414,206)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------
   High Income Bond Fund II:                                     795,943         (408,858)
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------
   International Equity Fund II:                                  28,894         (359,609)
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------
   Prime Money Fund II:                                          211,667          (62,627)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------
   U.S. Government Securities Fund II:                            99,559          (83,453)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------
   Utility Fund II:                                            1,407,516         (327,505)
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Year Ended December 31, 1998
                                                                Proceeds       Cost of          Net
                                                                  from       Investments     Realized
                                                                  Sales          Sold       Gain (Loss)
-------------------------------------------------------------------------------------------------------
   Fidelity Investments Variable Insurance Products Fund:
   Equity-Income Portfolio:                                   $15,606,753    $12,759,366    $2,847,387
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------
   Growth Portfolio:                                           12,032,669      9,870,234     2,162,435
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------
   High Income Portfolio:                                       5,402,639      5,517,939      (115,300)
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------
   Overseas Portfolio:                                         15,311,424     15,163,882       147,542
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------
   Fidelity Investments Variable Insurance Product Fund II:
   Asset Manager Portfolio:                                     1,323,072      1,302,771        20,301
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------
   Contrafund Portfolio:                                        7,291,380      5,323,524     1,967,856
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------
   Index 500 Portfolio:                                         8,828,912      6,299,987     2,528,925
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------
   Investment Grade Bond Portfolio:                               375,674        366,141         9,533
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------
   Insurance Management Series:
   American Leaders Fund II:                                    4,239,643      2,620,457     1,619,186
   Annuity contracts in accumulation
   Annuity contracts in payment period
-------------------------------------------------------------------------------------------------------
   Equity Income Fund II:                                       1,065,676        844,287       221,389
   Annuity contracts in accumulation
   Annuity contracts in payment period
-------------------------------------------------------------------------------------------------------
   Growth Strategies Fund II:                                   1,857,899      1,425,043       432,856
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------
   High Income Bond Fund II:                                    3,342,335      3,079,403       262,932
   Annuity contracts in accumulation
   Annuity contracts in payment period
-------------------------------------------------------------------------------------------------------
   International Equity Fund II:                                1,808,323      1,321,140       487,183
   Annuity contracts in accumulation
   Annuity contracts in payment period
-------------------------------------------------------------------------------------------------------
   Prime Money Fund II:                                         4,154,382      4,154,382             0
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------
   U.S. Government Securities Fund II:                          1,719,925      1,600,469       119,456
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------
   Utility Fund II:                                             1,448,374      1,070,900       377,474
   Annuity contracts in accumulation
   Annuity contracts in payment period
-------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
          Net Unrealized                                       Net
            Gain (Loss)                    Net          Increase (Decrease)               Net Assets
            -----------                Change in          In Net Assets                   ----------
   Beginning            End            Unrealized           from Unit           Beginning           End
    of Year           of Year         Gain (Loss)         Transactions           of Year          of Year
-----------------------------------------------------------------------------------------------------------

   $4,573,383        $3,977,202         ($596,181)        $12,941,401
                                                                               $34,335,916      $51,181,501
-----------------------------------------------------------------------------------------------------------
    2,613,104         7,153,104         4,540,000          10,721,202
                                                                                18,640,127       38,326,577
-----------------------------------------------------------------------------------------------------------
      678,175        (1,709,684)       (2,387,859)          7,278,178
                                                                                11,414,802       17,442,220
-----------------------------------------------------------------------------------------------------------
       83,223           131,756            48,533             772,708
                                                                                 2,988,676        4,136,808
-----------------------------------------------------------------------------------------------------------
      247,841           560,341           312,500           3,571,525
                                                                                 3,788,411        8,131,050
-----------------------------------------------------------------------------------------------------------
    3,303,522         8,470,707         5,167,185           6,461,571
                                                                                24,897,252       39,601,618
-----------------------------------------------------------------------------------------------------------
    2,903,863         7,949,380         5,045,517          15,200,754
                                                                                22,900,554       46,168,328
-----------------------------------------------------------------------------------------------------------
       63,100            91,234            28,134            (314,286)
                                                                                 1,441,187        1,219,839
-----------------------------------------------------------------------------------------------------------
   27,572,894        38,810,192        11,237,298          14,814,848
                                                                               114,050,410      147,843,450
                                                                                    16,832          117,375
-----------------------------------------------------------------------------------------------------------
      716,240         3,591,859         2,875,619          12,524,130
                                                                                12,942,385       28,317,427
                                                                                         0           42,143
-----------------------------------------------------------------------------------------------------------
    4,379,010         7,028,743         2,649,733           6,249,006
                                                                                24,585,918       35,149,425
-----------------------------------------------------------------------------------------------------------
    1,855,372         1,387,517          (467,855)          3,527,318
                                                                                25,944,158       29,644,378
                                                                                    16,739           25,999
-----------------------------------------------------------------------------------------------------------
    1,842,212         6,385,323         4,543,111           2,840,676
                                                                                20,105,275       27,616,968
                                                                                         0           28,562
-----------------------------------------------------------------------------------------------------------
            0             1,316             1,316             757,047
                                                                                 3,759,186        4,666,589
-----------------------------------------------------------------------------------------------------------
      224,916           441,091           216,175             530,017
                                                                                 5,645,077        6,526,831
-----------------------------------------------------------------------------------------------------------
    4,421,460         5,787,739         1,366,279           2,535,912
                                                                                21,104,322       26,418,108
                                                                                    18,941           64,831
-----------------------------------------------------------------------------------------------------------

Variable Annuity Account I

5. Supplemental Information to Statements of Operations and Changes in Net Assets (continued):

------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1998
                                                                    Valuation        Proceeds        Cost of           Net
                                                                      Period           from        Investments      Realized
                                                    Dividends       Deductions         Sales           Sold        Gain (Loss)
------------------------------------------------------------------------------------------------------------------------------
   Janus Aspen Series:
   Aggressive Growth Portfolio:                            $0         ($115,274)    $50,864,976    $48,298,175     $2,566,801
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------------
   Balanced Portfolio:                                595,970          (174,733)      2,029,779      1,535,395        494,384
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------------
   Flexible Income Portfolio:                         235,389           (45,468)      1,385,219      1,308,029         77,190
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------------
   Growth Portfolio:                                  870,829          (185,099)      5,214,196      4,131,907      1,082,289
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------------------------------------------
   Worldwide Growth Portfolio:                      2,336,194          (835,432)     24,476,251     18,059,755      6,416,496
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------------
   Lexington Emerging Markets Fund:                    66,337           (11,442)        369,448        511,215       (141,767)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------------
   Lexington Natural Resources Trust Fund:             73,010           (15,445)        348,129        355,188         (7,059)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------------
   MFS Funds:
   Total Return Series:                               295,218          (157,641)      1,431,298      1,180,363        250,935
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------------
   Worldwide Government Series:                         8,377            (9,148)        309,659        301,566          8,093
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------------
   Oppenheimer Funds:
   Aggressive Growth Fund:                             37,225           (35,416)     47,122,397     46,966,784        155,613
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------------
   Global Securities Fund:                            149,505           (24,845)        719,379        757,991        (38,612)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------------
   Growth & Income Fund:                              475,900          (140,773)      5,499,885      5,888,453       (388,568)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------------
   Strategic Bond Fund:                                65,788           (43,976)        704,382        714,269         (9,887)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------------
   Portfolio Partners, Inc. (PPI):
   PPI MFS Emerging Equities Portfolio:                88,752          (435,112)     11,342,689     10,460,671        882,018
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------------
   PPI MFS Research Growth Portfolio:                   4,104          (238,253)      4,855,332      4,530,115        325,217
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------------
   PPI MFS Value Equity Portfolio:                      7,644           (70,872)      4,030,146      3,786,613        243,533
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------------------------------------------
   PPI Scudder International Growth Portfolio:          4,297           (11,632)     40,667,463     40,626,409         41,054
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------------
   PPI T. Rowe Price Growth Equity Portfolio:         140,691          (356,611)      3,159,498      2,822,708        336,790
   Annuity contracts in accumulation
   Total Variable Annuity Account I               $36,268,129     ($ 10,257,915)   $438,314,806   $412,797,023    $25,517,783
==============================================================================================================================

 (1) Effective May 1, 1998, Aetna Ascent Variable Portfolio's name changed to Aetna Ascent VP.
 (2) Effective May 1, 1998, Aetna Investment Advisors Fund's name changed to Aetna Balanced VP.
 (3) Effective May 1, 1998, Aetna Income Shares' name changed to Aetna Bond Fund VP.
 (4) Effective May 1, 1998, Aetna Crossroads Variable Portfolio's name changed to Aetna Crossroads VP.
 (5) Effective May 1, 1998, Aetna Variable Fund's name changed to Aetna Growth and Income VP.
 (6) Effective May 1, 1998, Aetna Variable Growth Portfolio's name changed to Aetna Growth VP.
 (7) Effective May 1, 1998, Aetna Variable Index Plus Portfolio's name changed to Aetna Index Plus Large Cap VP.
 (8) Effective May 1, 1998, Aetna International Portfolio's name changed to Aetna International VP.
 (9) Effective May 1, 1998, Aetna Legacy Variable Portfolio's name changed to Aetna Legacy VP.
(10) Effective May 1, 1998, Aetna Variable Encore Fund's name changed to Aetna Money Market VP.
(11) Effective May 1, 1998, Aetna Real Estate Securities Portfolio's name changed to Aetna Real Estate Securities VP.
(12) Effective May 1, 1998, Aetna Variable Small Company Portfolio's name changed to Aetna Small Company VP.
(13) Effective May 1, 1998, Aetna Variable Capital Appreciation Portfolio's name changed to Aetna Value Opportunity VP.

-------------------------------------------------------------------------------------------------------------
          Net Unrealized                                        Net
            Gain (Loss)                    Net          Increase (Decrease)                Net Assets
            -----------                 Change in          In Net Assets                   ----------
   Beginning             End            Unrealized           from Unit           Beginning            End
    of Year            of Year         Gain (Loss)         Transactions           of Year           of Year
-------------------------------------------------------------------------------------------------------------

  $   685,946       $  1,091,568       $   405,622         $  1,263,440
                                                                               $  6,554,615      $ 10,675,204
-------------------------------------------------------------------------------------------------------------
      746,135          3,925,885         3,179,750            8,908,355
                                                                                  7,726,386        20,730,112
-------------------------------------------------------------------------------------------------------------
       32,134            (11,388)          (43,522)           2,430,909
                                                                                  2,000,867         4,655,365
-------------------------------------------------------------------------------------------------------------
    1,026,518          3,305,620         2,279,102            4,104,069
                                                                                 10,077,645        18,191,718
                                                                                          0            37,117
-------------------------------------------------------------------------------------------------------------
    4,733,621          9,935,954         5,202,333           12,501,656
                                                                                 44,728,546        70,349,793
-------------------------------------------------------------------------------------------------------------
     (302,429)          (506,254)         (203,825)            (312,229)
                                                                                  1,230,059           627,133
-------------------------------------------------------------------------------------------------------------
       11,212           (281,919)         (293,131)            (322,903)
                                                                                  1,435,334           869,806
-------------------------------------------------------------------------------------------------------------
      595,567          1,378,265           782,698            8,404,056
                                                                                  6,818,458        16,393,724
-------------------------------------------------------------------------------------------------------------
        4,445             38,917            34,472              190,257
                                                                                    533,867           765,918
-------------------------------------------------------------------------------------------------------------
      (12,997)           285,448           298,445            2,135,488
                                                                                    801,718         3,393,073
-------------------------------------------------------------------------------------------------------------
        6,826             72,806            65,980              902,520
                                                                                  1,010,341         2,064,889
-------------------------------------------------------------------------------------------------------------
      136,910           (183,690)         (320,600)           7,350,914
                                                                                  4,529,430        11,506,303
-------------------------------------------------------------------------------------------------------------
       (6,794)               519             7,313            3,041,102
                                                                                  1,385,569         4,445,909
-------------------------------------------------------------------------------------------------------------
     (271,841)         6,507,986         6,779,827            4,339,155
                                                                                 25,276,316        36,930,956
-------------------------------------------------------------------------------------------------------------
     (235,756)         2,930,826         3,166,582            2,849,219
                                                                                 14,192,990        20,299,859
-------------------------------------------------------------------------------------------------------------
       24,196            557,253           533,057            2,972,891
                                                                                  2,195,611         5,846,092
                                                                                          0            35,772
-------------------------------------------------------------------------------------------------------------
         (460)            50,071            50,531            1,154,164
                                                                                     25,466         1,263,880
-------------------------------------------------------------------------------------------------------------
      432,009          6,151,086         5,719,077            1,997,336
                                                                                 21,757,475        29,594,758
-------------------------------------------------------------------------------------------------------------
  $62,528,168       $129,005,870       $66,477,702         $212,836,410        $560,662,388      $891,504,497
=============================================================================================================

Variable Annuity Account I

5. Supplemental Information to Statements of Operations and Changes in Net Assets (continued):

-------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1997
                                                                     Valuation      Proceeds      Cost of         Net
                                                                      Period          from      Investments    Realized
                                                      Dividends     Deductions       Sales          Sold      Gain (Loss)
-------------------------------------------------------------------------------------------------------------------------
   Aetna Variable Fund:                              $2,917,442     ($ 125,993)   $   772,972   $   648,307   $  124,665
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Aetna Income Shares:                                 151,053        (26,889)       754,709       750,000        4,709
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Aetna Variable Encore Fund:                          322,525       (170,170)    19,808,667    19,627,696      180,971
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Aetna Investment Advisers Fund, Inc.:                443,088        (36,303)       411,120       371,132       39,988
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Aetna Ascent Variable Portfolio:                      66,289         (9,238)     1,580,817     1,443,402      137,415
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Aetna Crossroads Variable Portfolio:                  26,978         (2,883)         5,444         4,842          602
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Aetna Legacy Variable Portfolio:                      45,122         (6,136)       199,255       188,641       10,614
   Annuity contracts in accumulation
   Annuity contracts in payment period
-------------------------------------------------------------------------------------------------------------------------
   Aetna Variable Portfolios, Inc.:
   Aetna Variable Capital Appreciation Portfolio:       141,848         (2,366)       140,737       134,978        5,759
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Aetna Variable Growth Portfolio:                     242,318         (2,483)       311,238       305,917        5,321
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Aetna Variable Index Plus Portfolio:                 156,860        (28,110)     1,772,894     1,552,332      220,562
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Aetna Variable Small Company Portfolio:              155,307         (7,993)       104,643        86,811       17,832
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Alger American Funds:
   Balanced Portfolio:                                   24,076        (13,590)       120,684        99,159       21,525
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Growth Portfolio: (1)                                 89,153       (132,536)    15,600,119    13,181,627    2,418,492
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Income and Growth Portfolio:                          65,111        (31,295)     1,374,610     1,109,169      265,441
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Leveraged AllCap Portfolio:                                0        (36,689)     1,293,544     1,102,668      190,876
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   MidCap Portfolio: (1)                                 80,363        (75,046)     9,541,316     8,551,109      990,207
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   Small Capitalization Portfolio: (2)                  338,930       (118,559)    12,725,130    12,057,293      667,837
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------
   American Century Investments:
-------------------------------------------------------------------------------------------------------------------------
   Balanced Fund:                                        29,309         (8,128)       203,349       186,540       16,809
   Annuity contracts in accumulation
-------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
           Net Unrealized
            Gain (Loss)                    Net         Increase (Decrease)               Net Assets
            -----------                 Change in         In Net Assets                  ----------
    Beginning             End           Unrealized          from Unit          Beginning           End
     of Year            of Year        Gain (Loss)        Transactions          of Year          of Year
---------------------------------------------------------------------------------------------------------
     ($143,001)       ($1,131,268)      ($988,267)          $9,726,519
                                                                              $3,829,309      $15,483,675
---------------------------------------------------------------------------------------------------------
       (21,783)           (10,865)         10,918            1,877,585
                                                                               1,003,244        3,020,620
---------------------------------------------------------------------------------------------------------
        61,606            203,382         141,776            6,513,403
                                                                               8,379,376       15,367,881
---------------------------------------------------------------------------------------------------------
        15,913             93,604          77,691            3,246,840
                                                                                 702,615        4,473,919
---------------------------------------------------------------------------------------------------------
        56,427            (42,941)        (99,368)            (175,693)
                                                                               1,165,108        1,084,513
---------------------------------------------------------------------------------------------------------
          (282)             3,424           3,706              309,890
                                                                                  76,740          415,033
---------------------------------------------------------------------------------------------------------
        (3,582)             4,308           7,890              669,065
                                                                                 100,364          793,678
                                                                                       0           33,241
---------------------------------------------------------------------------------------------------------
             0           (130,696)       (130,696)             876,941
                                                                                       0          891,486
---------------------------------------------------------------------------------------------------------
             0           (264,795)       (264,795)             925,422
                                                                                       0          905,783
---------------------------------------------------------------------------------------------------------
          (786)           106,638         107,424            3,426,210
                                                                                  32,321        3,915,267
---------------------------------------------------------------------------------------------------------
             0           (169,978)       (169,978)           2,580,005
                                                                                       0        2,575,173
---------------------------------------------------------------------------------------------------------
        19,051            125,129         106,078              755,128
                                                                                 507,815        1,401,032
---------------------------------------------------------------------------------------------------------
       331,002                  0        (331,002)          (8,508,847)
                                                                               6,464,740                0
---------------------------------------------------------------------------------------------------------
        43,184            245,881         202,697            2,618,690
                                                                                 647,270        3,767,914
---------------------------------------------------------------------------------------------------------
        53,728            265,618         211,890              540,838
                                                                               2,012,567        2,919,482
---------------------------------------------------------------------------------------------------------
       172,467                  0        (172,467)          (4,925,256)
                                                                               4,102,199                0
---------------------------------------------------------------------------------------------------------
       (40,650)                 0          40,650           (7,934,029)
                                                                               7,005,171                0
---------------------------------------------------------------------------------------------------------
        10,011             44,098          34,087              211,174
                                                                                 373,473          656,724
---------------------------------------------------------------------------------------------------------

Variable Annuity Account I

5. Supplemental Information to Statements of Operations and Changes in Net Assets (continued):

---------------------------------------------------------------------------------------------------------
Year Ended December 31, 1997
                                                                                Valuation
                                                                                  Period
                                                                Dividends       Deductions
---------------------------------------------------------------------------------------------------------
   Capital Appreciation Fund: (3)                              $    13,359        ($10,581)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   International Fund:                                              43,440         (24,794)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Calvert Social Balanced Portfolio:                                    0              (2)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Fidelity Investments Variable Insurance Products Fund:
   Equity-Income Portfolio:                                      1,381,407        (329,134)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Growth Portfolio:                                               387,748        (199,645)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   High Income Portfolio:                                          258,910         (88,291)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Overseas Portfolio:                                             123,104         (32,314)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Fidelity Investments Variable Insurance Products Fund II:
   Asset Manager Portfolio:                                        167,003         (32,759)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Contrafund Portfolio:                                           273,634        (226,793)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Index 500 Portfolio:                                            198,117        (197,448)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Investment Grade Bond Portfolio:                                 34,282         (13,109)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Insurance Management Series:
   American Leaders Fund II:                                     2,021,951      (1,254,649)
   Annuity contracts in accumulation
   Annuity contracts in payment period
---------------------------------------------------------------------------------------------------------
   Equity Income Fund II:                                           42,089         (75,051)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Growth Strategies Fund II:                                       83,791        (249,588)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   High Income Bond Fund II:                                     1,053,521        (275,549)
   Annuity contracts in accumulation
   Annuity contracts in payment period
---------------------------------------------------------------------------------------------------------
   International Equity Fund II:                                    15,632        (226,665)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Prime Money Fund II:                                            210,825         (62,256)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Year Ended December 31, 1997
                                                                 Proceeds      Cost of         Net
                                                                   from      Investments    Realized
                                                                  Sales          Sold      Gain (Loss)
---------------------------------------------------------------------------------------------------------
   Capital Appreciation Fund: (3)                              $1,483,901    $1,555,024      ($71,123)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   International Fund:                                            793,249       675,144       118,105
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Calvert Social Balanced Portfolio:                               6,738         7,426          (688)
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Fidelity Investments Variable Insurance Products Fund:
   Equity-Income Portfolio:                                     1,006,879       870,117       136,762
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Growth Portfolio:                                            1,523,787     1,391,777       132,010
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   High Income Portfolio:                                       1,389,256     1,263,386       125,870
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Overseas Portfolio:                                            372,931       345,379        27,552
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Fidelity Investments Variable Insurance Products Fund II:
   Asset Manager Portfolio:                                        95,686        90,640         5,046
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Contrafund Portfolio:                                          624,535       485,003       139,532
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Index 500 Portfolio:                                         2,562,053     1,860,408       701,645
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Investment Grade Bond Portfolio:                               292,775       284,565         8,210
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Insurance Management Series:
   American Leaders Fund II:                                    3,672,802     2,283,020     1,389,782
   Annuity contracts in accumulation
   Annuity contracts in payment period
---------------------------------------------------------------------------------------------------------
   Equity Income Fund II:                                         125,938       117,498         8,440
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Growth Strategies Fund II:                                     644,437       464,629       179,808
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   High Income Bond Fund II:                                    1,329,211     1,199,797       129,414
   Annuity contracts in accumulation
   Annuity contracts in payment period
---------------------------------------------------------------------------------------------------------
   International Equity Fund II:                                  792,013       683,940       108,073
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------
   Prime Money Fund II:                                         5,616,613     5,616,577            36
   Annuity contracts in accumulation
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
         Net Unrealized                                    Net
          Gain (Loss)                  Net         Increase (Decrease)               Net Assets
          -----------               Change in         In Net Assets                  ----------
   Beginning           End          Unrealized          from Unit          Beginning           End
    of Year          of Year       Gain (Loss)        Transactions          of Year          of Year
---------------------------------------------------------------------------------------------------------
     ($11,204)              $0         $11,204          ($403,000)
                                                                             $460,141               $0
---------------------------------------------------------------------------------------------------------
       47,176          108,904          61,728          1,023,868
                                                                              825,259        2,047,606
---------------------------------------------------------------------------------------------------------
            0           (5,832)         (5,832)            39,022
                                                                                    0           32,500
---------------------------------------------------------------------------------------------------------
      763,902        4,573,383       3,809,481         17,482,048
                                                                           11,855,352       34,335,916
---------------------------------------------------------------------------------------------------------
      339,925        2,613,104       2,273,179          6,518,902
                                                                            9,527,933       18,640,127
---------------------------------------------------------------------------------------------------------
       99,376          678,175         578,799          7,802,056
                                                                            2,737,458       11,414,802
---------------------------------------------------------------------------------------------------------
       66,703           83,223          16,520          1,531,886
                                                                            1,321,928        2,988,676
---------------------------------------------------------------------------------------------------------
       56,785          247,841         191,056          2,241,299
                                                                            1,216,766        3,788,411
---------------------------------------------------------------------------------------------------------
      438,859        3,303,522       2,864,663         15,304,885
                                                                            6,541,331       24,897,252
---------------------------------------------------------------------------------------------------------
      375,527        2,903,863       2,528,336         14,780,907
                                                                            4,888,997       22,900,554
---------------------------------------------------------------------------------------------------------
       10,325           63,100          52,775            910,396
                                                                              448,634        1,441,187
---------------------------------------------------------------------------------------------------------
    7,073,040       27,572,894      20,499,854         33,372,942
                                                                           58,037,362      114,050,410
                                                                                    0           16,832
---------------------------------------------------------------------------------------------------------
            0          716,240         716,240         12,250,666
                                                                                    0       12,942,385
---------------------------------------------------------------------------------------------------------
      890,268        4,379,010       3,488,742         11,282,487
                                                                            9,800,678       24,585,918
---------------------------------------------------------------------------------------------------------
      442,872        1,855,372       1,412,500         12,049,585
                                                                           11,591,426       25,944,158
                                                                                    0           16,739
---------------------------------------------------------------------------------------------------------
      599,852        1,842,212       1,242,360          7,630,546
                                                                           11,335,329       20,105,275
---------------------------------------------------------------------------------------------------------
            0                0               0            102,916
                                                                            3,507,665        3,759,186
---------------------------------------------------------------------------------------------------------

Variable Annuity Account I

5. Supplemental Information to Statements of Operations and Changes in Net Assets (continued):

------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1997
                                                               Valuation       Proceeds        Cost of           Net
                                                                Period           from        Investments      Realized
                                                Dividends     Deductions        Sales            Sold        Gain (Loss)
------------------------------------------------------------------------------------------------------------------------

   U.S. Government Securities Fund II:          $136,009        ($57,878)       $815,197        $816,209        ($1,012)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Utility Fund II:                              698,490        (236,725)      1,251,178       1,013,333        237,845
   Annuity contracts in accumulation
   Annuity contracts in payment period
------------------------------------------------------------------------------------------------------------------------
   Janus Aspen Series:
   Aggressive Growth Portfolio:                        0         (64,625)      1,801,019       1,701,173         99,846
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Balanced Portfolio:                           181,361         (69,510)        417,457         346,860         70,597
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Flexible Income Portfolio:                     87,894         (14,471)        333,439         322,660         10,779
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Growth Portfolio:                             219,777         (99,435)        947,759         774,701        173,058
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Short-Term Bond Portfolio: (4)                 10,649          (6,397)      1,087,777       1,072,304         15,473
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Worldwide Growth Portfolio:                   522,386        (448,359)      2,135,232       1,701,774        433,458
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Lexington Emerging Markets Fund:                1,295         (21,167)      1,232,664       1,305,131        (72,467)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Lexington Natural Resources Trust Fund:        41,210         (18,555)      1,350,194       1,215,906        134,288
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   MFS Funds:
   Emerging Growth Series: (2)                         0        (116,977)     15,517,072      13,662,725      1,854,347
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Research Series: (3)                                0        (100,752)     13,471,461      12,125,968      1,345,493
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Total Return Series:                                0         (54,566)        831,314         702,549        128,765
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Value Series: (5)                                   0          (5,724)      1,671,063       1,502,195        168,868
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   World Government Series:                       15,615          (8,914)        711,009         723,530        (12,521)
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Oppenheimer Funds:
   Capital Appreciation Fund:                          0          (2,638)         62,476          58,435          4,041
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Global Securities Fund:                             0          (3,510)         38,265          35,536          2,729
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------
   Growth and Income Fund:                        12,626         (13,385)        107,192          95,273         11,919
   Annuity contracts in accumulation
------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
        Net Unrealized                                  Net
         Gain (Loss)                 Net         Increase (Decrease)              Net Assets
         -----------              Change in         In Net Assets                 ----------
  Beginning          End          Unrealized          from Unit          Beginning          End
   of Year         of Year       Gain (Loss)        Transactions          of Year         of Year
---------------------------------------------------------------------------------------------------
      ($201)       $224,916        $225,117           $2,886,389
                                                                         $2,456,452      $5,645,077
---------------------------------------------------------------------------------------------------
  1,106,478       4,421,460       3,314,982            3,773,450
                                                                         13,335,221      21,104,322
                                                                                  0          18,941
---------------------------------------------------------------------------------------------------
     17,905         685,946         668,041            3,097,139
                                                                          2,754,214       6,554,615
---------------------------------------------------------------------------------------------------
     46,718         746,135         699,417            4,857,371
                                                                          1,987,150       7,726,386
---------------------------------------------------------------------------------------------------
      5,974          32,134          26,160            1,497,111
                                                                            393,394       2,000,867
---------------------------------------------------------------------------------------------------
     90,906       1,026,518         935,612            5,734,794
                                                                          3,113,839      10,077,645
---------------------------------------------------------------------------------------------------
     (1,799)              0           1,799             (335,569)
                                                                            314,045               0
---------------------------------------------------------------------------------------------------
    658,071       4,733,621       4,075,550           26,343,094
                                                                         13,802,417      44,728,546
---------------------------------------------------------------------------------------------------
     (4,649)       (302,429)       (297,780)             854,308
                                                                            765,870       1,230,059
---------------------------------------------------------------------------------------------------
     98,720          11,212         (87,508)              36,049
                                                                          1,329,850       1,435,334
---------------------------------------------------------------------------------------------------
     13,628               0         (13,628)          (5,940,064)
                                                                          4,216,322               0
---------------------------------------------------------------------------------------------------
     66,161               0         (66,161)          (3,668,017)
                                                                          2,489,437               0
---------------------------------------------------------------------------------------------------
     22,362         595,567         573,205            4,989,205
                                                                          1,181,849       6,818,458
---------------------------------------------------------------------------------------------------
        156               0            (156)            (207,849)
                                                                             44,861               0
---------------------------------------------------------------------------------------------------
      3,877           4,445             568              324,691
                                                                            214,428         533,867
---------------------------------------------------------------------------------------------------
          0         (12,997)        (12,997)             813,312
                                                                                  0         801,718
---------------------------------------------------------------------------------------------------
          0           6,826           6,826            1,004,296
                                                                                  0       1,010,341
---------------------------------------------------------------------------------------------------
          0         136,910         136,910            4,381,360
                                                                                  0       4,529,430
---------------------------------------------------------------------------------------------------

Variable Annuity Account I

5. Supplemental Information to Statements of Operations and Changes in Net Assets (continued):

--------------------------------------------------------------------------------
Year Ended December 31, 1997
                                                                     Valuation
                                                                      Period
                                                    Dividends       Deductions
--------------------------------------------------------------------------------
   Strategic Bond Fund:                               $37,598          ($5,530)
   Annuity contracts in accumulation
--------------------------------------------------------------------------------
   Portfolio Partners, Inc.:
   PPI MFS Emerging Equities Portfolio:                     0          (33,567)
   Annuity contracts in accumulation
--------------------------------------------------------------------------------
   PPI MFS Research Growth Portfolio:                       0          (18,615)
   Annuity contracts in accumulation
--------------------------------------------------------------------------------
   PPI MFS Value Equity Portfolio:                          0           (2,523)
   Annuity contracts in accumulation
--------------------------------------------------------------------------------
   PPI Scudder International Growth Portfolio:              0                 (5)
   Annuity contracts in accumulation
--------------------------------------------------------------------------------
   PPI T. Rowe Price Growth Equity Portfolio:               0          (28,585)
   Annuity contracts in accumulation
   Total Variable Annuity Account I               $13,569,495      ($5,565,448)
================================================================================

----------------------------------------------------------------------------------------------
Year Ended December 31, 1997
                                                     Proceeds        Cost of           Net
                                                       from        Investments       Realized
                                                      Sales            Sold        Gain (Loss)
----------------------------------------------------------------------------------------------
   Strategic Bond Fund:                                $50,466         $49,763            $703
   Annuity contracts in accumulation
----------------------------------------------------------------------------------------------
   Portfolio Partners, Inc.:
   PPI MFS Emerging Equities Portfolio:             14,301,627      14,309,825          (8,198)
   Annuity contracts in accumulation
----------------------------------------------------------------------------------------------
   PPI MFS Research Growth Portfolio:               13,341,021      13,351,443         (10,422)
   Annuity contracts in accumulation
----------------------------------------------------------------------------------------------
   PPI MFS Value Equity Portfolio:                   1,560,760       1,560,280             480
   Annuity contracts in accumulation
----------------------------------------------------------------------------------------------
   PPI Scudder International Growth Portfolio:               4               4               0
   Annuity contracts in accumulation
----------------------------------------------------------------------------------------------
   PPI T. Rowe Price Growth Equity Portfolio:        7,986,723       7,987,053            (330)
   Annuity contracts in accumulation
   Total Variable Annuity Account I               $170,076,421    $157,030,583     $13,045,838
==============================================================================================

(1) Effective November 28, 1997, assets from these funds were transferred to the PPI T. Rowe Price Growth Equity Portfolio.

(2) Effective November 28, 1997, assets from these funds were transferred to the PPI MFS Emerging Equities Portfolio.

(3) Effective November 28, 1997, assets from these funds were transferred to the PPI MFS Research Growth Portfolio.

(4) Effective November 28, 1997, assets from these funds were transferred to the Aetna Variable Encore Fund.

(5) Effective November 28, 1997, assets from these funds were transferred to the PPI MFS Value Equity Portfolio.

-----------------------------------------------------------------------------------------------------------
         Net Unrealized                                       Net
           Gain (Loss)                   Net          Increase (Decrease)                Net Assets
           -----------                Change in          In Net Assets                   ----------
   Beginning           End            Unrealized           from Unit           Beginning            End
    of Year          of Year         Gain (Loss)         Transactions           of Year           of Year
-----------------------------------------------------------------------------------------------------------
          $0           ($6,794)          ($6,794)          $1,359,592
                                                                                       $0        $1,385,569
-----------------------------------------------------------------------------------------------------------
           0          (271,841)         (271,841)          25,589,922
                                                                                        0        25,276,316
-----------------------------------------------------------------------------------------------------------
           0          (235,756)         (235,756)          14,457,783
                                                                                        0        14,192,990
-----------------------------------------------------------------------------------------------------------
           0            24,196            24,196            2,173,458
                                                                                        0         2,195,611
-----------------------------------------------------------------------------------------------------------
           0              (460)             (460)              25,931
                                                                                        0            25,466
-----------------------------------------------------------------------------------------------------------
           0           432,009           432,009           21,354,381
                                                                                        0        21,757,475
-----------------------------------------------------------------------------------------------------------
 $13,871,018        $62,528,168       $48,657,150        $272,057,433        $218,897,920      $560,662,388
===========================================================================================================

                         Independent Auditors' Report



The Board of Directors of Aetna Life Insurance and Annuity Company and Contract
 Owners of Variable Annuity Account I:




We have audited the accompanying statement of assets and liabilities of Aetna Life Insurance and Annuity Company Variable Annuity Account I (the "Account") as of December 31, 1998, and the related statements of operations and changes in net assets for each of the years in the two-year period then ended and condensed financial information for the year ended December 31, 1998. These financial statements and condensed financial information are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and condensed financial information based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and condensed financial information are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and condensed financial information. Our procedures included confirmation of securities owned as of December 31, 1998, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements and condensed financial information referred to above present fairly, in all material respects, the financial position of Aetna Life Insurance and Annuity Company Variable Annuity Account I as of December 31, 1998, the results of its operations and changes in its net assets for each of the years in the two-year period then ended and condensed financial information for the year ended December 31, 1998, in conformity with generally accepted accounting principles.



                                      /s/ KPMG LLP


Hartford, Connecticut
February 26, 1999

                       AETNA INSURANCE COMPANY OF AMERICA


                          Index to Financial Statements
                   ------------------------------------------


                                                                      Page
                                                                      ----
Independent Auditors' Report                                          F-2

Financial Statements:

   Statements of Income for the Years Ended
     December 31, 1998, 1997 and 1996                                 F-3

   Balance Sheets as of December 31, 1998 and 1997                    F-4

   Statements of Changes in Shareholder's Equity
     For the Years Ended December 31, 1998, 1997 and 1996             F-5

   Statements of Cash Flows for the Years
     Ended December 31, 1998, 1997 and 1996                           F-6

   Notes to Financial Statements                                      F-7

                         Independent Auditors' Report


The Shareholder and Board of Directors
Aetna Insurance Company of America:

We have audited the accompanying balance sheets of Aetna Insurance Company of America as of December 31, 1998 and 1997, and the related statements of income, changes in shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aetna Insurance Company of America at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 1997, the Company changed its method for accounting for guaranty-fund and other insurance related assessments.


                                      /s/ KPMG LLP


Hartford, Connecticut
March 24, 1999

                       AETNA INSURANCE COMPANY OF AMERICA
    (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                              Statements of Income
                                   (Millions)


                                                              Years Ended December 31,
                                                        ----------------------------------
                                                          1998          1997         1996
                                                        --------      -------      -------
Revenue:
 Charges assessed against policyholders                 $   11.5      $   6.1      $   1.3
 Net investment income                                      10.4          7.1          1.5
 Net realized capital gains (losses)                        (0.2)         0.1           --
 Other income                                                0.6          0.2          0.1
                                                        --------      -------      -------
  Total revenue                                             22.3         13.5          2.9

Benefits and expenses:
 Current and future benefits                                 9.0          6.5          1.7
 Operating expenses                                          6.2          3.7          2.4
 Amortization of deferred policy acquisition costs           3.9          0.8          0.2
                                                        --------      -------      -------
  Total benefits and expenses                               19.1         11.0          4.3

Income (loss) before income taxes (benefits)
  and cumulative effect adjustment                           3.2          2.5         (1.4)
Income taxes (benefits)                                      0.6          0.8         (0.7)
                                                        --------      -------      -------
Income (loss) before cumulative effect
  adjustments                                                2.6          1.7         (0.7)
Cumulative effect adjustment, net of tax                      --          0.5           --
                                                        --------      -------      -------
Net income (loss)                                       $    2.6      $   1.2     $   (0.7)
                                                        ========      =======     ========

See Notes to Financial Statements.

                       AETNA INSURANCE COMPANY OF AMERICA
     (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                                 Balance Sheets
                          (Millions, except share data)


                                                                        December 31,        December 31,
                                                                            1998                1997
                                                                     -----------------   -----------------
                               Assets
Investments:
 Debt securities, available for sale, at fair value
  (amortized cost: $138.2 and $135.8)                                  $     142.3          $    137.9
 Equity securities, available for sale
  Nonredeemable preferred stock (amortized cost: $3.1)                         3.0                  --
Cash and cash equivalents                                                     16.5                12.5
Deferred policy acquisition costs                                             59.9                45.4
Accrued investment income                                                      2.1                 2.0
Premiums due and other receivables                                            13.3                 1.6
Deferred tax asset                                                              --                 2.1
Income taxes receivable                                                         --                 1.4
Other assets                                                                   0.4                 2.5
Separate Accounts assets                                                   1,008.0               676.7
                                                                       -----------          ----------
    Total assets                                                       $   1,245.5          $    882.1
                                                                       ===========          ==========
                     Liabilities and Shareholder's Equity
Liabilities:
 Policyholders' funds left with the Company                            $     153.2          $    145.6
 Other liabilities                                                            13.3                 6.8
 Due to parent and affiliates                                                  0.9                 0.8
 Income taxes
  Current                                                                      0.1                  --
  Deferred                                                                     0.7                  --
 Separate Accounts liabilities                                             1,006.5               676.7
                                                                       -----------          ----------
     Total liabilities                                                     1,174.7               829.9
                                                                       -----------          ----------
Shareholder's equity:
 Common capital stock, par value $2,000 (1,275 shares authorized,
  issued and outstanding)                                                      2.5                 2.5
 Paid-in capital                                                              62.5                47.5
 Accumulated other comprehensive income                                        1.2                 0.2
 Retained earnings                                                             4.6                 2.0
                                                                       -----------          ----------
     Total shareholder's equity                                               70.8                52.2
                                                                       -----------          ----------
    Total liabilities and shareholder's equity                         $   1,245.5          $    882.1
                                                                       ===========          ==========

See Notes to Financial Statements.

                       AETNA INSURANCE COMPANY OF AMERICA
    (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                 Statements of Changes in Shareholder's Equity
                                   (Millions)


                                                               Years Ended December 31,
                                                   ------------------------------------------------
                                                        1998             1997             1996
                                                   --------------   --------------   --------------
Shareholder's equity, beginning of year            $      52.2      $      31.3      $      12.1

Comprehensive income:
 Net income (loss)                                         2.6              1.2             (0.7)
 Other comprehensive income (loss), net of tax
  Unrealized gains (losses), on securities
   ($1.5 million, $0.0 million and $(0.1)
   million, pretax)                                        1.0               --             (0.1)
                                                   -----------      -----------      -----------
    Total comprehensive income (loss)                      3.6              1.2             (0.8)
                                                   -----------      -----------      -----------

Capital contributions                                     15.0             20.0             20.0

Other changes                                               --             (0.3)              --
                                                   -----------      -----------      -----------

 Shareholder's equity, end of year                  $      70.8      $      52.2      $      31.3
                                                    ===========      ===========      ===========

See Notes to Financial Statements.

                       AETNA INSURANCE COMPANY OF AMERICA
    (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                            Statements of Cash Flows
                                   (Millions)

                                                                        Years Ended December 31,
                                                                  -------------------------------------
                                                                     1998         1997          1996
                                                                  ----------   ----------   -----------
Cash Flows from Operating Activities:
Net income (loss)                                                  $   2.6      $    1.2     $   (0.7)
Adjustments to reconcile net income (loss) to net cash
 used for operating activities:
  Net amortization of discount on debt securities                     (0.1)         (0.4)        (0.1)
                                                                   -------      --------     --------
   Cash flows provided by (used for) operating activities
    and net realized capital (gains) losses before changes
    in assets and liabilities                                          2.5           0.8         (0.8)
  Net realized capital (gains) losses                                  0.2          (0.1)          --
                                                                   -------      --------     --------
   Cash flows provided by (used for) operating activities
    before changes in assets and liabilities                           2.7           0.7         (0.8)
     Changes in assets and liabilities:
      Increase in accrued investment income                           (0.1)         (1.7)        (0.2)
      Increase in deferred policy acquisition costs                  (14.5)        (24.3)       (19.0)
      Net change in amounts due to/from parent and affiliates          0.9           0.5          0.2
      Net (decrease) increase in other assets and liabilities         (2.2)          0.9           --
      Net change in income taxes                                       2.4          (1.4)        (2.7)
                                                                   -------      --------     --------
       Net cash used for operating activities                        (10.8)        (25.3)       (22.5)
                                                                   -------      --------     --------
Cash Flows from Investing Activities:
 Proceeds from sales of:
  Debt securities available for sale                                  27.8          16.6          2.5
 Investment maturities and repayments of:
  Debt securites available for sale                                    3.4           3.2           --
  Short-term investments                                                --           1.0           --
 Cost of investment purchases in:
  Debt securities available for sale                                 (36.8)       (132.8)       (16.7)
  Short-term investments                                                --          (1.0)          --
                                                                   -------      --------     --------
       Net cash used for investing activities                         (5.6)       (113.0)       (14.2)
                                                                   -------      --------     --------
Cash Flows from Financing Activities:
 Deposits and interest credited for investment contracts              19.7          84.7         65.0
 Withdrawals of investment contracts                                 (14.3)         (5.7)        (0.4)
 Capital contributions                                                15.0          20.0         20.0
                                                                   -------      --------     --------
       Net cash provided by financing activities                      20.4          99.0         84.6
                                                                   -------      --------     --------
Net increase (decrease) in cash and cash equivalents                   4.0         (39.3)        47.8
Cash and cash equivalents, beginning of year                          12.5          51.8          4.0
                                                                   -------      --------     --------
Cash and cash equivalents, end of year                             $  16.5      $   12.5     $   51.8
                                                                   =======      ========     ========
Supplemental cash flow information:
 Income taxes (received) paid, net                                 $  (3.3)     $    1.5     $    1.9
                                                                   =======      ========     ========

See Notes to Financial Statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

   Aetna Insurance Company of America (the "Company") is a provider of financial services in the United States. The Company is a wholly owned subsidiary of Aetna Life Insurance and Annuity Company ("ALIAC"). ALIAC is a wholly owned subsidiary of Aetna Retirement Holdings, Inc. ("HOLDCO"). HOLDCO is a wholly owned subsidiary of Aetna Retirement Services, Inc., whose ultimate parent is Aetna Inc. ("Aetna").


   Basis of Presentation

   These financial statements have been prepared in conformity with generally accepted accounting principles. Certain reclassifications have been made to 1997 and 1996 financial information to conform to the 1998 presentation.


   New Accounting Standards


   Disclosures about Segments of an Enterprise and Related Information


   As of December 31, 1998, the Company adopted Financial Accounting Standard ("FAS") No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement establishes standards for the reporting of information relating to operating segments. This statement supersedes FAS No. 14, Financial Reporting for Segments of a Business Enterprise, which requires reporting segment information by industry and geographic area (industry approach). Under FAS No. 131, operating segments are defined as components of a company for which separate financial information is available and is used by management to allocate resources and assess performance (management approach). The adoption of this statement did not change the composition or the results of operations of the operating segment of the Company, which are consistent with the management approach.


   Accounting for the costs of Computer Software Developed and Obtained for Internal Use

   On January 1, 1998, the Company adopted Statement of Position ("SOP") 98-1, Accounting for the costs of Computer Software Developed or Obtained for Internal Use, issued by the American Institute of Certified Public Accountants ("AICPA"). This statement requires that certain costs incurred in developing internal-use computer software (in process at, and subsequent to the adoption date) be capitalized, and provides guidance for determining whether computer software is considered to be for internal use. The Company will amortize these costs over a period of 3 to 5 years. Previously, the Company expensed the cost of internal-use computer software as incurred. The Company did not receive any allocation of benefits due to the adoption of this statement.


   Accounting for Transfers and Servicing of Financial Assets and
   Extinguishments of Liabilities

   In June 1996, the Financial Accounting Standard Board ("FASB") issued No. 125 , Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that provides accounting and reporting standards for transfers of financial assets and extinguishments of liabilities. FAS No. 125 was effective for 1997 financial statements, however, certain provisions relating to accounting for repurchase agreements and securities lending are not effective until January 1, 1998. The adoption of those provisions effective in 1998 did not have a material effect on the Company's financial position or results of operations.


   Accounting by Insurance and Other Enterprises for Insurance-Related
   Assessments

   In 1997, the Company adopted the AICPA's SOP 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments, effective as of January 1, 1997. This statement required that the Company recognize a liability for guaranty-fund and other insurance related assessments when such assessments were probable and could not be reasonably estimated. A cumulative effect charge of $0.5 million, net of taxes of $0.3 million, related to the adoption of this statement is reflected in the 1997 Statements of Income. There was no after-tax charge to earnings for guaranty fund obligations for the year ended December 31, 1998.


   Future Application Accounting Standards


   Accounting for Derivative Instruments and Hedging Activities

   In June 1998, the Financial Accounting Standards Board issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This standard requires companies to record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. This standard is effective for the Company's financial statements beginning January 1, 2000, with early adoption permitted. The Company is currently evaluating the impact of adoption of this statement and the potential effect on its financial position and results of operations.


   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.


   Cash and Cash Equivalents

   Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of 90 days or less when purchased.

   Investments

   Debt and equity securities are classified as available for sale and carried at fair value. These securities are written down (as realized capital losses) for other than temporary declines in value. Unrealized capital gains and losses related to available for sale investments, other than amounts allocable to experience-rated contractholders, are reflected in shareholder's equity, net of related taxes.

   Fair values for debt and equity securities are based on quoted market prices or dealer quotations. Where quoted market prices or dealer quotations are not available, fair values are measured utilizing quoted market prices for similar securities or by using discounted cash flow methods. Cost for mortgage-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments.

   The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of a loaned domestic security and 105% of the market value of a loaned foreign security. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 1998 and 1997, the Company had no securities out on loan.

   Purchases and sales of debt and equity securities are recorded on the trade date.

   Short-term investments, consisting primarily of money market instruments and other debt issues purchased with a maturity of 91 days to one year, are considered available for sale and are carried at fair value, which approximates amortized cost.


   Deferred Policy Acquisition Costs

   Certain costs of acquiring insurance business are deferred. These costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain expenses of underwriting and issuing contracts and certain agency expenses. Such costs are amortized in proportion to estimated gross profits and adjusted to reflect actual gross profits and are amortized over a period of up to twenty years. Deferred policy acquisition costs are written off to the extent that it is determined that future policy premiums and investment income or gross profits are not adequate to cover related losses and expenses.


   Reserves

   Policyholders' funds left with the Company include reserves for deferred annuity investment contracts and immediate annuities without life contingent payouts. Reserves on such contracts are equal to cumulative deposits less charges and withdrawals plus credited interest thereon (rates range from 3.00% to 8.10% for all years presented), net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Reserves on contracts subject to experience rating reflect the rights of contractholders, plan participants and the Company. These reserves also include unrealized gains/losses related to FAS No. 115. Reserves on contracts subject to experience rating reflect the rights of contractholders, plan participants and the Company.


   Charges Assessed Against Policyholders and Other Income

   Charges assessed against policyholders' funds for surrender charges, actuarial margin and other fees are recorded as revenue when earned. Other amounts received for these contracts are reflected as deposits and are not recorded as revenue.


   Separate Accounts

   Assets held under variable annuity contracts are segregated in Separate Accounts and are invested, as designated by the contractholder (who bears the investment risk subject, in some cases, to minimum guarantee) in shares of mutual funds that are managed by Aeltus Investment Management, Inc. ("Aeltus") or other selected mutual funds not managed by Aeltus.

   As of December 31, 1998 Separate Accounts assets are carried at fair value. At December 31, 1998, unrealized gains of $1.0 million, after taxes, on assets supporting the guaranteed interest option are reflected in shareholder's equity. At December 31, 1997, Separate Accounts assets supporting the guaranteed interest option were carried at an amortized cost of $90.8 million (fair value $91.5 million). Separate Accounts liabilities are carried at fair value, except those relating to the guaranteed interest option. Reserves relating to the guaranteed interest option are maintained at fund value and reflect interest credited at rates ranging from 3.00% to 8.10% in 1998 and 4.10% to 8.00% in 1997.

   Separate Accounts assets and liabilities are shown as separate captions in the Balance Sheets. Deposits, investment income and net realized and unrealized capital gains and losses of the Separate Accounts are not reflected in the Financial Statements (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Statements of Cash Flows do not reflect investment activity of the Separate Accounts.


   Income Taxes

   The Company is included in the consolidated federal income tax return of Aetna. The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

2. Investments

   Debt securities available for sale as of December 31, were as follows:


                                                                    Gross          Gross
                                                   Amortized     Unrealized     Unrealized        Fair
1998 (Millions)                                       Cost          Gains         Losses          Value
--------------------------------------------------------------------------------------------------------
 U.S. government and government
  agencies and authorities                         $    22.6     $     0.7       $    --       $    23.3
--------------------------------------------------------------------------------------------------------
 U.S. corporate securities:
   Utilities                                             7.0           0.1            --             7.1
   Financial                                            37.9           1.2           0.1            39.0
   Transportation/capital goods                          8.6           0.3            --             8.9
   Health care/consumer products                        15.3           0.6            --            15.9
   Natural resources                                     8.6           0.3            --             8.9
   Other corporate securities                            0.7           0.2            --             0.9
--------------------------------------------------------------------------------------------------------
 Total U.S. corporate securities                        78.1           2.7           0.1            80.7
--------------------------------------------------------------------------------------------------------
 Foreign securities:
   Government                                            1.1            --            --             1.1
   Other                                                 8.0           0.2           0.3             7.9
--------------------------------------------------------------------------------------------------------
 Total foreign securities                                9.1           0.2           0.3             9.0
--------------------------------------------------------------------------------------------------------
 Residential mortgage-backed securities:
   Pass-throughs                                         0.7            --            --             0.7
   Collateralized mortgage obligations                   8.7           0.4            --             9.1
--------------------------------------------------------------------------------------------------------
 Total residential mortgage-backed securities            9.4           0.4            --             9.8
--------------------------------------------------------------------------------------------------------
 Commercial/multifamily mortgage-
  backed securities                                     10.3           0.3            --            10.6
--------------------------------------------------------------------------------------------------------
 Other asset-backed securities                           8.7           0.2            --             8.9
--------------------------------------------------------------------------------------------------------
 Total debt securities                             $   138.2     $     4.5       $   0.4       $   142.3
========================================================================================================

   Debt securities available for sale as of December 31, were as follows:


                                                                    Gross          Gross
                                                   Amortized     Unrealized     Unrealized        Fair
1997 (Millions)                                       Cost          Gains         Losses          Value
--------------------------------------------------------------------------------------------------------
 U.S. government and government
  agencies and authorities                         $    37.8     $     1.0       $    --       $    38.8
--------------------------------------------------------------------------------------------------------
 U.S. corporate securities:
   Financial                                            31.3           0.7            --            32.0
   Healthcare & consumer products                        6.5           0.2            --             6.7
   Media & broadcast                                     1.0           0.1            --             1.1
   Natural resources                                     5.1           0.1            --             5.2
   Transportation & capital goods                        5.3           0.1            --             5.4
   Utilities                                             6.0           0.1            --             6.1
   Other corporate securities                            0.8            --            --             0.8
--------------------------------------------------------------------------------------------------------
 Total U.S. corporate securities                        56.0           1.3            --            57.3
--------------------------------------------------------------------------------------------------------
 Foreign securities:
   Government                                            1.0            --           0.3             0.7
   Other                                                12.2           0.2           0.8            11.6
--------------------------------------------------------------------------------------------------------
 Total foreign securities                               13.2           0.2           1.1            12.3
--------------------------------------------------------------------------------------------------------
 Residential mortgage-backed securities:
   Pass-throughs                                         1.2            --            --             1.2
   Collateralized mortgage obligations                   8.6           0.4            --             9.0
--------------------------------------------------------------------------------------------------------
 Total residential mortgage-backed securities            9.8           0.4            --            10.2
--------------------------------------------------------------------------------------------------------
 Commercial/multifamily mortgage
  backed securities                                      8.6           0.2            --             8.8
--------------------------------------------------------------------------------------------------------
 Other asset-backed securities                          10.4           0.1            --            10.5
--------------------------------------------------------------------------------------------------------
 Total Debt Securities                             $   135.8     $     3.2       $   1.1       $   137.9
========================================================================================================

   At December 31, 1998 and 1997 net unrealized appreciation of $4.1 million and $2.1 million respectively, on available-for-sale debt securities included unrealized gains of $3.8 million and $1.8 million, respectively, related to experience-rated contracts, which were not reflected in shareholder's equity but in policyholders' funds left with the Company.

   The amortized cost and fair value of debt securities for the year ended December 31, 1998 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

                                               December 31, 1998
   -----------------------------------------------------------------
                                             Amortized       Fair
    (Millions)                                  Cost         Value
   -----------------------------------------------------------------
    Due to mature:
     One year or less                        $  12.0       $  12.0
     After one year through five years          53.2          54.4
     After five years through ten years         20.1          21.2
     After ten years                            24.5          25.4
     Mortgage-backed securities                 19.7          20.4
     Other asset-backed securities               8.7           8.9
   -----------------------------------------------------------------
     Total                                   $ 138.2       $ 142.3
   =================================================================

   At December 31, 1998 and 1997, debt securities carried at $5.4 million and $5.0 million, respectively, were on deposit as required by various state regulatory agencies.

   Investments in equity securities available for sale as of December 31, were as follows:

   (Millions)                     1998     1997
   --------------------------------------------
   Cost                         $  3.1      --
   Gross unrealized gains           --      --
   Gross unrealized losses        (0.1)     --
   --------------------------------------------
   Fair value                   $  3.0      --
  =============================================

   The Company does not have any investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 1998.

3. Financial Instruments

   Estimated Fair Value

   The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 1998 and 1997 were as follows:


                                                  1998                       1997
                                        ------------------------   ------------------------
                                         Carrying        Fair       Carrying        Fair
   (Millions)                              Value        Value         Value        Value
   ----------------------------------------------------------------------------------------
   Liabilities:
   Investment contract liabilities:
    With a fixed maturity              $    0.6      $    0.5     $    0.3      $    0.3
    Without a fixed maturity           $  152.6      $  143.8     $  145.3      $  134.8
   ----------------------------------------------------------------------------------------

   Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, such as estimates of timing and amount of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

   The following valuation methods and assumptions were used by the Company in estimating the fair value of the above financial instruments:

   Investment contract liabilities (included in policyholders' funds left with the Company):

   With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

   Without a fixed maturity: Fair value is estimated as the amount payable to the contractholder upon demand. However, the Company has the right under such contracts to delay payment of withdrawals which may ultimately result in paying an amount different than that determined to be payable.


   Off-Balance-Sheet and Other Financial Instruments

   The Company did not have transactions in off-balance-sheet instruments in 1998 or 1997.

4. Net Investment Income

   Sources of net investment income were as follows:


   (Millions)                             1998          1997          1996
   ------------------------------------------------------------------------
    Debt securities                    $    9.0      $    6.0      $    0.5
    Nonredeemable preferred stock           0.3            --            --
    Cash equivalents                        0.7           1.2           1.0
    Other                                   0.6            --            --
   ------------------------------------------------------------------------
    Gross investment income                10.6           7.2           1.5
    Less: investment expenses               0.2           0.1            --
   ------------------------------------------------------------------------
    Net investment income              $   10.4      $    7.1      $    1.5
   ========================================================================

   Net investment income includes amounts allocable to experience-rated contractholders of $8.9 million, $7.0 million and $0.9 million for the years ended December 31, 1998, 1997 and 1996, respectively. Interest credited to contractholders is included in current and future benefits.


5. Dividend Restrictions and Shareholder's Equity

   All dividends that may be paid to the shareholder in 1999 must have prior approval by the Insurance Commissioner of the State of Connecticut.

   The Insurance Department of the State of Connecticut (the "Department") recognizes as net income and shareholder's capital and surplus, those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from generally accepted accounting principles ("GAAP"). Statutory net income (loss) was $(5.2) million, $0.4 million and $(7.9) million for the years ended December 31, 1998, 1997 and 1996, respectively. Statutory capital and surplus was $53.4 million and $43.4 million as of December 31, 1998 and 1997, respectively. The Company has entered into support agreements with ALIAC under which ALIAC has agreed to cause the Company to have sufficient capital to meet a certain capital and surplus level. The Company received capital contributions relating to these agreements of $15.0 million and $20.0 million from ALIAC in 1998 and 1997, respectively.

   As of December 31, 1998, the Company does not utilize any statutory accounting practices which are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.


6. Capital Gains and Losses on Investment Operations

   Realized capital gains or losses are the difference between the carrying value and sale proceeds of specific investments sold.

   Net realized capital gains (losses) on debt securities, as reflected in the Statements of Income for the years ended December 31, 1998 and 1997, were $(0.2) million and $0.1 million, respectively. Net realized capital gains (losses) on debt securities for 1996 were immaterial.

   Net realized capital (losses) gains of $(0.2) million and $0.2 million allocable to experience-rated contracts, were deducted from net realized capital gains and an offsetting amount was reflected in policyholders' funds left with the Company in 1998 and 1997, respectively. Net unamortized gains were $0.2 million at December 31, 1997. The amounts in 1998 were immaterial. There were no such amounts for 1996.

   Proceeds from the sale of available-for-sale debt securities and the related gross gains and losses (excluding those related to experience rated contractholders in 1998 and 1997) were as follows:


   (Millions)                1998         1997         1996
   ---------------------------------------------------------
   Proceeds on sales      $  27.8      $  16.6       $ 2.5
   Gross gains                0.6          0.1          --
   Gross losses               0.8           --          --
   ---------------------------------------------------------

   Changes in shareholder's equity related to changes in accumulated other comprehensive income (unrealized capital gains and losses on securities), (excluding those related to experience-rated contractholders in 1998 and 1997), were as follows:


   (Millions)                                             1998      1997       1996
   ----------------------------------------------------------------------------------
   Debt securities                                     $  0.1      --        $ (0.1)
   Equity securities                                     (0.1)     --            --
   Other                                                  1.6                    --
   ----------------------------------------------------------------------------------
      Subtotal                                            1.6      --          (0.1)
   Increase in deferred income taxes (See Note 7)         0.6      --            --
   ----------------------------------------------------------------------------------
   Net change in accumulated other
    comprehensive income                               $  1.0      --        $ (0.1)
   ==================================================================================

   Net unrealized capital gains (losses) allocable to experience-rated contracts of $3.8 million and $1.8 million at December 31, 1998 and 1997, respectively, are reflected on the Balance Sheets in policyholders' funds left with the Company and are not included in shareholder's equity.

   Shareholder's equity included the following accumulated other comprehensive income, which is net of amounts allocable to experience rated contractholders in 1998 and 1997, at December 31:


   (Millions)                                               1998        1997         1996
   ---------------------------------------------------------------------------------------
   Debt securities:
    Gross unrealized gains                               $  0.3      $   0.2      $   0.2
    Gross unrealized losses                                  --           --           --
   ---------------------------------------------------------------------------------------
                                                            0.3          0.2          0.2
   ---------------------------------------------------------------------------------------
   Equity securities:
    Gross unrealized gains                                   --           --           --
    Gross unrealized losses                                (0.1)          --           --
   ---------------------------------------------------------------------------------------
                                                           (0.1)          --           --
   ---------------------------------------------------------------------------------------
   Other:
    Gross unrealized gains                                  1.9           --           --
    Gross unrealized losses                                (0.3)          --           --
   ---------------------------------------------------------------------------------------
                                                            1.6           --           --
   ---------------------------------------------------------------------------------------
   Less: deferred federal income taxes (see Note 7)         0.6           --           --
   ---------------------------------------------------------------------------------------
   Net unrealized capital gains                          $  1.2      $   0.2      $   0.2
   =======================================================================================

   Changes in accumulated other comprehensive income related to changes in unrealized gains (losses) on securities (excluding those related to experience-rated contractholders) were as follows:


   (Millions)                                             1998        1997        1996
   ------------------------------------------------------------------------------------
   Unrealized holding gains (losses) arising
    during the period (1)                              $  0.9      $  0.3       $   --
   Less: reclassification adjustment for gains and
    other items included in net income (2)               (0.1)        0.3          0.1
   ------------------------------------------------------------------------------------
   Net unrealized gains (losses) on securities         $  1.0      $   --       $ (0.1)
   ====================================================================================

   (1) Pretax unrealized holding gains (losses) arising during the period were $1.3 million and $0.4 million for 1998 and 1997, respectively. There were no unrealized holding gains (losses) arising in 1996.
   (2) Pretax reclassification adjustments for gains and other items included in net income were $(0.2) million, $0.4 million and $0.1 million for 1998, 1997 and 1996, respectively.

7. Income Taxes

   The Company is included in the consolidated federal income tax return of Aetna and combined Connecticut state income tax return of Aetna. Aetna allocates to each member an amount approximating the tax it would have incurred were it not a member of the consolidated group, and credits the member for the use of its tax saving attributes used in the consolidated returns.

   Income taxes for the years ended December 31, consist of:

   (Millions)                                   1998         1997         1996
   ----------------------------------------------------------------------------
   Current taxes (benefits):
    Federal                                   $ (1.7)     $  1.2       $   0.1
    State                                        0.1          --          (0.1)
    Net realized capital gains (losses)         (0.1)        0.1            --
   ----------------------------------------------------------------------------
                                                (1.7)        1.3            --
   ----------------------------------------------------------------------------
   Deferred taxes (benefits):
    Federal                                      2.3        (0.4)         (0.7)
    Net realized capital losses                   --        (0.1)           --
   ----------------------------------------------------------------------------
                                                 2.3        (0.5)         (0.7)
   ----------------------------------------------------------------------------
   Total                                      $  0.6      $  0.8       $  (0.7)
   ============================================================================

   Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons:

   (Millions)                                              1998        1997         1996
   ---------------------------------------------------------------------------------------
   Income (loss) before income taxes (benefits) and
    cumulative effect adjustment                        $ 3.2       $ 2.5          $ (1.4)
   Tax rate                                                35%         35%             35%
   ---------------------------------------------------------------------------------------
   Application of the tax rate                            1.1         0.9            (0.5)
   Tax effect of:
    Excludable dividends                                  (0.5)       (0.1)          (0.2)
   ---------------------------------------------------------------------------------------
   Income taxes (benefits)                              $ 0.6       $ 0.8          $ (0.7)
   =======================================================================================

   The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are presented below:


   (Millions)                                             1998         1997
   -------------------------------------------------------------------------
   Deferred tax assets:
    Policyholders' funds left with the Company         $  16.6       $ 14.3
    Unrealized gains allocable to experience-rated
     contracts                                             1.3          0.7
    Guaranty fund assessments                              0.1          0.1
    Pension                                                 --          0.2
    Other                                                  0.1           --
   -------------------------------------------------------------------------
       Total gross assets                                 18.1         15.3
   -------------------------------------------------------------------------
   Deferred tax liabilities:
    Deferred policy acquisition costs                     16.9         12.5
    Net unrealized capital gains                           1.9          0.7
   -------------------------------------------------------------------------
       Total gross liabilities                            18.8         13.2
   -------------------------------------------------------------------------
   Net deferred tax (asset) liability                  $   0.7      $  (2.1)
  =========================================================================

   Net unrealized capital gains and losses are presented in shareholder's equity net of deferred taxes. As of December 31, 1998 and 1997, no valuation allowances were required for unrealized capital gains and losses.

   The Internal Revenue Service (the "Service") has completed examinations of the consolidated federal income tax returns of Aetna through 1990. Discussions are being held with the Service with respect to proposed adjustments. Management believes there are adequate defenses against, or sufficient reserves to provide for, any such adjustments. The Service has commenced its examinations for the years 1991 through 1994.


8. Benefit Plans

   The Company utilizes the employees of Aetna and its affiliates (primarily ALIAC). The benefit plan charges allocated to the Company were $0.2 million in 1998. In 1997 and 1996 the charges were immaterial.

   As of December 31, 1996, Aetna transferred to the Company approximately $0.1 million of accrued liabilities, primarily related to the allocation of ALIAC pension and postretirement benefit plans that had been previously recorded by Aetna. The after-tax amount of this transfer (approximately $0.1 million) is reported as a reduction in retained earnings. In 1997, other changes in shareholder's equity includes an additional $0.3 million reduction reflecting revisions to the allocation of these accrued liabilities.

9. Related Party Transactions

   Substantially all of the administrative and support functions of the Company are provided by Aetna and its affiliates. The financial statements reflect allocated charges, at cost, for these services based upon measures appropriate for the type and nature of service provided. Total charges allocated to the Company, including rent, salaries and other administrative expenses, were $10.5 million and $7.3 million for the years ended December 31, 1998 and 1997, respectively, (of which $5.5 million and $4.5 million, respectively, were capitalized as deferred policy acquisition costs).

   The Company is compensated by the Separate Accounts for bearing mortality and expense risks pertaining to variable annuity contracts. Under the insurance contracts, the Separate Accounts pay the Company a daily fee which, on an annual basis, ranged from 1.25% to 1.40% of their average daily net assets. The amount of compensation and fees received from the Separate Accounts, included in charges assessed against policyholders, amounted to $10.3 million, $5.6 million and $1.3 million for the years ended December 31, 1998, 1997 and 1996, respectively.

   The Company received capital contributions of $15.0 million in cash from ALIAC in 1998 and $20.0 million in both 1997 and 1996.

   Since August 1996, Aeltus, an affiliate of the Company, has been acting as adviser for the general account assets. The Company pays Aeltus a fee which, on an annual basis, is .06% of the average daily net assets under management. The amount of such fees for the years ended December 31, 1998 and 1997 amounted to $0.2 million and $0.1 million, respectively. The amount for such fees in 1996 was immaterial.


10. Commitments and Contingent Liabilities

   Commitments

   At December 31, 1998 and 1997 the Company had no commitments or contingent liabilities.

   Litigation

   The Company is not currently involved in any material litigation.

Form No. SAI.87131-99                                 AICA Ed. December 1999

                           VARIABLE ANNUITY ACCOUNT I
                           PART C - OTHER INFORMATION

Item 24.  Financial Statements and Exhibits
-------------------------------------------
     (a) Financial Statements:
         (1)      Incorporated by reference in Part A:
                  Condensed Financial Information
         (2)      Incorporated by reference in Part B:
                  Financial Statements of Variable Annuity Account I:
                  -   Statement of Assets and Liabilities as of December 31,
                      1998
                  - Statements of Operations and Changes in Net Assets for the years ended December 31, 1998 and 1997
                  - Condensed Financial Information for the year ended December 31, 1998
                  -   Notes to Financial Statements
                  -   Independent Auditors' Report
                  Financial Statements of Depositor:
                  -   Independent Auditors' Report
                  - Statements of Income for the years ended December 31, 1998, 1997 and 1996
                  -   Balance Sheets for the years ended December 31, 1998 and
                      1997
                  - Statements of Changes in Shareholder's Equity for the years ended December 31, 1998, 1997 and 1996
                  - Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996
                  -   Notes to Financial Statements
     (b) Exhibits

         (1)      Resolution of the Board of Directors of Aetna Insurance
                  Company of America establishing Variable Annuity Account I(1)
         (2)      Not Applicable
         (3.1)    Selling Agreement(1)
         (3.2)    Principal Underwriting Agreement(2)
         (3.3)    First Amendment dated January 11, 1996 to Principal
                  Underwriting Agreement(2)
         (4.1)    Variable Annuity Contract (G2-CDA-99(TORP)FL)
         (4.2)    Certificate (GTCC2-99(TORP)FL) to Variable Annuity Contract
                  G2-CDA-99(TORP)FL
         (5)      Variable Annuity Contract Application
         (6.1)    Certificate of Incorporation (Connecticut) of Aetna Insurance
                  Company of America(1)
         (6.2)    Certificate of Incorporation (Florida) of Aetna Insurance
                  Company of America
         (6.3)    By-laws of Aetna Insurance Company of America(1)
         (6.4)    By-laws of Aetna Insurance Company of America
         (7)      Not Applicable
         (8.1)    Fund Participation Agreement between Aetna Insurance Company of America and AIM
         (8.2)    Service Agreement between Aetna Insurance Company of America and AIM
         (8.3)    Fund Participation Agreement among Aetna Insurance Company of
                  America, Alger American Fund and Fred Alger Management, Inc.
                  dated August 30, 1995(3)
         (8.4)    Fund Participation Agreement among Calvert Responsibly
                  Invested Balanced Portfolio, Calvert Asset Management Company,
                  Inc. and Aetna Insurance Company of America dated December 1,
                  1997(4)
         (8.5)    Service Agreement between Calvert Asset Management Company,
                  Inc. and Aetna Insurance Company of America dated December 1,
                  1997(4)
         (8.6)    Fund Participation Agreement by and among Insurance Management
                  Series, Federated Advisers and Aetna Insurance Company of
                  America dated July 1, 1994(5)
         (8.7)    Fund Participation Agreement among Aetna Insurance Company of
                  America, Variable Insurance Products Fund and Fidelity
                  Distributors Corporation dated October 20, 1995(3)
         (8.8)    Fund Participation Agreement among Aetna Insurance Company of
                  America, Variable Insurance Products Fund II and Fidelity
                  Distributors Corporation dated October 20, 1995(3)
         (8.9)    Fund Participation Agreement among Janus Capital Corporation,
                  Aetna Insurance Company of America and Janus Aspen Series
                  dated December 8, 1997(6)
         (8.10)   Amendment to Fund Participation Agreement made as of October
                  12, 1998 to Fund Participation Agreement among Janus Capital
                  Corporation, Aetna Insurance Company of America and Janus
                  Aspen Series dated December 8, 1997(6)
         (8.11)   Service Agreement between Janus Capital Corporation and Aetna
                  Insurance Company of America dated as of December 8, 1997(6)
         (8.12)   Fund Participation Agreement among MFS Variable Insurance
                  Trust, Aetna Insurance Company of America and Massachusetts
                  Financial Services Company dated April 30, 1996(3)
         (8.13)   First Amendment dated September 3, 1996 to Fund Participation
                  Agreement among MFS Variable Insurance Trust, Aetna Insurance
                  Company of America and Massachusetts Financial Services
                  Company dated April 30, 1996(7)
         (8.14)   Fund Participation Agreement between Aetna Insurance Company of America, Oppenheimer Variable Account Funds and Oppenheimer
                  Fund, Inc. dated April 1, 1997(8)
         (8.15)   Service Agreement between Aetna Insurance Company of America and Oppenheimer Funds, Inc. dated April 1, 1997(8)
         (8.16)   Fund Participation Agreement among Aetna Insurance Company of
                  America, TCI Portfolios, Inc. and Investors Research
                  Corporation dated October 9, 1995(3)
         (8.17)   Administrative Service Agreement between Aetna Insurance
                  Company of America and Agency, Inc.(3)
         (9)      Opinion and Consent of Counsel
         (10)     Consent of Independent Auditors
         (11)     Not applicable
         (12)     Not applicable
         (13)     Schedule for Computation of Performance Data
         (14.1)   Powers of Attorney
         (14.2)   Certificate of Resolution Authorizing Signatures(1)

1. Incorporated by reference to Registration Statement on Form N-4 (File No. 33-59749), as filed on June 1, 1995.
2. Incorporated by reference to Registration Statement on Form S-2 (File No. 333-22723), as filed on March 4, 1997.
3. Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 33-59749), as filed on April 22, 1996.
4. Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 33-59749), as filed on February 13, 1998.
5. Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 33-59749), as filed on July 29, 1997.
6. Incorporated by reference to Registration Statement on Form N-4 (File No. 333-87131), as filed on September 15, 1999.
7. Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 33-59749), as filed on September 16, 1996.
8. Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-4 (File No. 33-59749), as filed on April 16, 1997.

Item 25.  Directors and Officers of the Depositor
-------------------------------------------------

Name and Principal
Business Address*                    Positions and Offices with Depositor
----------------                     ------------------------------------
Thomas J. McInerney                  Director and President

Shaun P. Mathews                     Director and Senior Vice President

Steven A. Haxton                     Director

David W. O'Leary                     Director

Catherine H. Smith                   Director

Deborah Koltenuk                     Vice President, Corporate Controller, and
                                     Assistant Treasurer

Jane A. Boyle                        Corporate Secretary and Counsel

Therese A. Squillacote               Vice President and Chief Compliance Officer

Alastair G. Longley-Cook             Vice President and Corporate Actuary

* The principal business address of all directors and officers listed is 151 Farmington Avenue, Hartford, Connecticut 06156.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant
--------------------------------------------------------------------------

     Incorporated herein by reference to Item 26 of Registration Statement on Form N-4 (File No. 333-56297), as filed on November 23, 1999.

Item 27.  Number of Contract Owners
-----------------------------------

     As of October 31, 1999, there were 15,605 individuals holding interests in variable annuity contracts funded through Variable Annuity Account I.

Item 28.  Indemnification
-------------------------

Section 21 of Public Act No. 97-246 of the Connecticut General Assembly (the "Act") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the Connecticut General Statutes, as amended by Sections 12 to 20, inclusive, of this Act. Reference is hereby made to Section 33-771(e) of the Connecticut General Statutes ("CGS") regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by the disinterested directors, as defined in Section 33-770(3); (b) by special counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 provides that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he was a director of the corporation. In the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

The statute does specifically authorize a corporation to procure indemnification insurance on behalf of an individual who was a director, officer, employer or agent of the corporation. Consistent with the statute, Aetna Inc. has procured insurance from Lloyd's of London and several major United States excess insurers for its directors and officers and the directors and officers of its subsidiaries, including the Depositor.

Item 29.  Principal Underwriter
-------------------------------

     (a) In addition to serving as the principal underwriter for the Registrant, Aetna Life Insurance and Annuity Company (ALIAC) also acts as the principal underwriter, only, for Aetna Variable Encore Fund, Aetna Variable Fund, Aetna Generation Portfolios, Inc., Aetna Income Shares, Aetna Balanced VP, Inc. (formerly Aetna Investment Advisers Fund, Inc.), Aetna GET Fund and Aetna Variable Portfolios, Inc. and as the principal underwriter and investment adviser for Portfolio Partners, Inc. (all management investment companies registered under the Investment Company Act of 1940 (1940 Act)). Additionally, ALIAC also acts as the principal underwriter and depositor for Variable Life Account B of ALIAC, Variable Annuity Account B of ALIAC, Variable Annuity Account C of ALIAC and Variable Annuity Account G of ALIAC (separate accounts of ALIAC registered as unit investment trusts under the 1940 Act).

     (b) Directors and Officers of the Underwriter:

Name and Principal
Business Address*                   Positions and Offices with Depositor
------------------                  ------------------------------------
Thomas J. McInerney                 Director and President

Shaun P. Mathews                    Director and Senior Vice President

Catherine H. Smith                  Director

Deborah Koltenuk                    Vice President, Corporate Controller, and
                                    Assistant Treasurer

Therese M. Squillacote              Vice President and Chief Compliance Officer

Kirk P. Wickman                     Senior Vice President, General Counsel and
                                    Corporate Secretary

* The principal business address of all directors and officers listed is 151 Farmington Avenue, Hartford, Connecticut 06156.

  (c) Compensation as of December 31, 1998:


   (1)                        (2)                        (3)                     (4)                  (5)

Name of                  Net Underwriting           Compensation on
Principal                Discounts and              Redemption                Brokerage
Underwriter              Commissions                or Annuitization          Commissions         Compensation*
-----------              -----------                -----------------         -----------         -------------
Aetna Life Insurance                                      $486,000                                 $10,435,000
and Annuity Company

* Compensation shown in column 5 includes deductions for mortality and expense risk guarantees and contract charges assessed to cover costs incurred in the sales and administration of the contracts issued under Variable Annuity Account I.

Item 30.  Location of Accounts and Records
------------------------------------------

     All accounts, books and other documents required to be maintained by
Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are located at the Service Center of the Depositor as follows:

                      Aetna Insurance Company of America
                      151 Farmington Avenue
                      Hartford, Connecticut  06156

Item 31.  Management Services
-----------------------------

       Not applicable

Item 32.  Undertakings
----------------------

     Registrant hereby undertakes:

     (a) to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

     (b) to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and

     (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

     (d) The Company hereby represents that it is relying upon and will comply with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 28, 1988 with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code. See American Counsel of Life Insurance; SEC No-Action Letter, [1988 WL 235221, *13 (S.E.C.)].

     (e) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (f) Aetna Insurance Company of America represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Annuity Account I of Aetna Insurance Company of America, has duly caused this Pre-Effective Amendment to its Registration Statement on Form N-4 (File No. 333-87131) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on the 15th day of December, 1999.

                                         VARIABLE ANNUITY ACCOUNT I OF AETNA
                                         INSURANCE COMPANY OF AMERICA
                                             (Registrant)

                                    By:  AETNA INSURANCE COMPANY OF AMERICA
                                             (Depositor)

                                    By:     Thomas J. McInerney*
                                            --------------------------
                                            Thomas J. McInerney
                                            President

     As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                            Title                                                                        Date
---------                            -----                                                                        ----
Thomas J. McInerney*                 Director and President                                                    )
-----------------------------------  (principal executive officer)                                             )
Thomas J. McInerney                                                                                            )
                                                                                                               )
Deborah Koltenuk*                    Vice President, Corporate Controller, and Assistant Treasurer             ) December
-----------------------------------  (principal accounting and financial officer)                              ) 15, 1999
Deborah Koltenuk                                                                                               )
                                                                                                               )
Steven A. Haxton*                     Director                                                                 )
-----------------------------------                                                                            )
Steven A. Haxton                                                                                               )
                                                                                                               )
Shaun P. Mathews*                     Director                                                                 )
-----------------------------------                                                                            )
Shaun P. Mathews                                                                                               )
                                                                                                               )
David W. O'Leary*                     Director                                                                 )
-----------------------------------                                                                            )
David W. O'Leary                                                                                               )
                                                                                                               )
Catherine H. Smith*                   Director                                                                 )
-----------------------------------                                                                            )
Catherine H. Smith                                                                                             )


By:  /s/  Michael A. Pignatella
     ------------------------------------
     Michael A. Pignatella
     *Attorney-in-Fact

                           VARIABLE ANNUITY ACCOUNT I
                                  Exhibit Index

Exhibit No.             Exhibit
-----------             -------
99-B.4.1                Variable Annuity Contract (G2-CDA-99(TORP)FL)
                                                                                                       -----------------

99-B.4.2                Certificate (GTCC2-99(TORP)FL) to Variable Annuity Contract
                        G2-CDA-99(TORP)FL                                                              -----------------

99-B.5                  Variable Annuity Contract Application
                                                                                                       -----------------

99-B.6.1                Certificate of Incorporation of Aetna Insurance Company of
                        America                                                                        -----------------

99-B.6.2                By-laws of Aetna Insurance Company of America
                                                                                                       -----------------

99-B.8.1                Fund Participation Agreement between Aetna Insurance Company of
                        America and AIM
                                                                                                       -----------------

99-B.8.2                Service Agreement between Aetna Insurance Company of America and AIM
                                                                                                       -----------------

99-B.9                  Opinion and Consent of Counsel
                                                                                                       -----------------

99-B.10                 Consent of Independent Auditors
                                                                                                       -----------------

99-B.13                 Schedule for Computation of Performance Data
                                                                                                       -----------------

99-B.14.1               Powers of Attorney
                                                                                                       -----------------